As filed with the Securities and Exchange Commission on December 2, 2016

Registration No. 333-213381

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM SF-3/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EFCAR, LLC

(Depositor for the trusts described herein)

(Exact name of registrant as specified in its charter)

A Delaware Limited Liability Company

IRS Employer Number: 45-3969432

Commission File Number of depositor: 333-213381

Central Index Key Number: 0001654238

222 West Las Colinas Boulevard, Suite 1800 N

Irving, Texas 75039

(214) 572-8276

EXETER FINANCE CORP.

(Sponsor for the trusts described herein)

(Exact name of sponsor as specified in its charter)

A Texas Corporation

Central Index Key Number of sponsor: 0001541713

222 West Las Colinas Boulevard, Suite 1800 N

Irving, Texas 75039

(214) 572-8276

WALTER EVANS, ESQ.

Exeter Finance Corp.

222 West Las Colinas Boulevard, Suite 1800 N

Irving, Texas 75039

(214) 572-8256

(Name, Address and Telephone Number, including area code, of Agent for Service)

Copy to:

JOHN P. KEISERMAN, ESQ.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-6385

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Asset Backed Securities	(2)	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)	An unspecified amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

FORM OF PROSPECTUS

$         [(1)] Automobile Receivables Backed Notes

Exeter Automobile Receivables Trust 20    -

Issuing Entity (CIK No.             )

EFCAR, LLC

Depositor (CIK No. 0001654238)

Sponsor and Servicer (CIK No. 0001541713)

The issuing entity will issue -

• [seven] classes of notes that are offered by this prospectus[; and

We suggest that you read the section entitled “Risk Factors” on page 20 of this prospectus and consider the factors in that section before making a decision to invest in the notes.

The notes are automobile loan asset-backed securities which represent obligations of the issuing entity and are not interests in or obligations of any other person or entity.

Neither the notes nor the automobile loan contracts will be insured or guaranteed by any governmental agency or instrumentality.

You should retain this prospectus for future reference.

•    [[one] class of subordinated notes that is not offered by this prospectus. These subordinated notes [are anticipated to be privately placed primarily with institutional investors]/[will initially be retained by the depositor or an affiliate of the depositor].]]

The notes -

•    are backed by a pledge of assets of the issuing entity. The assets of the issuing entity securing the notes will include a pool of sub-prime automobile loan contracts secured by new and used automobiles, light duty trucks, minivans and sports utility vehicles. These sub-prime automobile loan contracts are contracts made to borrowers who have experienced prior credit difficulties and generally have credit bureau scores ranging from 470 to 670. These sub-prime automobile loan contracts generally conform with the Federal Deposit Insurance Corporation’s definition of “sub-prime”;

•    receive monthly distributions [of interest and, after the revolving period, of principal] on the     day of each month, or, if not a business day, then on the next business day, beginning on             , 20    ; and

•    currently have no trading market.

Credit enhancement for the notes offered by this prospectus will consist of -

• excess cashflow collected on the pool of automobile loan contracts;
• overcollateralization resulting from the excess of the principal amount of the automobile loan contracts over the aggregate principal amount of the notes;

•    the subordination of each class of notes to those classes senior to it[, including the subordination of the class of notes which is not being offered by this prospectus to each class of notes being offered by this prospectus]; and

•    a reserve account that can be used to cover payments of timely interest, parity payments and ultimate principal of the notes.

[Exeter Automobile Receivables Trust 20    -   will offer asset-backed notes with an aggregate initial principal balance of $             or an aggregate initial principal balance of $            . If the aggregate initial principal balance of the publicly offered notes is $            , the following notes will be offered:]

	Principal Amount [(2)]	Interest Rate		Final Scheduled Distribution Date [(3)]	Price to Public(4)		Underwriting Discounts		Proceeds to Seller (5)
Class A-1 Notes	$		%	, 20]		%		%		%
Class A-2[-A] Notes[(6)]	$		%	, 20]		%		%		%
[Class A-2-B Notes(6)]	$	One-month LIBOR +	%	, 20]		%		%		%
Class A-3 Notes	$		%	, 20]		%		%		%
Class B Notes	$		%	, 20]		%		%		%
Class C Notes	$		%	, 20]		%		%		%
Class D Notes	$		%	, 20]		%		%		%

	$				$		$		$

[(1)	Aggregate initial principal balance of the publicly offered notes if the aggregate initial principal balance of the issued notes is $ . If the aggregate initial principal balance of the issued notes is $ , the aggregate initial principal balance of the publicly offered notes will be $ .]
[(2)	If the aggregate initial principal balance of the publicly offered notes is $ , the following notes will be offered: $ of Class A-1 Notes, $ aggregate amount of Class A-2[-A] Notes [and Class A-2-B Notes], $ of Class A-3 Notes, $ of Class B Notes, $ of Class C Notes and $ of Class D Notes. The sponsor will make the determination regarding the initial principal balance of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks associated with unknown aggregate initial principal balance of the notes.”]
[(3)	If the aggregate initial principal balance of the publicly offered notes is $ , the final scheduled distribution dates for the notes will be as follows: , 20 for the Class A-1 Notes, , 20 for the Class A-2 Notes, , 20 for the Class A-3 Notes, , 20 for the Class B Notes, , 20 for the Class C Notes and , 20 for the Class D Notes.]
(4)	Plus accrued interest, if any, from , 20 .
(5)	Before deducting expenses, estimated to be $ .
[(6)	The allocation of the principal amount between the Class A-2-A Notes and the Class A-2-B Notes will be determined on or before the date of pricing.]

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate on             , 20    . However, if the revolving period terminated early as a result of an early amortization event, principal payments may commence prior to that date.] [The issuing entity will enter into a hedge agreement with [hedge counterparty] for the purpose of mitigating interest rate risk on the Class A-2-B notes.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunners

[ ]		[ ]
Co-Managers for the Class A Notes
[ ]		[ ]

Prospectus dated             , 20    .

[The registrant intends to utilize pay-as-you-go takedowns from the registration statement on Form SF-3 to which this form of prospectus relates (Registration No. 333-213381) and in connection with any corresponding issuance of securities the registrant will pay the related registration fee and include the following table in the related prospectus. The registration fees will be calculated in accordance with rule 457(s) of the Securities Act of 1933, as amended]

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Asset Backed Securities	$	%	$	$

This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover of this prospectus.

Until ninety (90) days after the date of this prospectus, all dealers that buy, sell or trade the notes, may be required to deliver a prospectus, regardless of whether they are participating in the offer. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Important Notice about the Information Presented in this Prospectus

•	You should rely only on information provided or referenced in this prospectus. We have not authorized anyone to provide you with different information.

•	We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The table of contents on the previous page provides the pages on which these captions are located.

Where You Can Find More Information

The depositor, EFCAR, LLC, as registrant, filed with the Securities and Exchange Commission, or the Commission, or the SEC, under the Commission file number 333-213381, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, with respect to the notes offered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, omits certain information contained in such registration statement pursuant to the rules and regulations of the Commission.

As long as the issuing entity is required to report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the servicer or the depositor will file for the issuing entity, annual reports on Form 10-K and distribution reports on Form 10-D, any current reports on Form 8-K, and amendments to those reports with the Commission under the file number 333-213381-    . A copy of any reports may be obtained by any noteholder by request to the servicer.

The depositor engaged a third party to assist in certain components of the review of the automobile loan contracts that is described under “Depositor Review of Automobile Loan Contracts.” The report produced by that third party is a “third-party due diligence report” pursuant to Rule 15Ga-2 of the Exchange Act, and the findings and conclusions of that report were therefore filed with the Commission on a Form ABS-15G on             , 20     under file number 333-213381-    .

A number of items are incorporated by reference into this prospectus. See “Incorporation by Reference” for a description of incorporation by reference.

You can read and copy the registration statement and the reports referenced above at the public reference room at the Commission at 100 F Street N.E., Washington, DC 20549. You can obtain information about the public reference section by calling the SEC at 1-800-SEC-0330. In addition, the Commission maintains a website containing reports, proxy materials, information statements and other items. The address is http://www.sec.gov.

You may request a free copy of any of the filings incorporated by reference into this prospectus by writing or calling: Exeter Finance Corp., 222 West Las Colinas Boulevard, Suite 1800 N, Irving, Texas 75039; telephone (214) 572-8276.

Forward-Looking Statements

Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions the sponsor and the depositor consider reasonable. Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events. Except as required by the federal securities laws, neither the sponsor nor the depositor assumes any responsibility to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.

Summary of Transaction Parties (1)

(1)	This chart provides only a simplified overview of the relationships between the key parties to the transaction. Refer to this prospectus for a further description of the relationships between the key parties.
(2)	The Class E Notes and the Certificate are not being offered hereby.

Flow of Funds(1)

Available Funds
[To the Hedge Counterparty, net payments due to it under the swap transaction]
To the Servicer, the servicing fee, any supplemental servicing fees, reimbursements for mistaken deposits and other related amounts. To Exeter, amounts [paid to the lockbox account but] not related to interest, principal or extension fees. To any Successor Servicer, transaction fees up to the specified cap.
To the Indenture Trustee, the Custodian, the Owner Trustee[, the Backup Servicer] and the Asset Representations Reviewer for fees, expenses and indemnities (to the extent not already paid) in each case subject to a maximum specified annual limit
[pari passu,] interest on the Class A Notes [and certain hedge termination payments to the hedge counterparty]
[After the revolving period] principal, for parity, on the Class A Notes principal, on the legal final, on the Class A Notes
Interest on the Class B Notes
[After the revolving period] principal, for parity, on the Class A Notes and the Class B Notes principal, on the legal final, on the Class B Notes
Interest on the Class C Notes
[After the revolving period] principal, for parity, on the Class A Notes, the Class B Notes and the Class C Notes
principal, on the legal final, on the Class C Notes
Interest on the Class D Notes
[After the revolving period] principal, for parity, on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes
principal, on the legal final, on the Class D Notes
[Interest on the Class E Notes]
[[After the revolving period] principal, for parity, on the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes]
[[After the revolving period] principal, on the legal final, on the Class E Notes]
Reserve Account up to the required amount
Principal to achieve the specified amount of overcollateralization
Additional fees, expenses and indemnities owed to the Indenture Trustee, the Custodian, Owner Trustee, [the Backup Servicer][, the Lockbox Bank and the Lockbox Processor] and the Asset Representations Reviewer, in excess of the related cap
[Subordinated hedge termination payments to the hedge provider]
Certificateholders

(1)	This chart provides only a simplified overview of the priority of the monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred. For more detailed information or for information regarding the flow of funds upon the occurrence of an event of default, please refer to the prospectus for a further description.

Summary of Prospectus

•	This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. To understand all of the terms of the offering of the notes, carefully read this entire prospectus.

•	This summary provides an overview of certain calculations, cash flows and other information to aid your understanding and is qualified by the full description of these calculations, cash flows and other information in this prospectus.

•	There are material risks associated with an investment in the notes. You should read the section entitled “Risk Factors” on page of this prospectus and consider the risk factors described in that section before making a decision to invest in the notes.

The Issuing Entity

Exeter Automobile Receivables Trust 20    -  , or the issuing entity, is a Delaware statutory trust. The issuing entity will issue the notes and be liable for their payment. The issuing entity’s principal asset will be a pool of sub-prime automobile loan contracts secured by new and used automobiles, light duty trucks, minivans and sports utility vehicles.

The Depositor

EFCAR, LLC, or the depositor, is a Delaware limited liability company which is a wholly-owned special-purpose subsidiary of Exeter. The depositor will sell the pool of sub-prime automobile loan contracts to the issuing entity.

The Sponsor and the Servicer

Exeter Finance Corp., or Exeter, or the sponsor, or the servicer, is a Texas corporation. Exeter’s principal offices are located at 222 West Las Colinas Boulevard, Suite 1800 N, Irving, Texas 75039; telephone (214) 572-8276.

The sponsor purchased the pool of sub-prime automobile loan contracts without recourse from automobile dealers [and/or unaffiliated third party originators][and/or directly originated the pool of sub-prime automobile loan contracts]. The sponsor will sell the automobile loan contracts to the depositor and, in its capacity as servicer, will service the automobile loan contracts on behalf of the issuing entity.

The Indenture Trustee[, Backup Servicer] and the Custodian

[            ], or the indenture trustee[, or the backup servicer] or the custodian is a [state/national] [entity type]. [            ] will serve as indenture trustee pursuant to the indenture, as indenture trustee [and backup servicer] pursuant to the sale and servicing agreement and as custodian pursuant to the custodian agreement. [The backup servicer will receive monthly pool data, confirm certain data on the monthly servicer reports and become successor servicer if Exeter is terminated as servicer for any reason.]

The Owner Trustee

[Owner Trustee], or the owner trustee, is a [state/national] [entity type]. [Owner Trustee] will serve as owner trustee not in its individual capacity but solely as owner trustee of the issuing entity, pursuant to the trust agreement.

The Asset Representations Reviewer

[Asset Representations Reviewer], or the asset representations reviewer, is a [state/national] [entity type]. [Asset Representations Reviewer] will serve as asset representations reviewer pursuant to the asset representations review agreement.

[The Hedge Counterparty]

[[Hedge Counterparty], or the hedge counterparty, is a [state/national] [entity type]. In order to hedge against the interest rate risk that results from the fixed rate automobile loan contracts producing the income stream that will support the variable rate Class A-2-B Notes, on the closing date, the issuing entity will enter into either an interest rate swap transaction or an interest rate cap transaction with the hedge counterparty.]

[The Originator[s]]

[Insert disclosure regarding the percentage of automobile loan contracts purchased from any material unaffiliated third party originator or originated directly by the sponsor.]

[Statistical Calculation Date

            , 20    . This is the date that was used in preparing the statistical information that is presented in this prospectus.]

[Initial] Cutoff Date

            , 20    . The issuing entity will receive amounts collected on the [initial] automobile loan contracts after this date.

Closing Date

On or about             , 20    .

[Revolving Period

The revolving period will commence on the closing date and will end on the earlier of (i)             , 20     [date no later than the three year anniversary of the closing date] (after giving effect to distributions on that date), which is the scheduled amortization date, and (ii) the date on which an early amortization event occurs (prior to giving effect to any distributions made on that date if such date is a distribution date). Early amortization events are described further in “Description of the Transaction Documents— Early Amortization Events” in this prospectus. If no early amortization event occurs, principal will first be distributable to the noteholders on the             , 20     distribution date. If an early amortization event occurs, principal will first be distributable to the noteholders on the distribution date immediately succeeding such early amortization event or, if the early amortization event occurs on a distribution date, on the date on which the early amortization event occurs.]

Description of the Securities

The issuing entity will issue [    ] classes of asset-backed notes pursuant to the indenture. The notes are designated as the “Class A-1 Notes,” the “Class A-2[-A] Notes,” [the Class A-2-B Notes,” ] the “Class A-3 Notes,” the “Class B Notes,” the “Class C Notes,” [and] the “Class D Notes” [and the “Class E Notes”]. [The Class A-2-B Notes are sometimes referred to as the “Floating Rate Notes.”The Class A-2-A Notes and the Class A-2-B Notes, collectively, are the “Class A-2 Notes” and constitute a single class having equal rights to payments of principal and interest, which will be made on a pro rata basis based on the principal balance of the Class A-2 Notes.] The Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes are the “Class A Notes.”

A certificate representing the residual interest in the issuing entity will also be issued pursuant to the trust agreement, but the certificate will initially be retained by the depositor or an affiliate and is not being offered pursuant to this prospectus.

[The Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes are being offered by this prospectus and are sometimes referred to as the publicly offered notes. [The Class E Notes are not being offered by this prospectus, and [are anticipated to be privately placed primarily with institutional investors][will initially be retained by the depositor or an affiliate of the depositor]. The Class E Notes are sometimes referred to as the non-offered notes.]

[If the initial principal balance of the publicly offered notes is $            , each]/[Each] class of notes will have the initial note principal balance, interest rate and final scheduled distribution date listed in the following tables:

[Publicly Offered] Notes

Class	Initial Note Principal Balance [(1)]	Interest Rate		Final Scheduled Distribution Date[(2)]
A-1	$		%	, 20
A-2[-A(3)]	$		%	, 20
[A-2-B(3)]	$	One-month LIBOR +	%	, 20	]
A-3	$		%	, 20
B	$		%	, 20
C	$		%	, 20
D	$		%	, 20

[(1)	If the aggregate initial principal balance of the publicly offered notes is $ , the following notes will be offered: $ of Class A-1 Notes, $ aggregate amount of Class A-2[-A] Notes [and Class A-2-B Notes], $ of Class A-3 Notes, $ of Class B Notes, $ of Class C Notes and $ of Class D Notes.]
[(2)	If the aggregate initial principal balance of the publicly offered notes is $ , the final scheduled distribution dates for the notes will be as follows: , 20 for the Class A-1 Notes, , 20 for the Class A-2 Notes, , 20 for the Class A-3 Notes, , 20 for the Class B Notes, , 20 for the Class C Notes and , 20 for the Class D Notes.]
[(3)	The allocation of the principal amount between the Class A-2-A Notes and the Class A-2-B Notes will be determined on or before the date of pricing.]

[Non-Offered Notes

Class	Initial Note Principal Balance[(1)]	Interest Rate		Final Scheduled Distribution Date[(2)]
E	$		%	, 20 ]

[(1)	If the aggregate initial principal balance of the publicly offered notes is $ , $ of Class E Notes will be issued.]
[(2)	If the aggregate initial principal balance of the publicly offered notes is $ , the final scheduled distribution date for the Class E Notes will be , 20 .]

[The sponsor will make the determination regarding the initial principal balance of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks associated with unknown aggregate initial principal balance of the notes.” Interest on each class of notes will accrue during each interest period at the applicable interest rate.]

[With respect to the Floating Rate Notes, for each interest period, LIBOR will be the rate for deposits in U.S. dollars for a one-month period which appears on the Reuters Screen LIBOR01 Page (or similar replacement page) as of 11:00 a.m., London time, on the related LIBOR determination date, as described further under “Description of the Notes—Determination of LIBOR.”

The LIBOR determination date for each interest period will be:

•	, 20 for the interest period from the closing date to the first distribution date; and

•	for each interest period thereafter, the second London business day prior to the distribution date on which such interest period begins.]

The [publicly offered] notes will initially be issued in book-entry form only, and will be issued in minimum denominations of $1,000 and multiples of $1,000 (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000).

The notes will not be listed on any securities exchange.

You may hold your [publicly offered] notes through The Depository Trust Company in the United States or through Clearstream Banking, société anonyme or the Euroclear System in Europe.

The notes will be secured solely by the pool of sub-prime automobile loan contracts and the other assets of the issuing entity which are described under “—The Trust Property.”

Distribution Dates

•	The distribution date will be the day of each month, subject to the business day rule set forth below, commencing on , 20 .

•	Business day rule:

If any distribution date is not a business day, then the distribution due on that date will be made on the next business day.

•	Record dates:

The record date for each distribution date is the close of business on the business day immediately preceding that distribution date.

•	Collection periods:

The collection period for each distribution date is the calendar month immediately preceding the calendar month in which that distribution date occurs or, for the first distribution date, the period after the [initial] cutoff date to the close of business on             , 20    . Amounts received on the trust property during each collection period will be used to make the payments described under “—Payments” on the related distribution date.

Payments

As further described under the section of this prospectus entitled “Description of the Transaction Documents —Distributions —Distribution Date Payments,” the servicer will instruct the indenture trustee to make the distributions from available funds on each distribution date in the following order of priority (except in those circumstances when a priority of payments set forth under “—Events of Default” is applicable):

1.	[if the hedge agreement is a swap agreement, to the hedge counterparty, net payments (excluding swap termination payments), if any, then due to it under the interest rate swap transaction;]

[2.]	to the servicer, the servicing fee for the related calendar month, any supplemental servicing fees for the related calendar month, any reimbursements for mistaken deposits and other related amounts and certain other amounts due on the automobile loan contracts that the servicer is entitled to retain; to the sponsor, amounts deposited into the lockbox account but not related to interest, principal or extension fees due on the automobile loan contracts; and to any successor servicer, transition fees not to exceed the cap specified in the sale and servicing agreement;

2.	to the indenture trustee, the custodian, the owner trustee[, the backup servicer] and the asset representations reviewer, any accrued and unpaid fees, expenses and indemnities then due to each of them (to the extent the servicer has not previously paid those fees, expenses and indemnities), in each case subject to a maximum annual limit specified in the sale and servicing agreement;

3.	[pari passu, (a)] to pay interest due on the Class A Notes [and (b) if the hedge agreement is a swap agreement, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement);];

4.	[after the revolving period,] to pay principal to the extent necessary to reduce the principal balance of the Class A Notes to the pool balance, which amount will be paid out as described under “—Principal”;

5.	to pay the remaining principal balance of any Class A Notes on their respective final scheduled distribution dates;

6.	to pay interest due on the Class B Notes;

7.	[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 4 and 5 above, to reduce the combined principal balance of the Class A Notes and Class B Notes to the pool balance, which amount will be paid out as described under “—Principal”;

8.	to pay the remaining principal balance of the Class B Notes on its final scheduled distribution date;

9.	to pay interest due on the Class C Notes;

10.	[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 4, 5, 7 and 8 above, to reduce the combined principal balance of the Class A Notes, Class B Notes and Class C Notes to the pool balance, which amount will be paid out as described under “—Principal”;

11.	to pay the remaining principal balance of the Class C Notes on its final scheduled distribution date;

12.	to pay interest due on the Class D Notes;

13.	[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 4, 5, 7, 8, 10 and 11 above, to reduce the combined principal balance of the Class A Notes, Class B Notes, Class C Notes and Class D Notes to the pool balance, which amount will be paid out as described under “—Principal”;

14.	to pay the remaining principal balance of the Class D Notes on its final scheduled distribution date;

15.	[to pay interest due on the Class E Notes;]

16.	[[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses [4, 5, 7, 8, 10, 11, 13 and 14] above, to reduce the combined principal balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes to the pool balance, which amount will be paid out as described under “—Principal”;]

17.	[to pay the remaining principal balance of the Class E Notes on its final scheduled distribution date;]

18.	to the reserve account, the amount necessary to cause the amount deposited therein to equal the specified reserve account amount;
19.	to pay principal to achieve the specified amount of overcollateralization, which amount will be paid out as described under “—Principal”;

20.	to pay each of the indenture trustee, the custodian, the owner trustee[, the backup servicer] and any successor servicer and the asset representations reviewer any fees, expenses and indemnities then due to such party that are in excess of the related cap or annual limitation specified in the sale and servicing agreement;

21.	[if the hedge agreement is a swap agreement, to the hedge counterparty, any unpaid swap termination payments;] and

22.	to pay all remaining amounts to the certificateholder.

On any distribution date that the amount on deposit in the reserve account, together with available funds, is sufficient to pay all amounts due pursuant to priorities 1 through [17] set forth above and the note principal balance of all outstanding classes of notes, such amounts will be used to pay the outstanding notes and applicable fees and expenses in full on such distribution date.

Interest

Interest on the notes will be payable on each distribution date. The interest period relating to each distribution date will be the period from and including the      day of the preceding calendar month—or, in the case of the first distribution date, from and including the closing date—to but excluding the      day of the current calendar month. Interest on the notes of each class will accrue at the interest rate for that class during each interest period. Interest payable on the Class A Notes will be paid pari passu to the holders of the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes.

[Interest on the Class A-1 Notes [and the Class A-2-B Notes ] will be calculated on an “actual/360” basis.] Interest on the [other classes of] notes will be calculated on a “30/360” basis.

Principal

•	Principal of the notes will be payable on each distribution date [after the revolving period]:

1.	as necessary to prevent undercollateralization or to cause the remaining principal balance of a class of notes to be repaid on its final scheduled distribution date, and

2.	as necessary to build or maintain overcollateralization at its required amount.

•	The classes of notes are “sequential pay” classes. On each distribution date, all amounts allocated to the payment of principal as described in clauses [4, 5, 7, 8, 10, 11, 13, 14, 16, 17 and 19] of “Payments” above will be aggregated and will be paid out in the following order (except in those circumstances when a priority of payments set forth below in “Events of Default—Post-Default Application of Funds” is applicable):

first, the Class A–1 Notes will amortize, until they are paid in full;

once the Class A–1 Notes are paid in full, the Class A–2 Notes will begin to amortize, until they are paid in full;

once the Class A–2 Notes are paid in full, the Class A–3 Notes will begin to amortize, until they are paid in full;

once the Class A–3 Notes are paid in full, the Class B Notes will begin to amortize, until they are paid in full;

once the Class B Notes are paid in full, the Class C Notes will begin to amortize, until they are paid in full; [and]

once the Class C Notes are paid in full, the Class D Notes will begin to amortize, until they are paid in full[; and

once the Class D Notes are paid in full, the Class E Notes will begin to amortize, until they are paid in full].

•	Because the notes are “sequential pay,” if, due to losses, insufficient liquidation proceeds or otherwise, the trust property proves to be inadequate to repay the principal of all of the notes in full, it is possible that certain earlier maturing classes of notes will be paid in full and that the losses will be fully borne by the later maturing classes of notes. In that case, losses would be borne in reverse order of payment priority (i.e. beginning with the most junior class then outstanding).

The Trust Property

The issuing entity’s assets will principally include:

•	a pool consisting of primarily sub-prime automobile loan contracts, which are secured by new and used automobiles, light duty trucks, minivans and sports utility vehicles;

•	collections on the automobile loan contracts received after , 20 [or, in the case of subsequent automobile loan contracts, after the related cutoff date];

•	the security interests in the financed automobiles securing the automobile loan contracts;

•	the automobile loan contract files;

•	an assignment of all rights to proceeds from claims on insurance policies covering the financed automobiles or the obligors;

•	an assignment of all rights to proceeds from liquidating the automobile loan contracts;

•	an assignment of the depositor’s rights against dealers under agreements between the sponsor and the dealers;

•	[an assignment of the depositor’s rights against other unaffiliated third party originators under agreements between the sponsor and such other unaffiliated third party originators;]

•	amounts held in [pre-funding account,][the revolving account,] the collection account, the lockbox account, the note distribution account and the reserve account;

•	other rights under the transaction documents; and

•	all proceeds from the items described above.

The Automobile Loan Contract Pool

•	The automobile loan contracts consist of motor vehicle retail installment sale contracts originated by dealers [and/or unaffiliated third party originators][and/or originated directly by the sponsor] for assignment to the sponsor. All of the automobile loan contracts were originated in accordance with the sponsor’s credit policies. The automobile loan contracts are contracts made primarily to borrowers who have experienced prior credit difficulties and generally have credit bureau scores ranging from 470 to 670.

•	[From time to time on distribution dates during the revolving period, collections on the automobile loan contracts that have been deposited to the revolving account pursuant to the priority of payments set forth under “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus will be used to purchase subsequent automobile loan contracts.]

•	Upon discovery of a breach by the depositor of any of the representations and warranties with respect to the automobile loan contracts under the sale and servicing agreement in which the interests of any noteholder are materially and adversely affected by the breach, the depositor shall have the obligation to repurchase from the issuing entity any related automobile loan contract affected by the breach.

•	Upon the discovery of a breach by the sponsor of any of the representations and warranties with respect to the automobile loan contracts under the purchase agreement in which the interests of the noteholders are materially and adversely affected by the breach, or of any other event which requires the repurchase of an automobile loan contract by the depositor under the sale and servicing agreement, the sponsor shall have the obligation to repurchase from the depositor any related automobile loan contract affected by the breach.

•	Upon discovery of a breach by the servicer of certain covenants with respect to its servicing of the automobile loan contracts under the sale and servicing agreement in which the interests of the noteholders are materially and adversely affected by the breach, the servicer shall have the obligation to purchase from the issuing entity any related automobile loan contract affected by the breach.

Servicing Fee

The servicer will be paid on each distribution date from available funds prior to any payments on the notes. The servicer will receive the following fees as payment for its services on each distribution date:

•	For so long as the sponsor [or the backup servicer] is the servicer:

•	A servicing fee, equal to % times the aggregate principal balance of the automobile loan contracts as of the beginning of the calendar month preceding the calendar month in which the distribution date occurs (or, in the case of the first distribution date, as of , 20 ) times one-twelfth; and

•	A supplemental servicing fee, equal to all administrative fees, expenses and charges paid by or on behalf of obligors, including late fees, prepayment fees and liquidation fees collected on the automobile loan contracts during the preceding calendar month (but excluding any fees or expenses related to extensions).

•	If any entity other than the sponsor [or the backup servicer] becomes the servicer, the servicing fee may be adjusted as agreed upon by the majority noteholders of the most senior class outstanding and the successor servicer as set forth in the sale and servicing agreement.

[Statistical] Pool Information

•

[The statistical information in this prospectus is based on the automobile loan contracts in the pool as of the statistical calculation date. The statistical distribution of the characteristics of the [initial] automobile loan contract pool as of the [initial] cutoff date, which is             , 20    , will vary somewhat from the statistical distribution of those characteristics as of the statistical calculation date, although the sponsor and the depositor do not expect that the variance will be material.]

•	[One [statistical] pool was produced that relates to the publicly offered notes if their aggregate initial note principal balance is $ .] As of [the statistical calculation date]/[the [initial] cutoff date], the automobile loan contracts in [the]/[that] [statistical] pool had:

•	an aggregate principal balance of $ ;

•	a weighted average annual percentage rate of approximately %;

•	a weighted average original term to maturity of approximately months;

•	a weighted average remaining term to maturity of approximately months;

•	an individual remaining term to maturity of not more than months and not less than months; and

•	a weighted average custom score of approximately and a weighted average [non-zero] credit bureau score of approximately .

•	[One [statistical] pool was produced that relates to the publicly offered notes if their aggregate initial note principal balance is $ .] As of [the statistical calculation date]/[the [initial] cutoff date], the automobile loan contracts in [the]/[that] [statistical] pool had:

•	an aggregate principal balance of $ ;

•	a weighted average annual percentage rate of approximately %;

•	a weighted average original term to maturity of approximately months;

•	a weighted average remaining term to maturity of approximately months;
•	an individual remaining term to maturity of not more than months and not less than months; and

•	a weighted average custom score of approximately and a weighted average [non-zero] credit bureau score of approximately .

•	[As of the [initial] cutoff date, [if the aggregate initial principal balance of the publicly offered notes is $ ,] the automobile loan contracts in the pool are expected to have an aggregate principal balance of approximately $ .]

•	[As of the [initial] cutoff date, [if the aggregate initial principal balance of the publicly offered notes is $ ,] the automobile loan contracts in the pool are expected to have an aggregate principal balance of approximately $ .]

•	[As of the [initial] cutoff date, [if the aggregate initial principal balance of the publicly offered notes is $ ,] up to % of the automobile loan contracts may have a scheduled payment that is between and days past due.]

•	[As of the [initial] cutoff date, [if the aggregate initial principal balance of the publicly offered notes is $ ,] up to % of the automobile loan contracts may have a scheduled payment that is between and days past due.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] have been delinquent between 31 and 60 days once; and % of [the]/[that] automobile loan contracts in the [statistical] pool have been delinquent between 61 and 90 days once.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating

to the publicly offered notes if they have an aggregate initial note principal balance of $            ] have been delinquent between 31 and 60 days once; and     % of [the]/[that] automobile loan contracts in the [statistical] pool have been delinquent between 61 and 90 days once.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] have received one or more monthly payment extensions.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] have received one or more monthly payment extensions.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] have had their original terms modified.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] have had their original terms modified.]
•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] are automobile loan contracts that were previously pledged as collateral in securitizations arranged by the sponsor that were repurchased in connection with a “clean-up call” of the related securitization.]

•	[As of [the statistical calculation date]/[the [initial] cutoff date], % of the automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] are automobile loan contracts that were previously pledged as collateral in securitizations arranged by the sponsor that were repurchased in connection with a “clean-up call” of the related securitization.]

•	[Insert data regarding the number of automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] that are outside of the sponsor’s underwriting guidelines and a description of the nature of how these automobile loan contracts differ, to the extent applicable and material.]

•	[Insert data regarding the number of automobile loan contracts in the [statistical] pool [relating to the publicly offered notes if they have an aggregate initial note principal balance of $ ] that are outside of the sponsor’s underwriting guidelines and a description of the nature of how these automobile loan contracts differ, to the extent applicable and material.]

[Revolving Feature

No principal payments will be made on the notes during the revolving period. During the revolving period, amounts otherwise available to pay principal on the notes on a distribution date will be deposited into the revolving account and applied to purchase subsequent automobile loan contracts from the depositor on distribution dates, at least once per calendar year. Additionally, excess cashflow will be deposited into the revolving account on each distribution date during the revolving period to purchase subsequent automobile loan contracts to build and maintain the required level of overcollateralization. If no early amortization event occurs, principal will first be distributable to the noteholders on the             , 20     distribution date. If an early amortization event does occur, principal will first be distributable to the noteholders on the distribution date immediately succeeding such early amortization event, or if the early amortization event occurs on a distribution date, on the date on which the early amortization event occurs.

The amount of subsequent automobile loan contracts that may be acquired from the depositor during the revolving period will be capped at the amount necessary to achieve the required level of overcollateralization. The amount of subsequent automobile loan contracts that are acquired from the depositor during the revolving period will be limited both by the amount of collections received by the issuing entity that it can use to purchase such subsequent automobile loan contracts and by the availability of eligible automobile loan contracts for the issuing entity to purchase.

The subsequent automobile loan contracts will be originated by dealers [and/or unaffiliated third party originators] [and/or originated directly by the sponsor] for assignment to the sponsor, and will not be materially different from the automobile loan contracts acquired by the issuing entity on the closing date. All of the subsequent automobile loan contracts will have been originated in accordance with the sponsor’s credit policies. Additional eligibility requirements for the subsequent automobile loan contracts purchased with amounts on deposit in the revolving account are described under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.” The purchase price for each subsequent automobile loan contract will be its Principal Balance. To the extent that amounts allocated for the purchase of subsequent automobile loan contracts are not so used on any distribution date, they will remain in the revolving account and will be applied on subsequent distribution dates during the revolving period to purchase subsequent automobile loan contracts. Upon termination of the revolving period, the amortization period will begin and amounts received by the issuing entity will be available to be applied to the payment of principal of the notes as further described herein.]

[Pre-funding Feature

Approximately $             of the proceeds from the sale of the notes will be deposited into a pre-funding account and will be used by the issuing entity to purchase subsequent automobile loan contracts from the depositor after the closing date. The issuing entity expects to purchase automobile loan contracts with an aggregate principal balance equal to approximately $             [Insert amount that is no greater than 25% of the proceeds of the offering of the notes] with the amounts on deposit in the pre-funding account from time to time on or before             , 20     [Insert date that is no more than one year from the closing date], which is the last day of the pre-funding period. The automobile loan contracts purchased with the amounts on deposit in the pre-funding account are expected to represent approximately     % of the initial aggregate principal balance of the expected automobile loan contract pool as of             , 20    .

The subsequent automobile loan contracts were, or will also have been, originated by the sponsor or will be automobile loan contracts originated directly by the sponsor, and will not be materially different from the automobile loan contracts acquired by the issuing entity on the closing date. Additional eligibility requirements for the subsequent automobile loan contracts purchased with amounts on deposit in the pre-funding account are described under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.”

Approximately $             of the proceeds from the sale of the notes will be deposited into a capitalized interest account. Amounts will be released from the capitalized interest account on the first distribution date and on each distribution date thereafter, until the distribution date immediately following the last day of the pre-

funding period, and will be used by the issuing entity as an additional source of funds to make payments on those distribution dates. The amount that will be released from the capitalized interest account on each of these distribution dates is described under “Description of the Transaction Documents—Accounts.”]

Credit Enhancement

Credit enhancement for the notes will consist of excess cashflow, overcollateralization, subordination and a reserve account.

If available funds together with amounts available under any credit enhancement are insufficient to make required payments of principal of the notes, it is possible that the most senior class of notes outstanding will be paid in full and that the losses will be fully borne in reverse order of payment priority (i.e. starting with the most junior class of notes then outstanding) and losses may be incurred by the later maturing Class A Notes. In addition, the Class B Notes, the Class C Notes, the Class D Notes [and the Class E Notes] will only receive principal payments after each class of notes senior to that class of notes has been paid in full [(except as described below with respect to the Class E Notes)], exposing those noteholders to losses.

Excess Cashflow

It is anticipated that more interest will be paid by the obligors on the automobile loan contracts each month than the amount that is necessary to pay both the interest earned on the notes each month and all of the issuing entity’s monthly fees and expenses (including fees paid to the servicer, [backup servicer,] indenture trustee and owner trustee), resulting in excess cashflow. Any excess cashflow that is generated in a particular month will be available maintain the reserve account at its target amount[, during the revolving period, to purchase subsequent automobile loan contracts so as to build and maintain a target level of overcollateralization and, after the revolving period], to make accelerated principal payments on the notes to build and maintain a target level of overcollateralization [and to make accelerated payments of principal on the Class E Notes to a specified amount rather than to the certificateholder]. See “Description of the Transaction Documents—Credit Enhancement—Application of Excess Cashflow” in this prospectus for more information regarding the application of excess cashflow.

Overcollateralization

Overcollateralization refers to the amount by which the aggregate principal balance of the automobile loan contracts [plus the amounts on deposit in the [revolving account][pre-funding account], if any,] exceeds the principal balance of the notes. On the closing date, the initial amount of overcollateralization will be approximately     % of [the sum of] the aggregate principal balance of the automobile loan contracts as of the cutoff date [plus the amount on deposit in the [revolving account][pre-funding account]].

[On each distribution date during the revolving period, excess cashflow, if any, will be used to purchase subsequent automobile loan contracts if necessary to build and maintain a target level of overcollateralization.] On each distribution date [after the revolving period], excess cashflow, if any, will be available after any required deposit to the reserve account to build and maintain a target level of overcollateralization as described in “Description of the Transaction Documents—Credit Enhancement—Overcollateralization” of this prospectus.

For the first two distribution dates and for any distribution date thereafter on which no Cumulative Net Loss Trigger exists, the target overcollateralization amount will equal the greater of (1)     % of the aggregate principal balance of the automobile loan contracts as of the end of the related collection period [plus the amount in the [revolving account][pre-funding account]] and (ii)     % of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date. If a Cumulative Net Loss Trigger event exists on the third distribution date or on any distribution date thereafter, the target overcollateralization amount will equal the greater of (i)     % the aggregate principal balance of the automobile loan contracts as of the end of the related collection period [plus the amount in the [revolving account][pre-funding account]] and (ii)     % of the aggregate principal balance of the automobile loan contracts as of the

[initial] cutoff date. See “Description of the Transaction Documents—Credit Enhancement—Overcollateralization” for more information regarding overcollateralization.

Subordination

A class of notes that is lower in priority of payment provides credit support to those classes of notes having higher priority of payment relative to that class. To the extent that the trust property does not generate enough cashflow in a particular month to satisfy all of the issuing entity’s obligations on the related distribution date, any shortfalls or losses will be absorbed as follows:

•	first, [by the holders of the Class E Notes, to the extent amounts are due to them;

•	second,] by the holders of the Class D Notes, to the extent amounts are due to them;

•	[third], by the holders of the Class C Notes, to the extent amounts are due to them;

•	[fourth], by the holders of the Class B Notes, to the extent amounts are due to them; and

•	[fifth], by the holders of the Class A Notes, to the extent amounts are due to them.

Reserve Account

On the closing date, [approximately $             will be deposited into the reserve account, which is]     % of the [expected] aggregate principal balance of the automobile loan contracts [as of the [initial] cutoff date]/[will be deposited into the reserve account].

If, on any distribution date, collections on the automobile loan contracts are insufficient to cover the payments of certain fees and expenses of the issuing entity, [net payments (other than termination payments) due to the hedge counterparty,] interest on the notes, principal payments on the notes that are necessary to maintain parity, or principal payments on each class of notes that are necessary to pay off any class of notes on its final scheduled distribution date, then amounts on deposit in the reserve account will be withdrawn and used to pay such shortfalls in the order of priority described under “—Payments” above.

On each distribution date, any excess cashflow will be deposited to the reserve account to maintain the amount on deposit at     % of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date[; provided, that the amount on deposit in the reserve account will not exceed the aggregate principal amount of the notes after giving effect to the payments described in clauses [1] through [17] under “—Payments” above]. If the amount on deposit in the reserve account on any distribution date, after giving effect to any withdrawals on that distribution date, exceeds the lesser of (i)     % of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date and (ii) the aggregate principal amount of the notes after giving effect to all payments on that distribution date, excess amounts will be added to available funds and distributed in accordance with the priorities set forth under “—Payments” above.

[The Hedge Agreement

On the closing date, the issuing entity will enter into a hedge transaction with the hedge counterparty to hedge the floating interest rate on the Class A-2-B Notes. The hedge transaction will be either an interest rate swap transaction or an interest rate cap transaction.

Swap Transactions

If the issuing entity enters into an interest rate swap transaction with respect to the Class A-2-B Notes, then that interest rate swap transaction will have an initial notional amount equal to the initial note principal balance of the Class A-2-B Notes and the notional amount generally will decrease by the amount of any principal payments on the Class A-2-B Notes. The notional amount under the interest rate swap transaction with respect to the Class A-2-B Notes will be equal to (i) the note principal balance of the Class A-2-B Notes or, (ii) if the Class A-2-B Notes have been accelerated following an event of default under the indenture and have been repaid in full, a scheduled amount set forth in the swap agreement.

In general, under the swap transaction on each distribution date, the issuing entity will be obligated to pay the hedge counterparty a fixed rate payment based on a per annum fixed rate of     %, times the notional amount of the applicable interest rate swap transaction and the applicable day-count fraction, and the hedge counterparty will be obligated to pay the issuing entity a per annum floating interest rate payment based on LIBOR times the notional amount of the interest rate swap transaction and the applicable day-count fraction. Payments on the interest rate swap transaction will be exchanged on a net basis. Any net swap payments owed by the issuing entity to the hedge counterparty on the interest rate swap transaction rank higher in priority than all payments on the notes.

The swap transaction may be terminated upon an event of default or a termination event specified in the swap agreement. If the swap transaction is terminated due to an event of default or other termination event, a termination payment may be due to the hedge counterparty by the issuing entity out of available funds.

The issuing entity’s obligation to pay the hedge counterparty any net swap payments and any other amounts due under the swap transaction will be secured by the lien granted by the issuing entity under the indenture.

For a more detailed description of the interest rate swap transactions and the hedge counterparty, see the sections of this prospectus entitled “Description of the Transaction Documents—The Hedge Agreement—Swap Transactions” and “The Hedge Counterparty.”

Cap Transactions

If the issuing entity enters into an interest rate cap agreement that is purchased on or before closing with respect to the Class A-2-B Notes, on each distribution date, the hedge counterparty will pay to the issuing entity an amount equal to the product of (x) the excess, if any, of (i) LIBOR for the related interest period over (ii)         % per annum with respect to the Class A-2-B Notes interest rate cap transaction (if applicable), (y) the notional amount set forth in the related confirmation for the applicable class of Notes for that distribution date, and (z) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360. Each interest rate cap agreement will terminate on the earlier of the legal final maturity date of Class A-2-B Notes and the date the notional amount, if applicable, goes to zero.

Any cap agreement may be terminated upon an event of default or a termination event specified in the cap agreement.

For a more detailed description of the interest rate cap agreement and the hedge counterparty, see the sections of this prospectus entitled “Description of the Transaction Documents—The Hedge Agreement—Cap Transactions” and “The Hedge Counterparty.”]

Book-Entry Notes

The issuing entity will issue the notes as global securities registered in the name of Cede & Co. as nominee of The Depository Trust Company. The noteholders will not receive definitive securities representing their interests except in limited circumstances described under “Description of the Notes—Book-Entry Registration” in this prospectus.

[Optional] Redemption

[Optional Redemption]

On any distribution date on which the aggregate principal balance of the automobile loan contracts declines to [10]% or less of the aggregate principal balance of the [initial] automobile loan contracts as of the cutoff date, the notes then outstanding may be redeemed in whole, but not in part, if the servicer or the depositor exercises its “clean-up call” option to purchase the automobile loan contract pool. The servicer or the depositor may exercise this option by depositing a redemption price that is at least equal to the unpaid principal amount of the notes of each class then outstanding, plus accrued and unpaid interest to the collection account, which amount will then be used to repay all outstanding notes[, plus any amounts remaining unpaid to the hedge counterparty under the interest rate swap transaction, if any].

[Mandatory Redemption

Each class of notes will be redeemed in part on the distribution date at the end of the [revolving period][pre-funding period] in the event that any amounts remain on deposit in the [revolving account][pre-funding account] on that date. The principal amount of each class of notes to be redeemed will be an amount equal to that class’s pro rata share of the amount remaining on deposit in the [revolving account][pre-funding account]. However, if the amount remaining on deposit in the [revolving account][pre-funding account] is $             or less, that amount will be applied to reduce the outstanding principal on the class of notes that otherwise receives a payment of principal on that distribution date.]

Events of Default

The following are events of default under the indenture:

•	default in the payment of any interest when it becomes due and payable (i) on the Class A Notes or (ii) if no Class A Notes are outstanding, on the Class B Notes or (iii) if no Class A Notes or Class B Notes are outstanding, on the Class C Notes or (iv) if no Class A Notes, Class B Notes or Class C Notes are outstanding, on the Class D Notes [or (v) if no Class A Notes, Class B Notes, Class C Notes or Class D Notes are outstanding, on the Class E Notes] (which default, in each case, remains uncured for days);

•	default in the payment of the principal of any note on its final scheduled distribution date;

•	certain breaches of representations, warranties and covenants by the issuing entity (subject to any applicable cure period); and

•	certain events of bankruptcy relating to the issuing entity or the issuing entity’s property (subject to any applicable cure period).

If an event of default has occurred and is continuing, the notes may be accelerated and subject to immediate payment at par, plus accrued interest. If an event of default has occurred and is continuing and the notes are accelerated, the indenture trustee may be directed to sell the trust property, or any portion of the trust property, at one or more private or public sales. Any such liquidation of the trust property may occur only subject to certain provisions that are set forth under “Description of the Notes— Events of Default.”

Post-Default Application of Funds

Any amounts that are collected (i) following the occurrence of an event of default (other than an event of default related to a breach of a covenant or a representation and warranty) or (ii) upon a full or partial liquidation of the trust assets, will not be distributed in accordance with the priorities set forth under “—Payments” above but will instead be distributed in accordance with the following priorities:

1. to the servicer [,the hedge counterparty (if the hedge agreement is a swap agreement),] the custodian, the owner trustee, the indenture trustee[, the backup servicer] and the asset representations reviewer, certain amounts due and owing to such entities, pursuant to the priorities in clauses 1 and 2 [and 3], and without regard to the caps set forth in clauses 1 and 2, under “— Payments,” above;

2. [pari passu, (a)] to the Class A noteholders, for amounts due and unpaid on the Class A notes for interest, ratably, without preference or priority [and (b) if applicable, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement)];

3. to the Class A noteholders, for amounts due and unpaid on the Class A notes for principal, first, to the noteholders of the Class A-1 Notes until they are paid in full and, second, to the noteholders of the Class A-2 Notes and the Class A-3 Notes, ratably, without preference or priority, until they are paid in full;

4. to the Class B noteholders, for amounts due and unpaid on the Class B notes for interest;

5. to the Class B noteholders, for amounts due and unpaid on the Class B notes for principal, until the Class B Notes are paid in full;

6. to the Class C noteholders, for amounts due and unpaid on the Class C notes for interest;

7. to the Class C noteholders, for amounts due and unpaid on the Class C notes for principal, until the Class C Notes are paid in full;

8. to the Class D noteholders, for amounts due and unpaid on the Class D notes for interest;

9. to the Class D noteholders, for amounts due and unpaid on the Class D notes for principal, until the Class D Notes are paid in full;

10. [to the Class E noteholders, for amounts due and unpaid on the Class E notes for interest;

11. to the Class E noteholders, for amounts due and unpaid on the Class E notes for principal, until the Class E Notes are paid in full;]

12. [to the hedge counterparty, any unpaid swap termination payments;] and

13. to pay all remaining amounts to the certificateholder.

Post-Default Application of Funds – Representation, Warranty or Covenant Breach

Amounts collected following the occurrence of an event of default related to a breach of a covenant or a representation and warranty will be distributed in accordance with the priorities set forth under “—Payments” above, except that (a) the amounts to be distributed pursuant to clauses 1 and 2 [and 3] under “—Payments” above shall be made without regard to the caps set forth therein and (b) the amount of principal to be distributed pursuant to clause [19] under “—Payments” above shall instead be used to pay principal (i) on the Class A Notes, ratably, without preference of priority, until they are paid in full, (ii) then on the Class B Notes until they are paid in full, (iii) then on the Class C Notes until they are paid in full [and] (iv) then on the Class D Notes until they are paid in full [and (v) then on the Class E Notes until they are paid in full].

Federal Income Tax Consequences

For federal income tax purposes:

•	Katten Muchin Rosenman LLP, tax counsel, is of the opinion that the publicly offered notes will be characterized as indebtedness and the trust will not be characterized as an association or publicly traded partnership taxable as a corporation. By your acceptance of a publicly offered note, you agree to treat the note as indebtedness.

•	Interest on the publicly offered notes will be taxable as ordinary income:

•	when received by a holder using the cash method of accounting, and

•	when accrued by a holder using the accrual method of accounting.

ERISA Considerations

Subject to the important considerations described under “ERISA Considerations” in this prospectus, pension, profit-sharing and other employee benefit plans may purchase the publicly offered notes. Fiduciaries of such plans should consult with counsel regarding the applicability of the provisions of ERISA before purchasing the publicly offered notes.

[Legal Investment

The Class A-1 Notes will be structured to be eligible for purchase by money market funds under Rule 2a-7 of the Investment Company Act of 1940, as amended, or the 1940 Act. A money market fund should consult its legal advisors regarding the eligibility of the Class A-1 Notes under Rule 2a-7 and whether an investment in the Class A-1 Notes satisfies its investment policies and objectives.]

[Vintage Origination and] Static Pool Information

[Vintage origination information for automobile loan contracts originated by dealers [and/or unaffiliated third party originators] [and/or originated directly by the sponsor] for assignment to the sponsor is contained in Annex A to this prospectus.] Static pool information for the sponsor’s securitized asset pools is contained in Annex B to this prospectus.

1940 Act Registration

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended or the 1940 Act, contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined under “Volcker Rule Considerations” in this prospectus).

Ratings of the Notes

The depositor has engaged [two] nationally recognized statistical rating organizations to assign credit ratings to the publicly offered notes.

The ratings of the [publicly offered] notes will address the likelihood of the payment of principal and interest on the [publicly offered] notes according to their terms. Each engaged rating agency rating the [publicly offered] notes will monitor the ratings using its normal surveillance procedures. Each engaged rating agency may change or withdraw an assigned rating at any time. Any rating action taken by one rating agency may not necessarily be taken by another rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the publicly offered notes. See “Ratings” for more information regarding the ratings.

[Credit Risk Retention

[To be added for offerings after December 24, 2016]

The risk retention regulations in Regulation RR of the Exchange Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the automobile loan contracts. This credit risk retention requirement will be achieved by [a combination of] [the depositor retaining an “eligible vertical interest”]/[the depositor retaining an “eligible horizontal residual interest”]/[the establishment of an “eligible horizontal cash reserve account”]. See “Credit Risk Retention” for more information regarding the manner in which the risk retention regulations will be satisfied.]

Risk Factors

You should consider the following factors in connection with the purchase of the notes:

[The sponsor may be unable to originate enough automobile loan contracts to purchase a sufficient amount of subsequent automobile loan contracts which may cause the revolving period to end early and you may therefore be exposed to reinvestment risk.]

[The ability of the sponsor to originate sufficient subsequent automobile loan contracts may be affected by a variety of social and economic factors including:

•    interest rates;

•    unemployment levels;

•    the rate of inflation; and

•    consumer perception of economic conditions generally.

If the sponsor does not originate sufficient subsequent automobile loan contracts to purchase a sufficient amount of subsequent automobile loan contracts during the revolving period, the revolving period may end earlier than expected. If, with respect to              consecutive distribution dates, funds are on deposit in the revolving account in an amount greater than         % of the initial pool balance as of the initial cutoff date, then at the end of [                    ] distribution dates, after taking into consideration the subsequent automobile loan contracts purchased by the issuing entity on each such distribution date, then an early amortization event will occur and the revolving period will terminate on that third distribution date and amounts will be distributable to holders of the notes as a principal prepayment as set forth in this prospectus. If you receive a principal prepayment on your notes, you will bear the risk of reinvesting any such prepayment and you may not be able to reinvest those amounts at a rate of return that is at least equal to the rate of return on your notes.

Amounts that are not used to purchase subsequent automobile loan contracts on any distribution date and that remain on deposit in the revolving account will earn interest at a rate lower than might otherwise accrue on a portfolio of automobile loan contracts with the same principal balance, which may reduce the amounts that are available to make distributions on the notes.]

[The sponsor may be unable to originate enough automobile loan contracts to use all money on deposit in the pre-funding account and you may therefore be exposed to reinvestment risk.]

[The ability of the sponsor to originate sufficient subsequent automobile loan contracts may be affected by a variety of social and economic factors including:

•    interest rates;

•    unemployment levels;

•    the rate of inflation; and

•    consumer perception of economic conditions generally.

If the sponsor does not originate sufficient subsequent automobile loan contracts to use all money on deposit in the pre-funding account by                     , 20    , a mandatory redemption of a portion of the notes could result.

If a mandatory redemption occurs, you may receive a principal prepayment on your notes. You will bear the risk of reinvesting any prepayment and you may not be able to reinvest those amounts at a rate of return that is at least equal to the rate of return on your notes.]

We cannot predict the rate at which the notes will amortize.	Your notes may amortize more quickly than expected for a variety of reasons. First, obligors can prepay their automobile loan contracts without penalty. The rate of prepayments may be influenced by a variety of factors, including changes in economic and social conditions. The fact that consumer obligors generally may not sell or transfer their financed vehicles securing the automobile loan contracts without the servicer’s consent may also influence the rate of prepayments.

Second, under certain circumstances, the depositor, the sponsor and the servicer are obligated to purchase automobile loan contracts as a result of breaches of representations, warranties and/or covenants. As a result of such a repurchase, the affected automobile loan contracts would be repurchased from the issuing entity, the outstanding principal balance of the affected automobile loan contracts would be paid to the issuing entity and those repurchase amounts would be available to make payments on your notes.

Third, the notes contain an overcollateralization feature that could result in accelerated principal payments to noteholders [after the revolving period], which would cause faster amortization of the notes than of the automobile loan contract pool.

Finally, the servicer or the depositor has the right to purchase the automobile loan contracts remaining in the automobile loan contract pool when the outstanding principal balance of the automobile loan contract pool is [10]% or less of the [initial] aggregate principal balance of the automobile loan contract pool as of the cutoff date. If this right is exercised by the servicer or the depositor, you may be paid principal of the notes earlier than you expected.

In any of these cases, you may be repaid principal of the notes at a different rate than you expect and you may not be able to reinvest the principal repaid to you at a rate of return that is at least equal to the rate of return on your notes.

[Risks associated with unknown aggregate initial principal balance of the notes.]	[Whether the issuing entity will offer notes with an aggregate initial principal balance of $ or $ is not expected to be known until the day of pricing. The sponsor will make the determination regarding the aggregate initial principal balance of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

Your yield to maturity may be reduced by prepayments or slower than expected prepayments.	The pre-tax yield to maturity is uncertain and will depend on a number of factors including the following:

•    The rate of return of principal is uncertain. The amount of payments of principal of your notes and the time when you receive those payments depends on the amount and times at which obligors make principal payments on the automobile loan contracts. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults on the automobile loan contracts. For example, the servicer may engage in marketing practices or promotions, including refinancing, which may indirectly result in faster than expected payments on the automobile loan contracts.

•    You may be unable to reinvest distributions in comparable investments. Asset-backed notes, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the related automobile loan contracts and produce a slower return of principal if market interest rates rise above the interest rates on the related automobile loan contracts. As a result, you are likely to receive a greater amount of money on your notes to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive a lesser amount of money on your notes when other investments generally are producing a higher yield than that on your notes. You will bear the risk that the timing and amount of payments on your notes will prevent you from attaining your desired yield.

•    An optional redemption of the notes will shorten the life of your investment which may reduce your yield to maturity. If the automobile loan contracts are sold upon exercise of a “clean-up call,” the issuing entity will redeem all notes then outstanding and you will receive the remaining principal balance of your notes plus accrued interest through the related distribution date. Following payment to you of the remaining principal balance of your notes, plus accrued interest, your notes will no longer be outstanding and you will not receive the additional interest payments that you would have received had the notes remained outstanding. If you bought your notes at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “Description of the Notes—Optional Redemption” in this prospectus.

Geographic concentrations of automobile loan contracts may increase concentration risks.	Adverse economic conditions or other factors affecting any state or region could increase the delinquency or loan loss experience of the automobile loan contracts originated in that state or region. [As of , 20 ]/[If the issuing entity offers notes with an aggregate initial principal balance of $ , as of , 20 ,] obligors with respect to approximately %, % and % of the [initial] automobile loan contracts, based on the [initial] automobile loan contracts’ principal balance as of such date, were located in the states of , and , respectively. [If the issuing entity offers notes with an aggregate initial principal balance of $ , as of , 20 ,] obligors with respect to approximately %, % and % of the [initial] automobile loan contracts, based on the [initial] automobile loan contracts’ principal balance as of such date, were located in the states of , and , respectively]. No other state accounts for more than % of the automobile loan contracts as of , 20 . [Insert further disclosure regarding indicated states if material.]

You may suffer a loss if the final maturity date of the notes is accelerated.	If a default occurs under the indenture and the maturity dates of the outstanding notes are accelerated, the indenture trustee may, under certain circumstances specified in the indenture, sell the automobile loan contracts and prepay those notes in advance of their final scheduled distribution dates. The proceeds from such a sale of the automobile loan contracts may be insufficient to pay the aggregate principal amount of the outstanding notes and accrued interest on those notes in full. If this occurs, you may suffer a loss due to such an acceleration.

The notes are asset-backed debt and the issuing entity has only limited assets.	The sole sources for repayment of the notes are payments on the trust property (which will principally consist of payments on the automobile loan contracts) and amounts (if any) on deposit in the cash accounts held by the indenture trustee. You may suffer a loss if these amounts are insufficient to pay amounts due on the notes.

[The money in the [pre-funding account]/[revolving account] will be used solely to purchase subsequent automobile loan contracts and is not available to cover losses on the automobile loan contract pool. [Additionally, the capitalized interest account is designed to cover obligations of the issuing entity relating to that portion of its assets not invested in the automobile loan contract pool and is not designed to provide protection against losses on the automobile loan contract pool.]]

The representations and warranties that the sponsor and the depositor will make about the automobile loan contracts, and the sponsor and the depositor’s obligations to repurchase automobile loan contracts with respect to which there is a breach of any such representation and warranty, are limited.

The sponsor has made representations and warranties to the depositor about the automobile loan contracts and the depositor has made representations and warranties to the issuing entity about the automobile loan contracts. If there is a breach of any of the representations or warranties regarding the automobile loan contracts made by the sponsor to the depositor or by the depositor to the issuing entity, respectively, if the related breach is not cured and if the related breach materially and adversely affects the interest of the noteholders in such automobile loan contract, the sponsor or the depositor, respectively will be obligated to repurchase the affected automobile loan contract.

The sponsor and the depositor will each represent that each automobile loan contract is secured by a financed vehicle and that each automobile loan contract has been originated indirectly by the sponsor through dealers[and/or originated directly by the sponsor] in accordance with the sponsor’s customary origination practices[and/or purchased from other unaffiliated third party originators]. The sponsor and the depositor will also make representations and warranties with respect to the perfection and priority of the security interests in the financed vehicles (other than any statutory liens arising on or after the closing date which may have priority even over perfected security interests in the financed vehicles). Certain of the representations and warranties that the sponsor and the depositor will make about each automobile loan contract are subject to important qualifications or limitations, such as knowledge qualifiers, or relate to actions taken by a third-party, such as the related dealer [and/or the related unaffiliated third party originator]. Therefore, certain of these representations and warranties are included principally to allocate risk among the parties to the related agreements rather than to state matters of fact regarding the automobile loan contracts that the sponsor or the depositor, as applicable, is able to independently verify.

While the representations and warranties that are made by the sponsor and the depositor cover a number of potential defects with respect to each automobile loan contract, they may not cover every potential defect which may result in a realized loss on the automobile loan contracts. Furthermore, while the depositor and the sponsor are obligated to remove or repurchase any automobile loan contract if there is a breach of any of their respective representations and warranties regarding the eligibility of such automobile loan contract (and if such breach is not cured and materially and adversely affects the interest of the noteholders in such automobile loan contract), there can be no assurance given that the sponsor or the depositor, respectively, will financially be in a position to fund its repurchase obligation.

There may be a conflict of interest among classes of notes.	As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to treatment of defaults by the servicer, acceleration of payments on the notes in the event of a default under the indenture and certain other matters. Because the holders of different classes of notes may have varying interests when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.

Because the Class B Notes, the Class C Notes [and] the Class D Notes [and the Class E Notes] are subordinated to the Class A Notes, payments on those classes are more sensitive to losses on the automobile loan contracts.	Certain notes are subordinated, which means that (i) principal paid on those classes as part of monthly distributions or, in the event of a default, upon acceleration, will be made only once payments of principal have been made in full to all classes of notes senior to those classes and (ii) interest paid on those classes as part of monthly distributions or, in the event of a default, upon acceleration, will be made only once payments of interest have been made in full to all classes of notes senior to those classes. The Class A Notes have the highest priority of payment with respect to payments of principal and interest, followed in descending order of priority of payment by the Class B Notes, the Class C Notes, the Class D Notes [and[, except in certain circumstances where they are paid principal before classes senior to them,] the Class E Notes]. Therefore, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any distribution date or following acceleration, delays in payment or losses will be suffered by the most junior outstanding class or classes even as payment may be made in full to more senior classes.

Principal may be paid on certain classes of notes before interest is paid on other classes.	If on any distribution date the outstanding principal amount of the notes exceeds the principal balance of the pool of automobile loan contracts, a payment of principal, to the extent available, will be made to the holders of the most senior outstanding class or classes of notes to eliminate that undercollateralization. Furthermore, if any class of notes has an outstanding principal amount on its final scheduled distribution date, a payment of principal, to the extent available, will be made to the holders of that class of notes on that distribution date to reduce their outstanding principal amount to zero. Certain of these principal payments will be made before interest payments are made on certain subordinated classes of notes on that distribution date. Furthermore, following certain events of default, payment of interest on certain subordinated classes of notes will be made only once payments of principal have been made in full to all classes of notes senior to those classes. As a result, there may not be enough cash available to pay the interest on certain subordinated classes of notes on that distribution date.

The failure to make principal payments on any class of notes will generally not result in an event of default under the indenture until the applicable final scheduled distribution date or redemption date.	The amount of principal required to be paid to investors prior to the applicable final scheduled distribution date will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled distribution date or redemption date for that class of notes.

[During periods of economic downturn, losses may increase and loans used to finance vehicles may incur greater losses.]

[In the past few years, the United States has experienced periods of economic slowdown or recession and may experience similar periods in the future. Such periods of economic slowdown or recession may adversely affect the performance and market value of your notes. Continued high or rising unemployment and lack of available credit can lead to increased delinquencies, defaults, repossessions and losses on automobile loans. Such periods of slowdown or recession may also be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which could weaken collateral coverage and increase the amount of a loss in the event of default. Also, any increases in the inventory of used automobiles during a period of economic slowdown or recession will typically depress the prices at which repossessed automobiles may be sold.

Additionally, higher gasoline prices, unstable real estate values and other factors can impact consumer confidence and disposable income. These conditions increased loss frequency, decreased consumer demand for automobiles and weakened collateral values on certain types of automobiles during the most recent economic slowdown or recession and may have similar effects in any future periods of economic slowdown or recession. Because the automobile loan contracts owned by the issuing entity were made predominately to sub-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these automobile loan contracts are higher than those experienced in the general automobile finance industry and may be impacted to a greater extent during an economic downturn. See “Delinquency and Loan Loss Information,” “Delinquency Experience” and “Loan Loss Experience” for delinquency, default, loan loss and repossession information regarding the automobile loans originated indirectly by the sponsor through dealers [and/or originated directly by the sponsor] [and/or purchased from unaffiliated third party originators] and serviced by the sponsor.

In addition to an economic slowdown or recession, the asset-backed securities market, along with credit markets in general, may experience disruptions. Such disruptions could result in a reduction in the general availability of credit which may slow the expected rate of prepayment of automobile loan contracts. If losses on the automobile loan contracts securing your notes increase, recovery rates on repossessed automobile loan contracts decrease or the expected rate of prepayment decreases then the yields on the notes will be relatively more sensitive to losses on the automobile loan contracts. If the actual rate and amount of losses exceed your expectations, the yield to maturity on your notes may be lower than anticipated, and you may suffer a loss on your investment.]

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, may adversely affect the market value of your notes and/or limit your ability to resell your notes [and may affect the eligibility of the Class A-1 Notes under Rule 2a-7].

The sponsor has engaged [two] rating agencies and will pay them a fee to assign ratings on the notes. A rating agency may have a conflict of interest where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the ratings agencies for their ratings services. The sponsor has not engaged any other nationally recognized statistical rating organization, or NRSRO, to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under effective Commission rules, information provided by or on behalf of the sponsor to an engaged rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to all NRSROs in order to make it possible for non-engaged NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the engaged rating agencies, have different methodologies, criteria, models and requirements. If any non-engaged NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the engaged rating agencies, which may adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non- engaged NRSROs any information provided to any engaged rating agency for the purpose of assigning or monitoring the ratings on the notes, an engaged rating agency could withdraw its ratings on the notes, which may adversely affect the market value of your notes and/or limit your ability to resell your notes.

[Furthermore, the Class A-1 Notes will be structured to be eligible for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended. However, the Class A-1 Notes could fail to be “eligible securities” under Rule 2a-7 if any NRSRO reduces or withdraws its short-term ratings assigned to the Class A-1 Notes. Any determinations about the qualification of the Class A-1 Notes under, and compliance with, other applicable requirements of Rule 2a-7 are solely the responsibility of each money market fund that invests in the Class A-1 Notes.]

Potential investors in the notes are urged to make their own evaluation of the notes, including the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

The regulatory environment in which the consumer finance industry operates could have a material adverse effect on the sponsor’s business and operating results.	Compliance with applicable law may be or likely will be costly and can affect operating results. Compliance requires forms, processes, procedures, controls and the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships.

Since September 2014, the sponsor has received civil subpoenas and civil investigative demands from various federal and state agencies, including from the U.S. Department of Justice under the Financial Institutions Reform, Recovery and Enforcement Act, the United States Securities and Exchange Commission, or the SEC, and several state attorneys general, requesting the production of documents and communications that, among other things, relate to the sponsor’s origination, underwriting and securitization of auto loans. Furthermore, in May 2015 the sponsor received a civil investigative demand from the U.S. Federal Trade Commission requesting information and documents related to specialized auto loan originations. The automobile loan contracts originated as part of that program represent less than 1.0% of the sponsor’s serviced portfolio and will not be included in either the receivables pool or in the receivables pool for any prior securitization. Finally, in November 2015, the sponsor received a civil investigative demand from the Consumer Financial Protection Bureau requesting information and documents related primarily to the sponsor’s servicing activities. In the future, the sponsor may be served with additional subpoenas or requests relating to similar or related topics. The sponsor is investigating all of these matters internally and believes it is cooperating with all requests. Such investigations could in the future result in the imposition of damages, fines or civil or criminal claims and/or penalties. No assurance can be given that the ultimate outcome of the investigations or any resulting proceedings would not materially and adversely affect the sponsor or any of its subsidiaries and affiliates, including the servicer, or the interests of the noteholders or the servicer’s ability to perform its duties under the transaction documents. Additionally, any such outcome could adversely affect the ratings, marketability or liquidity of your notes.

Transaction parties may become subject to litigation or governmental proceedings.	Since the financial crisis, there has been an increase in litigation against, and governmental proceedings involving, sponsors, depositors and servicers of asset-backed securities. If a transaction party becomes subject to litigation or a governmental proceeding in connection with its business or the assets, it may incur costs and expenses that are payable by, or subject to reimbursement by, the issuing entity. In addition, if the servicer is subject to litigation or a governmental proceeding, this may affect the ability of the servicer to perform its servicing obligations, even if such litigation or a governmental proceeding is not related to the automobile loan contracts owned by the issuing entity. If the sponsor were to become subject to litigation or a governmental proceeding, this may affect the ability of the sponsor to perform any of its obligations to repurchase assets from the issuing entity with respect to which there has been a breach of representations and warranties and satisfaction of the conditions to repurchase. This could result in a delay in or reduction of payments on the notes. We cannot assure you as to the effect litigation, if any, may have on payments in respect of the assets or yield on the notes.

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity.	Recent legislative initiatives and completed and pending regulatory implementation and any uncertainty about the nature and timing of the regulations, including the Dodd-Frank Act and related implementing regulations and recently adopted amendments to Regulation AB, may create uncertainty in the credit and other financial markets and create other unknown risks. Such uncertainty may in turn affect the performance of the transaction parties and may adversely affect the value or marketability of the notes.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Pub. L. 111-203, H.R. 4173), or the Dodd-Frank Act, signed into law in July 2010, is extensive and significant legislation that, among other things:

•    creates a liquidation framework under which the Federal Deposit Insurance Corporation, or FDIC, may be appointed as receiver following a “systemic risk determination” by the Secretary of Treasury (in consultation with the President) for the resolution of certain nonbank financial companies and other entities, defined as “covered financial companies,” and commonly referred to as “systemically important entities,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the resolution of certain of their subsidiaries;

• creates a framework for the regulation of over-the-counter derivatives activities;

• strengthens the regulatory oversight of securities and capital markets activities by the SEC;

• creates the Consumer Financial Protection Bureau, an agency responsible for administering and enforcing the laws and regulations for consumer financial products and services; and

•    increases the regulation of the securitization markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

The various requirements of the Dodd-Frank Act, including the many implementing regulations which have yet to be released, may substantially impact the origination, servicing and securitization program of the sponsor and its subsidiaries.

With respect to the liquidation framework for systemically important entities, no assurances can be given that such framework would not apply to the sponsor or its subsidiaries, including the issuing entity and the depositor, although the expectation embedded in the Dodd-Frank Act is that the framework will be invoked only very rarely. Recent guidance from the FDIC indicates that such new framework will largely be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime which would otherwise apply to the sponsor, the depositor and the issuing entity.

Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the applicable federal regulatory agencies, and much of this rulemaking has yet to occur. Therefore, the full impact of financial regulatory reform on the financial markets and its participants and on the asset-backed securities market in particular will not be known for some time. We cannot assure you that the Dodd-Frank Act and its implementing regulations, or the imposition of additional regulations, will not have a significant adverse impact on the value of the notes, on the servicing of the assets or on the sponsor, the depositor, the issuing entity, the trustee or the servicer. Under some interpretations of these new provisions, the potential may exist for the performance of the notes to be negatively impacted.

The Consumer Financial Protection Bureau, or CFPB, and the Federal Trade Commission, or FTC, have recently become more active in investigating the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities, such as the sponsor. The CFPB has recently indicated an intention to review the actions of indirect auto finance companies such as the sponsor with regard to pricing activities and issued a bulletin to such lenders on how to limit fair lending risk under the Equal Credit Opportunity Act. Additionally, the CFPB has also recently begun reviews concerning certain other automobile lending practices, including the sale of extended warranties, credit insurance and other add-on products. Both the FTC and the CFPB have announced various enforcement actions against lenders beginning in 2012 involving significant penalties, cease and desist orders, and similar remedies that, if applicable to auto finance providers and to products, services and operations of the nature offered by the sponsor, may require it to cease or alter certain business practices, which could have a material effect on its financial condition and results of operations.

Furthermore, on June 10, 2015, the CFPB issued a rule that expands its supervisory and examination authority to now include the largest nonbank auto lenders such as the sponsor. This supervisory power over nonbank lenders such as the sponsor will allow the agency to conduct comprehensive and rigorous on-site examinations that could result in enforcement actions, fines, regulatory mandated process, procedure or product-related changes or consumer refunds if violations of law are found.

In general, compliance with applicable law and regulations may be costly because new processes, forms, controls and additional infrastructure may be required to comply with new requirements. Any failure to comply with these laws and regulations could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships.

In addition, proposals to change the laws and regulations governing the banking and financial services industries have been proposed or adopted by, and are frequently introduced in, Congress, state legislatures and the various bank regulatory or financial regulatory agencies. Congress and the federal government have continued to evaluate and develop legislation, programs and initiatives designed to, among other things, stabilize the financial markets and prevent future financial crises by further regulating the financial services industry. As a result of the recent financial crisis and the challenging economic environment, additional regulatory scrutiny of the financial industry in general and a particularly high level of regulatory scrutiny of auto loan sponsors, depositors and servicers may be expected. This scrutiny may result in additional regulation that could adversely affect the timeliness and amount of collections that the servicer is able to realize on the assets. It is not clear whether and when the final form of proposed programs or initiatives or any related legislation or regulation will go into effect, or the impact they may have on the sponsor, the depositor, the issuing entity, the indenture trustee or the servicer or any successor servicer.

A receivables pool that includes substantially all automobile loan contracts that are the obligations of sub-prime obligors will have higher default rates than a pool comprised of the obligations of prime obligors.	The automobile loan contracts in the receivables pool are substantially all sub-prime automobile loan contracts and generally involve obligors who do not qualify for conventional motor vehicle financing as a result of, among other things, a lack of or adverse credit history, low income levels and/or the inability to provide adequate down payments. While the sponsor’s underwriting guidelines are designed to establish that, notwithstanding such factors, the obligor is a reasonable credit risk, the issuing entity will nonetheless experience higher default rates than would more traditional motor vehicle financiers. In the event of such defaults, generally, the most practical alternative is repossession of the financed vehicle. As a result, losses on the automobile loan contracts are anticipated from repossessions and foreclosure sales that do not yield sufficient proceeds to repay the automobile loan contracts in full. See “Material Legal Aspects of the Automobile Loan Contracts” in this prospectus.

Potential new laws relating to auto loan origination or ownership could reduce or delay distributions on your notes and adversely affect the liquidity and market value of your notes.	Recent news reports have suggested that the CFPB is increasing its scrutiny of the sub-prime auto loan industry including, among other things, considering a set of regulations for subprime auto loans that would resemble its “qualified-mortgage” standards, with a particular focus on debt-to-income thresholds beyond which a loan to a sub-prime borrower would no longer be considered conforming. Such a regulation may result in a reduction in the availability of these types of loans in the future and may adversely affect the value and marketability of your notes. No assurances are given as to the effect of such a regulation on the value of your notes.

Various state and local jurisdictions may adopt similar or more onerous provisions in the future. We are unable to predict how these laws and regulations may affect the market value of your notes. The proposed regulation may adversely affect the market generally for asset-backed securities if investors are not willing to invest in pools of loans that do not satisfy the related requirements.

Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity of the notes.	Some or all of one or more classes of notes may be retained by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

Factors affecting the servicer’s information management systems may increase the risk of loss on your investment.	The success of your investment depends upon the ability of the servicer to store, retrieve, process and manage substantial amounts of information. If the servicer experiences any interruptions or losses in its information processing capabilities, its business, financial conditions, results of operations and, ultimately, your notes may suffer.

Paying the servicer a fee based on a percentage of the receivables may result in the inability to obtain a successor servicer.	Because the servicer is paid its base servicing fee based on a percentage of the aggregate outstanding amount of the receivables, the fee the servicer receives each month will be reduced as the size of the pool decreases over time. [In the event that the sponsor is terminated as servicer, the backup servicer will be obligated to become the successor servicer.] If the need ever arises to obtain a successor servicer [other than the backup servicer] who is obligated to take over the servicing duties for the same servicing fee that the sponsor is paid, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to service the remaining receivables in the pool. In this event, a higher servicing fee may need to be negotiated, resulting in less available funds that may be distributed to noteholders and certificateholder on a related distribution date. Also if there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period, resulting in increased delinquencies and/or defaults on the receivables.

[This prospectus provides information regarding the characteristics of the automobile loan contracts in the statistical pool as of the statistical calculation date, which may differ from the characteristics of the automobile loan contracts as of the cutoff date that will be sold to the issuing entity on the closing date.]	[The automobile loan contracts sold to the issuing entity on the closing date may have characteristics that differ somewhat from the characteristics of the automobile loan contracts in the related statistical pool described in this prospectus. However, the characteristics of the automobile loan contracts as of the cutoff date are not expected to differ materially from the characteristics of the automobile loan contracts as of the statistical calculation date, and each automobile loan contract must satisfy the eligibility criteria described in “The Automobile Loan Contracts—Eligibility Criteria for [Initial] Automobile Loan Contracts.” If you purchase a note, you must not assume that the characteristics of the automobile loan contracts sold to the issuing entity on the closing date will be identical to the characteristics of the automobile loan contracts in the related statistical pool disclosed in this prospectus.]

[The subsequent automobile loan contracts that the issuing entity acquires during the [pre-funding period]/[revolving period] may have characteristics that differ from the initial automobile loan contracts that are described in this prospectus.]	[The issuing entity will acquire subsequent automobile loan contracts during the [pre-funding period]/[revolving period] that may have characteristics that differ somewhat from the characteristics of the automobile loan contracts in the [statistical] pool described in this prospectus. However, the subsequent automobile loan contracts will also have been originated by the sponsor through dealers [and/or originated directly by the sponsor] [and/or purchased from unaffiliated third party originators] and then assigned to the sponsor or will have been originated directly with consumers by the sponsor and must meet the eligibility requirements described in “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.” If you purchase a note, you must not assume that the characteristics of the subsequent automobile loan contracts that are sold to the issuing entity will be identical to the characteristics of the initial automobile loan contracts in the [statistical] pool that are disclosed in this prospectus.]

[You may suffer a loss due to the floating interest rate on the Floating Rate Notes if interest rates rise because the issuing entity will not enter into interest rate hedges.]	[The pool of automobile loan contracts provide for level monthly payments and all classes of notes, except the Floating Rate Notes, will bear interest at a fixed rate. The Floating Rate Notes will bear interest at a floating rate based on one-month LIBOR plus a spread. Even though the issuing entity will issue the Floating Rate Notes, it will not enter into any interest rate hedges or other derivatives contracts to mitigate this interest rate risk.

The issuing entity will make payments on the Floating Rate Notes out of amounts received on the pool of automobile loan contracts and not solely from any subset of collections that are dedicated to the Floating Rate Notes. Therefore, an increase in one-month LIBOR would increase the amount due as interest payments on the Floating Rate Notes without any corresponding increase in the amount of interest due on the automobile loan contracts or any additional source of funds that provide a source of payment for those increased interest payments.

If the floating rate payable by the issuing entity increases to the point at which the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amounts received on the pool of automobile contracts, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make these payments, you may experience delays or reductions in the interest and principal payments on your notes.]

[We cannot predict the allocation of the principal amount of the Class A-2 Notes.	The allocation of the principal amount of the Class A-2 Notes between the Class A-2-A Notes and the Class A-2-B Notes may not be determined until the day of pricing. A higher allocation to the Floating Rate Notes will correspondingly increase the issuing entity’s exposure to increases in the interest rate payable on the Floating Rate Notes.]

[Payments on the notes may be affected by matters relating to the hedge agreement.]

[The issuing entity will enter into an interest rate hedge transaction under either an interest rate swap transaction or an interest rate cap transaction because the automobile loan contracts owned by the issuing entity bear interest at fixed rates while the Class A-2-B Notes will bear interest at a floating rate and an additional source of funds may be necessary to ensure that all payments are made on the notes during periods when the floating rate of interest on the Class A-2-B Notes has risen. The issuing entity may use payments made by the hedge counterparty to make required payments on each distribution date.

During those periods in which the floating rate payable by the hedge counterparty is substantially greater than the fixed rates payable by the issuing entity under the interest rate swap transactions, if any, or the strike rate under the interest rate cap transactions, if any, the issuing entity will be more dependent on receiving payments from the hedge counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the hedge counterparty fails to pay any required payment and collections on the automobile loan contracts and other assets on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

During those periods in which the floating rate payable by the hedge counterparty under any interest rate swap transaction are less than the fixed rates payable by the issuing entity under the interest rate swap transaction, the issuing entity will be obligated to make a net swap payment to the hedge counterparty. The issuing entity’s obligation to pay a net swap payment to the hedge counterparty is secured by the trust property.

If any interest rate swap transactions are entered into by the issuing entity, the hedge counterparty’s claim for net swap payments will be higher in priority than all payments on the notes. If a net swap payment is due to the hedge counterparty on a distribution date and there are insufficient collections on the automobile loan contracts and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

The hedge transactions generally may not be terminated except upon, among other things, failure of either party to the hedge transactions to make payments when due, insolvency of either party to the hedge transactions, illegality, the exercise of certain rights under the indenture, the issuing entity amends the transaction documents without the consent of the hedge counterparty if such consent is required, or failure of the hedge counterparty to post collateral, assign the swap agreement to an eligible counterparty or take other remedial action if the hedge counterparty’s credit ratings drop below the levels required by the hedge agreement. Depending on the timing of and reason for the termination, a termination payment may be due to the issuing entity or to the hedge counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the hedge counterparty fails to make a termination payment owed to the issuing entity under any hedge transaction, the issuing entity may not have sufficient funds available to enter into a replacement hedge transaction. If this occurs, the amount available to pay principal and interest on the notes will be reduced to the extent the interest rate on the Class A-2-B Notes exceeds the fixed rate the issuing entity would have been required to pay the hedge counterparty under the hedge transaction.

If the hedge transaction is terminated and no replacement hedge transaction is entered into and collections on the automobile loan contracts and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes, you may experience delays and/or reductions in the interest and principal payments on your notes.]

You may not be able to sell your notes, and may have to hold your notes to maturity even though you may want to sell.	A secondary market for your notes may not be available. If it is available, it may not provide you with sufficient liquidity of investment or continue for the life of these notes. The underwriters may establish a secondary market in the notes, although no underwriter will be obligated to do so. The notes are not expected to be listed on any securities exchange or quoted in the automated quotation system of a registered securities association.

The trust property consists mainly of automobile loan contracts made primarily to sub-prime borrowers.	The trust property consists of automobile loan contracts made primarily to sub-prime borrowers which are originated under lending programs of the sponsor designed to serve consumers who have limited access to traditional automobile financing. There is a high degree of risk associated with sub-prime borrowers. The typical sub-prime borrower may have had previous financial difficulties or may have a limited credit history. Because the sub-prime automobile loan contracts that are included in the trust property were made to consumers who are unable to meet the credit standards imposed by most traditional automobile financing services, the sponsor charges interest on the automobile loan contracts at higher rates than those charged by many traditional financing sources. Sub-prime automobile loan contracts such as those included in trust property therefore entail relatively higher risk and may be expected to experience higher levels of delinquencies, defaults and net losses than automobile loan contracts originated by traditional automobile financing sources.

Federal and state laws and other factors may limit the collection of payments on the automobile loan contracts and repossession of the automobiles.	Federal and state laws may prohibit, limit, or delay repossession and sale of the automobiles to recover losses on defaulted automobile loan contracts. As a result, you may experience delays in receiving payments and suffer losses.

Additional factors that may affect the issuing entity’s ability to recoup the full amount due on an automobile loan contract include:

• the sponsor’s failure to file amendments to the certificate of title relating to the related automobile;

• the sponsor’s failure to file financing statements to perfect its security interest in the related automobile;

• depreciation;

• obsolescence;

• damage or loss of the related vehicle; and

Furthermore, proceeds from the sale of repossessed automobiles can fluctuate significantly based upon market conditions. A deterioration in general economic conditions could result in a greater loss in the sale of repossessed automobiles than the sponsor has historically experienced.

Insolvency of the sponsor may cause your payments to be reduced or delayed.	In some circumstances, a bankruptcy of the sponsor may reduce payments to you. A company with a relatively limited operating history, like the sponsor, may be subject to a greater risk of bankruptcy than a more established company with a longer operating history. The sponsor has structured this transaction such that, in the event the sponsor were to become bankrupt, the automobile loan contracts sold to the issuing entity are not expected to be treated as property of the sponsor’s bankruptcy estate.

The steps taken to guard the sold automobile loan contracts against bankruptcy include the creation of the depositor as a special-purpose subsidiary of the sponsor (the formation documents for which restrict the nature of its businesses and its ability to commence a voluntary bankruptcy case or proceeding) and the transfer of the automobile loan contracts to the depositor. The depositor, in turn, transfers the automobile loan contracts to the issuing entity and the issuing entity is also a special-purpose entity, the formation documents for which restrict the nature of its business and its ability to commence a voluntary bankruptcy case or proceeding. The depositor and the issuing entity are both required by their formative documents to be operated in such a manner as to minimize the risk that they would be consolidated with the sponsor in the event of the sponsor’s bankruptcy.

The sponsor believes that its transfer of the automobile loan contracts to the depositor is structured so that it should be treated as an absolute and unconditional assignment and transfer under bankruptcy law and that the automobile loan contracts should not, in the event that the sponsor were to become bankrupt, become property of the sponsor’s bankruptcy estate. Furthermore, the sponsor believes that it, the depositor and the issuing entity are, and will be, operated in a manner that minimizes the likelihood that the assets of the depositor or the issuing entity would be consolidated with those of the sponsor in the event of the sponsor’s bankruptcy.

However, in the event of an insolvency of the sponsor, a court or bankruptcy trustee could attempt to:

•    recharacterize the transfer of the automobile loan contracts by the sponsor to the depositor and/or by the depositor to the issuing entity as a borrowing by the sponsor from the depositor, the issuing entity or the noteholders, secured by a pledge of the automobile loan contracts; or

• consolidate the assets of the depositor and/or the issuing entity with those of the sponsor.

If a recharacterization attempt is successful, a court could elect to accelerate payment of the notes and liquidate the automobile loan contracts, in which case you may only be entitled to the outstanding principal amount and interest on the notes at the interest rate on the date of payment. A recharacterization attempt, even if unsuccessful, could result in delays in payments to you.

If either attempt were successful, an event of default would occur with respect to the notes, the notes would be accelerated and the indenture trustee’s recovery on your behalf could be limited to the then-current value of the automobile loan contracts. Consequently, you could lose the right to future payments and you may not receive your anticipated interest and principal on the notes.

Commingling of collections with the sponsor’s corporate funds may result in reduced or delayed payments to you.	The sponsor, in its capacity as servicer, will agree under the sale and servicing agreement to use its best efforts to notify or direct obligors to make all payments on the automobile loan contracts to the lockbox account. Notwithstanding these instructions, certain obligors may remit payments directly to the sponsor rather than to the lockbox account. Additionally, certain other amounts collected on the automobile loan contracts, such as liquidation proceeds, may be received directly by the sponsor in its capacity as servicer.

While the sponsor is the servicer, cash collections received directly by the sponsor must be remitted to the lockbox account as soon as practicable, but in no event later than two business days after they are identified. Until those amounts are transferred to the lockbox account, they may be commingled with the sponsor’s corporate funds. If bankruptcy proceedings are commenced with respect to the sponsor while it is acting as the servicer, the issuing entity or the indenture trustee may not have a perfected security interest in any collections that are then held by the servicer and any funds then held by the servicer may be unavailable to noteholders.

During the quarter ended , 20 , [approximately %]/[an immaterial amount] of monthly cash collections on securitized automobile loan contracts serviced by the sponsor were remitted directly to the sponsor rather than to the related lockbox account.

Losses and delinquencies on the automobile loan contracts may differ from the sponsor’s historical loss and delinquency levels.	The delinquency and loss levels of the automobile loan contracts owned by the issuing entity may not correspond to the historical levels the sponsor experienced on its automobile loan contract and vehicle portfolio. There is a risk that delinquencies and losses could increase or decline significantly for various reasons, including changes in the local, regional or national economies.

Noteholders have no recourse against the sponsor for losses.	The depositor, the issuing entity and the noteholders will have no recourse against the sponsor other than (i) for breaches of certain representations and warranties with respect to the automobile loan contracts and (ii) for certain breaches of the sponsor’s obligations, in its capacity as servicer, under the transaction documents. The notes represent obligations solely of the issuing entity. The notes are not guaranteed, in whole or in part, by the sponsor, the servicer, the indenture trustee or any other party. Consequently, if payments on the automobile loan contracts and the credit enhancement are insufficient to pay the notes in full, you will have no rights to obtain payment from the sponsor.

Defaulted automobile loan contracts may result in a delay in payments to noteholders and a loss of your investment.	In the event that the servicer must repossess and dispose of automobiles to recover scheduled payments due on defaulted automobile loan contracts, the issuing entity may not realize the full amount due on an automobile loan contract, or may not realize the full amount on a timely basis. Other factors that may affect the ability of the issuing entity to realize the full amount due on an automobile loan contract include whether endorsements or amendments to certificates of title relating to the automobiles had been filed or such certificates have been delivered to the indenture trustee; whether financing statements to perfect the security interest in the automobile loan contracts had been filed; depreciation, obsolescence, damage or loss of any vehicle; a market deterioration for recoveries from repossessed automobiles; and the application of federal and state bankruptcy and insolvency laws. As a result, you may be subject to delays in receiving payments and suffer loss of your investment in the notes.

Transfer of servicing may delay payments to you.	The transaction documents contain provisions that could result in the termination of the sponsor’s servicing rights. If the sponsor were to cease servicing the automobile loan contracts, delays in processing payments on the automobile loan contracts and information regarding automobile loan contract payments could occur. This could delay payments to you. There is no guarantee that a replacement servicer would be able to service the automobile loan contracts with the same capability and degree of skill as the sponsor. See “Description of the Transaction Documents—Servicer Termination Event” for more information about servicer termination events and servicing transfers.

Inability of the sponsor to reacquire automobile loan contracts which breach a representation or warranty may cause your payments to be reduced or delayed.	The transaction documents require the sponsor to reacquire automobile loan contracts from the trust property if representations and warranties concerning the automobile loan contracts’ eligibility for sale to the issuing entity have been breached. If the sponsor is unable to reacquire the automobile loan contracts, no other party is obligated to perform or satisfy these obligations, and you may experience delays in receiving payments and suffer losses on your investment in the notes as a result.

Inadequate insurance on automobiles may cause losses on your investment.	Each automobile loan contract requires the obligor to maintain insurance covering physical damage to the financed vehicle in an amount not less than the unpaid principal balance of the automobile loan contracts, with the sponsor named as a loss payee. The obligors select their own insurers to provide the required coverage, so the specific terms and conditions of their insurance policies vary.

In addition, although each automobile loan contract generally gives the sponsor the right to obtain force-placed insurance coverage in the event the required physical damage insurance on a vehicle is not maintained by an obligor, neither the sponsor nor the servicer is obligated to obtain force-placed coverage and neither is in the practice of obtaining force-placed insurance coverage. In most cases, the sponsor does not typically obtain forced-placed insurance on the automobile loan contracts. In the event insurance coverage is not maintained by obligors and coverage is not force-placed, then insurance recoveries may be limited in the event of losses or casualties to financed automobiles related to the automobile loan contracts included in the trust property, and you could suffer a loss on your investment.

Limitations on interest payments and repossessions may cause losses on your investment.	Generally, under the terms of the Servicemembers Civil Relief Act and similar state legislation, a lender may not charge an obligor who enters military service after the origination of the automobile loan contract interest, including fees and charges, above an annual rate of 6% during the period of the obligor’s active duty status, unless a court orders otherwise upon application of the lender. It is possible that this action could affect the servicer’s ability to collect full amounts of interest on some of the automobile loan contracts. In addition, this legislation imposes limitations that would impair the servicer’s ability to repossess an affected automobile loan contract during the obligor’s period of active duty status. Thus, in the event that these automobile loan contracts go into default, there may be delays in receiving payments and losses on your investment in the notes.

The sponsor’s cashflow could be adversely affected by any negative performance of automobile loan contracts in the sponsor’s servicing portfolio.

The sponsor is the holder of the residual interest in the depositor and the depositor will initially be the holder of the residual interest in the issuing entity. For so long as the depositor is the holder of the residual interest in the issuing entity, the sponsor will be the ultimate recipient of excess cash flow received by the issuing entity. The amount of such excess cash flow released to the sponsor will be dependent on the performance of the trust property.

In cases where there is no excess cash flow because of the performance of the trust property or where excess cash flow does not flow to the sponsor and is instead used to increase credit enhancement, the sponsor will nonetheless continue to receive servicing fees, subject to the priority of payments, and will continue to receive those fees for so long as it remains the servicer under the transaction.

Failure to amend or reissue the certificates of title to the financed vehicles may cause you to experience delays in payments or losses.	None of the sponsor, the depositor, the issuing entity, the indenture trustee or any other party will amend or reissue the certificates of title to the financed vehicles to note their sale to the issuing entity or the grant of a security interest in the vehicles to the indenture trustee by the issuing entity. Because the certificates of title will not be amended or reissued, the issuing entity may not have a perfected security interest in the financed vehicles securing the automobile loan contracts originated in some states. In the event that an automobile loan contract originated in any such state goes into default, you may experience delays in receiving payments and losses on your investment in the notes.

Use of Proceeds

The issuing entity will use the proceeds from issuing the notes to:

•	pay the depositor the purchase price for the automobile loan contracts (and the depositor will, in turn, pay the sponsor the purchase price for the automobile loan contracts);

[•	deposit the pre-funded amount into the pre-funding account;] and

•	fund the initial deposit to the reserve account.

The sponsor or its affiliates will use the net proceeds from the issuance of the notes to pay their debt, including “warehouse” debt secured by some or all of the automobile loan contracts prior to their sale to the issuing entity. This “warehouse” debt may be owed to one or more of the underwriters or their affiliates, so a portion of the proceeds that is used to pay “warehouse” debt may be paid to the underwriters or their affiliates. No expenses incurred in connection with the selection and acquisition of pool assets are payable from the net proceeds from the issuance of the notes.

The Sponsor and the Servicer

The sponsor and servicer for the notes will be Exeter Finance Corp., or Exeter. Exeter was incorporated in Texas on April 24, 2006. Exeter’s executive offices are located at 222 West Las Colinas Boulevard, Suite 1800 N, Irving, Texas 75039; and its main telephone number is (214) 572-8276.

The sponsor originated         % of the automobile loan contracts included in this transaction indirectly through automobile dealers[and/or originated directly by the sponsor]. The sponsor purchases automobile loan contracts that are assigned to it by automobile dealers. [The sponsor purchased         % of the automobile loan contracts included in this transaction from unaffiliated third party originators.]

The sponsor services all automobile loan contracts that it originates indirectly through dealers [and/or originated directly by the sponsor] [and/or purchases from unaffiliated third party originators] according to the sponsor’s servicing policies as described below. The sponsor has been servicing sub-prime automobile loan contracts since 2007. As of [quarter end date], the sponsor serviced a portfolio of approximately          automobile loan contracts with an aggregate outstanding balance of approximately $                    . See “The Sponsor’s Automobile Financing Program” for more information regarding the sponsor’s business and “The Sponsor’s Securitization Program” for information regarding the sponsor’s securitization program.

The sponsor will sell and assign the pool of [initial automobile loan contracts and the subsequent] automobile loan contracts to the depositor pursuant to the purchase agreement [and supplements thereto]. If it is discovered that the sponsor has breached a representation or warranty under the purchase agreement with respect to an automobile loan contract, the sponsor will be obligated to repurchase the affected automobile loan contract from the depositor if the interests of the noteholders therein are materially and adversely affected by such breach. See “The Automobile Loan Contracts—Repurchase Obligations” for more information regarding the representations and warranties that the sponsor will make regarding the automobile loan contracts and its repurchase obligations under the purchase agreement.

[Insert recent, material corporate developments regarding the sponsor. Insert information regarding the sponsor’s financial condition to the extent that there is a material risk that the effect on its ability to comply with the repurchase obligations resulting from its financial condition could have a material impact on performance of the automobile loan contracts or the notes.]

The transaction documents for prior pools of automobile loan contracts that were securitized by the sponsor also contain covenants requiring the repurchase of automobile loan contracts for the breach of a related representation or warranty. In the past three years, none of the sponsor, the depositor, the indenture trustee or the owner trustee for any of those prior securitizations, received a demand to repurchase any automobile loan contracts underlying a securitization sponsored by the sponsor, and there was no activity with respect to any demand made prior to such period. The sponsor, as securitizer, discloses all fulfilled and unfulfilled repurchase requests for automobile loan contracts that were the subject of a demand to repurchase on SEC Form ABS-15G. The sponsor filed its most recent Form ABS-15G with the SEC on                     , 20    . The sponsor’s CIK number is 0001541713. A copy of the report may be obtained by any noteholder by request to the sponsor.

Under the sale and servicing agreement, the sponsor will service the automobile loan contracts and will be compensated for acting as the servicer. The servicer’s activities consist primarily of collecting and processing customer payments, responding to customer inquiries, initiating contact with customers who are delinquent in payment of an installment, maintaining the security interests in the financed vehicles and arranging for the repossession of the financed vehicles, liquidating collateral and pursuing of deficiencies when necessary. See “The Sponsor’s Automobile Financing Program—Loan Servicing” for more information regarding the sponsor’s general servicing procedures. See “Description of the Transaction Documents—Servicing Compensation” for more information regarding the servicer’s duties under the sale and servicing agreement.

As long as the sponsor is the servicer, the certificates of title of the financed vehicles will not be amended or reissued to note the sale of the automobile loan contracts by the sponsor to the depositor or the sale of the automobile loan contracts by the depositor to the issuing entity or the grant of a security interest in the automobiles to the indenture trustee by the issuing entity. Because the certificates of title are not amended or reissued, the issuing entity may not have a perfected security interest in the financed vehicles originated in some states. See “Material Legal Aspects of the Automobile Loan Contracts” for more information regarding the certificates of title relating to the automobile loan contracts.

The sponsor will be the initial servicer, but as described under “Description of the Transaction Documents—Servicer Termination Event” there are circumstances where the sponsor may be removed as servicer. Information regarding the manner in which the sponsor may be removed as servicer following the occurrence of a Servicer Termination Event and the manner in which the [backup servicer or other] successor servicer may be appointed is described under “—Rights Upon Servicer Termination Event.”

[Information on the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance of the securities for assets of the same type will be disclosed here.]

The Depositor

EFCAR, LLC, the sponsor’s wholly-owned subsidiary, is a Delaware limited liability company, formed on November 16, 2011. The principal place of business of the depositor is at 222 West Las Colinas Boulevard, Suite 1800 N, Irving, Texas 75039 and its main telephone number is (214) 572-8276.

The depositor is a special-purpose entity that was formed for the limited purpose of purchasing automobile loan contracts from the sponsor and transferring the automobile loan contracts to third parties and any activities incidental or necessary for this purpose.

The depositor will purchase the pool of [initial automobile loan contracts and the subsequent] automobile loan contracts from the sponsor pursuant to the purchase agreement and [supplements thereto and] will sell the [initial automobile loan contracts and the subsequent] automobile loan contracts to the issuing entity pursuant to the sale and servicing agreement [and supplements thereto]. If it is discovered that the depositor has breached a representation or warranty under the sale and servicing agreement with respect to an automobile loan contract, the depositor will be required to repurchase the affected automobile loan contract from the issuing entity if the interests of the noteholders therein are materially and adversely affected by such breach. In this case, the sponsor will be obligated to repurchase the affected automobile loan contract from the depositor pursuant to the purchase agreement. See “The Automobile Loan Contracts—Repurchase Obligations” for more information regarding the representations and warranties that the depositor will make regarding the automobile loan contracts and its repurchase obligations under the sale and servicing agreement.

The depositor has furnished or will furnish a Form ABS-15G to the SEC pursuant to Rule 15Ga-2 of the Exchange Act, which is available on the SEC’s Internet site under the depositor’s CIK number, which is 0001654238. The Form ABS-15G is not incorporated by reference into this prospectus.

The sponsor and the depositor have structured this transaction so that the bankruptcy of the sponsor is not expected to result in the consolidation of the depositor’s assets and liabilities with those of the sponsor. On the closing date, the depositor will receive a legal opinion, subject to various facts, assumptions and qualifications, opining that if the sponsor were adjudged bankrupt, it would not be a proper exercise of a court’s equitable discretion to disregard the separate corporate existence of the depositor and to require the consolidation of the depositor’s assets and liabilities with those of the sponsor. However, there can be no assurance that a court would not conclude that the assets and liabilities of the depositor should be consolidated with those of the sponsor. Delays in distributions on the notes and possible reductions in distribution amounts could occur if a court decided to consolidate the depositor’s assets with those of the sponsor, or if a filing were made under any bankruptcy or insolvency law by or against the depositor, or if an attempt were made to litigate any of those issues.

In connection with the offering of the notes, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the automobile loan contracts and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. Despite the fact that the chief executive officer will make these certifications, this does not reduce or eliminate the risks of investing in the notes.

[The Backup Servicer]

[[Backup Servicer] will be the backup servicer under the sale and servicing agreement. The backup servicer is a                      banking corporation and its principal offices are located at                             .

[Insert additional backup servicer disclosure regarding the backup servicer’s prior experience serving as a backup servicer for asset-backed securities transactions. (Regulation AB Item 1108)]

In the event that the servicer is terminated or resigns as servicer pursuant to the terms of the sale and servicing agreement, the backup servicer will be the successor in all respects, except as expressly set forth in the sale and servicing agreement, to the servicer under the transaction documents and shall be subject to all the rights, responsibilities, restrictions, duties, liabilities and termination provisions relating thereto placed on the servicer by the terms and provisions of the sale and servicing agreement.

Under the sale and servicing agreement, the backup servicer will perform backup servicing duties including receiving the monthly pool data, confirming the pool balance, conducting periodic on-site visits, confirming certain data on the monthly servicer reports and becoming successor servicer if the servicer is terminated as servicer for any reason.

For information regarding the transfer of servicing duties to the backup servicer see “Description of the Transaction Documents—Rights Upon Servicer Termination Event” below in this prospectus. For information regarding the expenses associated with a servicing transfer and any additional fees charged by a successor servicer see “Description of the Transaction Documents—Rights Upon Servicer Termination Event” below in this prospectus. For information regarding the backup servicer’s resignation, removal and replacement see “Description of the Transaction Documents—Replacement of Backup Servicer” below in this prospectus.]

The Issuing Entity

Exeter Automobile Receivables Trust 20        -    , the issuing entity, is a Delaware statutory trust formed under a trust agreement to consummate the transactions described in this prospectus. The issuing entity’s principal offices are in [            ], Delaware, in care of the owner trustee at the address listed under “The Owner Trustee.”

The depositor will, on or prior to the closing date, transfer to the issuing entity an amount equal to $1.00 as the initial capitalization of the trust. In addition, the depositor will pay organizational expenses of the trust as they may arise.

The issuing entity will not engage in any activities other than:

•	acquiring, holding and managing the automobile loan contracts and its other assets and proceeds from its assets;

•	selling automobile loan contracts from time to time, as directed by the servicer, in accordance with the provisions of the sale and servicing agreement;

•	issuing the notes and the residual certificate (which represents the residual interest in the issuing entity);

•	making payments on the notes and the certificate;

•	entering into and performing its obligations under the transaction documents to which it is a party; and

•	engaging in other activities that are necessary, suitable or convenient to accomplish these activities.

Modifications to the trust agreement, including to the foregoing permissible activities, may be made by the depositor and the owner trustee, upon notice by the depositor to the engaged rating agencies and with the consent of, in certain cases, the certificateholder and holders of a majority of the then-Outstanding Principal Balance (as defined in the Glossary) of the notes [and the hedge counterparty], in all cases subject to the limitations set forth in the trust agreement.

The issuing entity will use the proceeds from the initial sale of the notes to purchase the [initial] automobile loan contracts from the depositor and to fund the initial deposit to the reserve account[ and to fund deposits to the pre-funding account and the capitalized interest account]. In addition to the automobile loan contracts, the issuing entity will own the trust property, described in “The Trust Property.”

[The/Each] sale of the automobile loan contracts by the depositor to the issuing entity will be treated as a financing rather than as a sale for accounting purposes. The depositor will represent and warrant that the indenture trustee, acting on behalf of the noteholders, will have a first priority perfected security interest in the automobile loan contracts by reason of the indenture and the filing of a UCC-1 financing statement by the issuing entity in the State of Delaware which will give notice of the security interest in favor of the indenture trustee. The issuing entity will be required to maintain such perfected security interest.

The issuing entity may not, without the prior written consent of the owner trustee: (a) institute any proceedings to be adjudicated as bankrupt or insolvent; (b) consent to the institution of bankruptcy or insolvency proceedings against it; (c) file a petition seeking or consenting to reorganization or relief under any applicable federal or state law relating to bankruptcy with respect to it; (d) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the issuing entity or a substantial part of its property; (e) make any assignment for the benefit of the issuing entity’s creditors; (f) admit in writing its inability to pay its debts generally as they become due; or (g) take any action in furtherance of any of the foregoing (any of the foregoing, a bankruptcy action). In considering whether to give or withhold written consent to any of these actions by the issuing entity, the owner trustee, with the consent of the certificateholder, shall consider the interest of the noteholders in addition to the interests of the issuing entity and whether the issuing entity is insolvent. The owner trustee will have no duty to give written consent to any of these actions by the issuing entity if the owner trustee has not been furnished a letter from an independent accounting firm of national reputation stating that in the opinion of such firm the issuing entity is then insolvent.

The owner trustee (as such and in its individual capacity) will not be personally liable to any person on account of the owner trustee’s good faith reliance on the provisions of the trust agreement regarding a bankruptcy action or in connection with the owner trustee’s giving prior written consent to a bankruptcy action by the issuing entity in accordance with the trust agreement, or withholding such consent, in good faith, and neither the issuing entity nor any certificateholder will have any claim for breach of fiduciary duty or otherwise against the owner trustee (as such and in its individual capacity) for giving or withholding its consent to any such bankruptcy action. No certificateholder of the issuing entity has power to commence any bankruptcy actions on behalf of the issuing entity or to direct the owner trustee to take any such actions on the part of the issuing entity. To the extent permitted by applicable law, the consent of the indenture trustee must be obtained prior to taking any bankruptcy action by the issuing entity.

Furthermore, the issuing entity has structured this transaction so that the bankruptcy of the depositor or the sponsor is not expected to result in the consolidation of the issuing entity’s assets and liabilities with those of the depositor or the sponsor. On the closing date, the issuing entity will receive a legal opinion, subject to various facts, assumptions and qualifications, opining that if the depositor or the sponsor were adjudged bankrupt, it would not be a proper exercise of a court’s equitable discretion to disregard the separate corporate existence of the issuing entity and to require the consolidation of the issuing entity’s assets and liabilities with those of the depositor or the sponsor, as applicable. However, there can be no assurance that a court would not conclude that the assets and liabilities of the issuing entity should be consolidated with those of the depositor or sponsor, as appropriate.

[The residual certificate (which represents the residual interest in the issuing entity) will be issued pursuant to the trust agreement and will initially be held by the depositor, the entity that formed the issuing entity. The residual certificate will constitute an “eligible horizontal residual interest” under Regulation RR of the Exchange Act because it is an interest in the issuing entity (i) with respect to which on any distribution date on which the issuing entity has insufficient funds to satisfy its obligation to pay all contractual interest or principal due, any resulting shortfall will reduce amounts payable to the residual certificate prior to any reduction in the amounts payable to any class of notes and (ii) that has the most subordinated claim to payments of both principal and interest by the issuing entity.]

Capitalization and Liabilities of the Issuing Entity

[The following table illustrates]/[If the aggregate initial principal balance of the publicly offered notes is $                    ,] the expected assets of the issuing entity as of the closing date [will be as follows]:

Aggregate Principal Balance of the [Initial] Automobile Loan Contracts	$
[Pre-Funding Account	$	]
[Capitalized Interest Account	$	]
Reserve Account	$

[The following table illustrates]/[If the aggregate initial principal balance of the publicly offered notes is $                    , ] the expected liabilities of the issuing entity as of the closing date [will be as follows]:

Class A-1 Notes	$
Class A-2 Notes	$
Class A-3 Notes	$
Class B Notes	$
Class C Notes	$
Class D Notes	$
[Class E Notes]	$

Total	$

[If the aggregate initial principal balance of the publicly offered notes is $                    , the expected assets of the issuing entity as of the closing date will be as follows:]

[Aggregate Principal Balance of the [Initial] Automobile Loan Contracts	$
[Pre-Funding Account	$	]
[Capitalized Interest Account	$	]
Reserve Account	$	]

[If the aggregate initial principal balance of the publicly offered notes is $                    , the expected liabilities of the issuing entity as of the closing date will be as follows:]

[Class A-1 Notes	$
Class A-2 Notes	$
Class A-3 Notes	$
Class B Notes	$
Class C Notes	$
Class D Notes	$
[Class E Notes]	$

Total	$	]

The issuing entity’s fiscal year ends on December 31.

The Owner Trustee

[Owner Trustee], the owner trustee, is a              banking corporation with trust powers incorporated in             . [Owner Trustee’s] principal place of business is located at                             . [Owner Trustee] has served as owner trustee in numerous asset-backed securities transactions involving automobile loan contracts.

[Insert additional trustee disclosure regarding the owner trustee’s prior experience serving as a trustee for asset-backed securities transactions. (Regulation AB Item 1109)]

[Owner Trustee] has provided the above information for purposes of complying with Regulation AB. Other than the above [two] paragraphs, [Owner Trustee] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Pursuant to the trust agreement, the owner trustee will perform limited administrative functions of the issuing entity including the execution and delivery of the transaction documents and any related certificate or other document to which the issuing entity is a party. The owner trustee will also direct the indenture trustee to authenticate and deliver the notes and will be authorized but not obligated to take all other actions required of the issuing entity pursuant to the transaction documents.

The depositor will indemnify the owner trustee and its officers, directors, successors, assigns, agents and servants against any and all loss, liability or expense incurred by the owner trustee in connection with the performance of its duties under the transaction documents, except that the depositor shall not be liable for or required to indemnify the owner trustee from any loss, liability or expense that results from the owner trustee’s willful misconduct, bad faith or gross negligence. The owner trustee is obligated to perform only those duties that are specifically assigned to it in the trust agreement. The owner trustee will not be liable for any action taken at the direction of the servicer or the certificateholder in accordance with the transaction documents. The owner trustee will not be required to expend its own funds or incur any financial liability in respect of any of its actions as owner trustee if the owner trustee has reasonable grounds to believe that reimbursement to it of such funds or for such liabilities is not reasonably assured. The owner trustee is not liable for any error of judgment made by it in good faith.

[Owner Trustee] will be the owner trustee initially, but there are certain conditions under which the owner trustee may be removed or may resign, in which case a successor owner trustee will be appointed. See “Description of the Transaction Documents—Replacement of Owner Trustee” for information regarding the owner trustee’s removal, resignation and replacement.

The Indenture Trustee

[Indenture Trustee] will be the indenture trustee under the indenture. [Indenture Trustee] is a              banking association and a wholly-owned subsidiary of             . Its corporate trust office is located at                             . A diversified financial services company with approximately $             in assets,      million customers and             employees as of [quarter end date], [Indenture Trustee] provides [banking, insurance, trust, mortgage and consumer finance services throughout the United States and internationally]. [Indenture Trustee] provides [retail and commercial banking services and corporate trust, custody, securities lending, securities transfer, cash management, investment management and other financial and fiduciary services]. The servicer, the depositor and their respective affiliates may maintain normal commercial banking relationships with [Indenture Trustee] and its affiliates. The fees and expenses of the indenture trustee will be paid by the servicer under the sale and servicing agreement.

[Indenture Trustee] has provided corporate trust services since             . As of                     , 20    , [Indenture Trustee] was acting as indenture trustee on more than              series of automobile loan contracts backed securities with an original aggregate principal balance of approximately $            .

[Insert additional indenture trustee disclosure regarding the indenture trustee’s prior experience serving as a trustee for asset-backed securities transactions. (Regulation AB Item 1109)]

The issuing entity will cause the servicer to indemnify the indenture trustee and its respective officers, directors, employees and agents against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by each of them in connection with the acceptance or the administration of the issuing entity and the performance of its duties under the transaction documents. Neither the issuing entity nor the depositor will be required to indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misconduct, gross negligence or bad faith. The indenture trustee is obligated to perform only those duties that are specifically assigned to it in the indenture and the sale and servicing agreement. The indenture trustee may conclusively rely on certificates and opinions furnished to it in accordance with the indenture. [The indenture does not require the indenture trustee to expend or risk its own funds or otherwise incur financial liability if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it.] The indenture trustee is not liable for any error of judgment made by it in good faith. The indenture trustee will not be liable with respect to any action it takes or omits to take pursuant to directions from the noteholders in accordance with the indenture. See “Description of the Notes” for more information regarding the indenture trustee’s duties under the indenture.

[Indenture Trustee] will be the indenture trustee initially, but there are certain conditions under which the indenture trustee may be removed or may resign, in which case a successor indenture trustee will be appointed. See “Description of the Transaction Documents—Replacement of Indenture Trustee” for information regarding the indenture trustee’s removal, resignation and replacement.

The Custodian

[Custodian] is the custodian under the custodian agreement. The custodian is a                     and its principal offices are located at                             .

In its capacity as custodian, [Custodian] will hold the automobile loan contracts on behalf of the indenture trustee and will clearly identify the automobile loan contracts as being separate from all other records maintained by the custodian at the same location. See “Material Legal Aspects of the Automobile Loan Contracts—Security Interests in the Financed Vehicles—Perfection” in this prospectus.

The Asset Representations Reviewer

                    , a                     , will act as the “asset representations reviewer” under the asset representations review agreement. [Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the automobile loan contracts and (iii) it is not responsible for reviewing the automobile loan contracts for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement, or for determining whether noncompliance with any representation is a breach of the transaction documents.

The asset representations reviewer’s main duties will be:

•	reviewing certain automobile loan contracts following receipt of a review notice from the indenture trustee, and

•	providing a report on the results of the review to the issuing entity, the servicer and the indenture trustee.

See “Description of the Transaction Documents—Asset Representations Review Triggers and Procedures—Asset Representations Review Procedure” for a description of the nature of the review to be performed by the asset representations reviewer.

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is due to willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the automobile loan contracts.

The issuing entity and the servicer will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its duties under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.

The issuing entity will pay the upfront and annual fees and review fees of the asset representations reviewer and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the servicer. The issuing entity will pay these amounts to the asset representations reviewer on each distribution date, along with similar amounts owed to the indenture trustee, the owner trustee[, the backup servicer] and the custodian and expenses incurred by the issuing entity under the transaction documents, up to the limit of $                     [per year]/[per month]/[per institution] before the trust makes any other payments to items with a lower payment priority.

The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it becomes legally unable to act or (iii) the issuing entity consents to the resignation. The issuing entity may remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act or becomes subject to a bankruptcy and will be required to remove the asset representations reviewer if it no longer is an eligible asset representations reviewer. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. Any successor asset representations reviewer must be an eligible asset representations reviewer.

If during any collection period the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, the date on which the event occurred and the circumstances surrounding the change will be indicated on the distribution report filed on Form 10-D relating to that collection period. Additionally, if a new asset representations reviewer has been appointed, information regarding that party will also be provided in the Form 10-D.

[The Hedge Counterparty]

[Information in this section will be provided by each individual hedge counterparty on a deal by deal basis]

[Include:

•	The name of the hedge counterparty;

•	The organizational form of the hedge counterparty; and

•	The general character of the business of the hedge counterparty.

•	Financial information: If the aggregate significance percentage related to the hedge counterparty is (i) 10% or more, but less than 20%, financial data required by Item 301 of Regulation S-K will be provided for the hedge counterparty or (ii) 20% or more, financial statements meeting the requirements of Regulation S-X (§§210.1-01 through 210.12-29), except §210.3-05 and Article 11, will be provided for the hedge counterparty.]

See “ Description of the Transaction Documents—The Hedge Agreement” below, in this prospectus for a description of the hedge agreement.]

[The Originator[s]]

[Insert disclosure regarding identity of any unaffiliated third party originator that originated 10% or more of the automobile loan contracts. For any unaffiliated third party originator that originated 20% or more of the automobile loan contracts, insert disclosure regarding form of organization, origination program, how long such originator has been engaged in originating assets and such originator’s financial condition to the extent there is a material risk that the effect on its ability to comply with the repurchase or replacement obligations for breaches of representations and warranties in the transaction agreements could have a material impact on performance of the automobile loan contracts or the notes. Additionally, for any unaffiliated third party originator that originated 20% or more of the automobile loan contracts, insert disclosure regarding any interest such originator, or any affiliate of such originator, has retained in the transaction, including the amount and nature of such interest. Insert disclosure regarding any hedge materially related to the credit risk of the securities that was entered into by such originator or, if known, by an affiliate of such originator to offset the risk position held. (Regulation AB Item 1110)]

The Sponsor’s Automobile Financing Program

General

The sponsor is a Texas corporation that has been operating in the automobile finance business since April 2006. As of [quarter end date], the sponsor had approximately              employees, operations in      states and a dealer network of approximately              automobile dealerships. As of [quarter end date], the sponsor had total assets of approximately $    . In August 2011, three investment funds affiliated with The Blackstone Group acquired an indirect majority interest in the sponsor. Goldman Sachs Asset Management (GSAM), which is separated by regulatory and operational walls from the Investment Banking Division of Goldman Sachs & Co., manages and owns an interest in funds which own a portion of the sponsor’s outstanding equity securities. As of [quarter end date] GSAM-managed and GSAM-owned funds held less than     % of Exeter’s outstanding equity securities, but this position may increase or decrease at any time.

The sponsor purchases automobile loan contracts from dealers [and/or unaffiliated third party originators] [and/or directly originates automobile loan contracts], generally without recourse to the dealers [and/or the third parties], that are secured by new and used vehicles purchased by consumers from predominantly franchised automobile dealerships.

The sponsor primarily offers financing to consumers who are unable to obtain financing from traditional financing sources such as banks, credit unions and captive automobile finance companies. The sponsor funds its automobile lending activities with its equity capital and by utilizing warehouse lines of credit that it maintains with syndicated groups of banks. The sponsor additionally expects to fund its automobile lending activities by regularly sponsoring term ABS issuances.

The sponsor has been servicing sub-prime automobile loan contracts since 2007 and services all automobile loan contracts that it purchases. The sponsor will be the servicer for this securitization transaction and will be responsible for all servicing functions, except that the indenture trustee will be responsible for making payments to the noteholders based on information and calculations provided by the servicer. As of [quarter end date], the sponsor serviced a portfolio of approximately              automobile loan contracts with an aggregate outstanding balance of approximately $    . The sponsor services its loan portfolio primarily through the use of automated loan servicing and collections systems.

As a consumer finance company, the sponsor is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, breach of contract, improper collection practices, credit bureau reporting and discriminatory treatment of credit applicants. Some litigation against the sponsor and its affiliates could take the form of class action complaints by consumers. As the assignee of automobile loan contracts originated by dealers [and/or unaffiliated third party originators], the sponsor and its affiliates may also be named as a co-defendant in lawsuits filed by consumers principally against dealers [and/or unaffiliated third party originators]. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but can include requests for compensatory, statutory and punitive damages. The sponsor believes that it has taken prudent steps to address and mitigate the litigation risks associated with its business activities. [As of the date of this prospectus, the sponsor is not subject to litigation that individually or in the aggregate would materially adversely affect the noteholders.]

Target Market

The sponsor’s automobile lending program is designed to serve customers who have limited access to automobile financing through traditional sources. The sponsor’s typical borrower has experienced prior credit difficulties or has a limited credit history and generally will have credit bureau scores ranging from 470 to 670. Because the sponsor serves customers who are often unable to meet the credit standards imposed by most traditional lending sources, the sponsor generally charges higher interest rates than those charged by such sources. Since the sponsor provides financing in a relatively high risk market, the sponsor also expects to sustain a higher level of delinquencies and credit losses than traditional automobile financing sources.

Dealer and Origination Networks

The sponsor services and develops business with the dealers in its network, and establishes relationships with new dealers and in new markets, through local marketing representatives. The majority of the dealers through which the sponsor indirectly originates automobile loan contracts are franchised dealerships.

The sponsor enters into a dealer agreement with each dealer from which it will purchase automobile loan contracts. These dealer agreements generally provide that if any representation or warranty that is made by the dealer to the sponsor regarding a particular automobile loan contract is breached, the dealer will be required to repurchase the automobile loan contract from the sponsor for a price equal to the amount advanced to the dealer at the time of funding. The representations and warranties that the dealer makes to the sponsor regarding the contracts typically relate to the manner in which an automobile loan contract was originated and the security interest that is granted in the related financed vehicle. Dealers typically do not make representations and warranties to the sponsor regarding the collectability of any automobile loan contract or the creditworthiness of the related obligor.

From 2006 until 2014, the sponsor originated loans either through branch offices or through its centralized buying center. In January 2015, the sponsor announced that it was closing its branch offices and would thereafter originate all loans through its two centralized buying centers, located in Irving, Texas and Clearfield, Utah. The sponsor completed this process in April 2015.

Credit Underwriting

Dealers submit electronic applications to the sponsor for processing at one of the sponsor’s centralized buying centers. A credit report, additional third party data and deal structure information for the proposed obligor is automatically received along with the application. Before July 2013, loan applications were reviewed by the sponsor’s underwriters utilizing a centralized credit policy. In July 2013, the sponsor also began to utilize an automated credit underwriting system to analyze the information provided above by dealers and to automatically approve or decline applications based on a systemic, table-driven credit policy. Beginning in October 2014, all of the sponsor’s credit underwriting decisions are made through this automated credit underwriting system. The sponsor’s table-driven credit policy does not allow credit underwriters or other personnel to apply judgmental or subjective criteria or assessments to override the systemic credit and pricing limits and tolerances made by the automated credit underwriting system.

When the sponsor receives an application, a proprietary credit score is derived for the application as part of the credit approval process which determines the approval or decline decision as well as the pricing, credit policy limits and stipulations. The sponsor’s proprietary credit scoring model was developed internally based on a pooled sample of recently originated auto loans obtained from the credit bureaus. The score identified key factors that predict an applicant’s probability of paying the amount due under the contract. Such key factors include delinquency history, utilization of revolving credit, a blend of traditional credit bureau attributes such as FICO® score, and attributes derived from alternative third-party data sources such as LexisNexis® (such third party data sources may change from time to time). This score was then validated on the sponsor’s own loan portfolio to determine the relationship between borrowers’ scores and their risk of default. This proprietary credit score is used to help identify credit risk and assign the relevant risk-adjusted pricing for an application, including the interest rate and other terms that will be offered to the prospective obligor. A higher proprietary credit score indicates a lower risk of default, and will generally lead to better pricing terms being offered to the potential obligor; a lower proprietary credit score indicates a higher risk of default, and will generally lead either to less favorable pricing terms being offered to the potential obligor or to the application being declined.

In accordance with the table-driven credit policy, all applications that the sponsor receives are assessed based on (i) the related proprietary credit score, (ii) identification and assessment of the applicant’s repayment willingness and capacity, including consideration of credit history and performance on past and existing obligations; (iii) credit bureau data; (iv) collateral identification and valuation; (v) payment structure and debt ratios; (vi) employment, income and residency data; (vii) in certain cases, the creditworthiness of a co-obligor; and (viii) other information provided by third-party data sources, when available. The criteria that the automated credit underwriting system utilizes to approve or decline applications and to set loan terms are modified by the sponsor from time to time and may differ across markets and regions.

Certain credit applications may receive conditional approvals, indicating that an application would be approved if certain characteristics of the requested loan, such as the type of underlying vehicle or the loan payment terms, were modified. If a credit application receives a conditional approval, the related dealer will be informed of the decision and the dealer and prospective obligor may resubmit the application for reprocessing with the appropriate modified terms.

If a loan application is approved and the related dealer indicates that it will sell the automobile loan contract to the sponsor, prior to purchasing the contract the sponsor will verify that the items set forth in the related application are correct and that the terms of the automobile loan contract that is presented to the sponsor are identical to those that were approved during the underwriting process. This verification occurs at one of the sponsor’s centralized buying centers. If the verification process reveals that any items in a contract or the related application were incorrect, the sponsor will generally refuse to purchase the loan unless the related dealer corrects the identified errors. However, in limited cases, where the sponsor determines that the loan would have been approved by the automated credit underwriting system on materially similar contract terms even with the modified application terms, a loan may be purchased by the sponsor notwithstanding the identified errors.

Loan Servicing

[Loan servicing policies and procedures to be updated periodically.]

The sponsor’s servicing operations are centrally managed in Irving, Texas and additionally managed in Clearfield, Utah and three off-shore locations. The sponsor may choose to open additional servicing operations in other locations or close existing ones. When an automobile loan contract is purchased by the sponsor, the appropriate central funding team is responsible for verifying that contract disclosures comply with federal and state requirements, contract terms and disclosures are complete and correct, all contract documentation is mathematically accurate, all contract documentation is signed (by electronic, facsimile and/or manual signatures) by all required parties and the contract is assigned to Exeter Finance Corp. This department also ensures receipt and accuracy of documents that are related to the automobile loan contracts, such as title applications and other title documents, odometer statements, credit bureau data matches and/or ancillary product documentation, and it ensures that all data has been uploaded correctly within the origination and servicing platform.

Funded automobile loan contracts are uploaded to the sponsor’s servicing platform. All necessary documents are electronically imaged and paper copies are stored in a fireproof location. An agreement to provide insurance is required at funding and tracked for the life of the loan.

[The sponsor uses programs developed and maintained by service providers that allow the sponsor to complete the entire contracting process electronically. Automobile loan contracts that are created electronically are electronically signed by the related obligors and are stored in an electronic vault that is maintained by the sponsor or by the related service provider. If a material amount of electronically originated automobile loan contracts are included in a pool of automobile loan contracts to be sold to an issuing entity, describe the manner in which those automobile loan contracts were originated and the manner in which the related service provider will maintain the electronic automobile loan contracts.]

Account statements, which include payment instructions, are processed and sent to obligors monthly (either via regular mail or, if preferred, emailed), approximately          days prior to the monthly due date. Obligors submit payments on their automobile loan contracts in the form of ACH or debit card payments or checks mailed directly to a [lockbox account]/[a designated account controlled by the sponsor]. All obligor payments are directed by the sponsor to a [collections lockbox account]/[a designated account controlled by the sponsor].

If an obligor does not pay his or her monthly payment amount on the contractual due date, the account will be routed to a queue for collections activity. The collection process is risk-driven and generally begins as early as an account becoming          days past due.

Delinquent accounts are segmented by an internally developed risk score into two primary groups: early-stage and late-stage collections. Early-stage collections manages accounts that are          to          days past due. These accounts are then primarily contacted using a predictive dialer. These accounts are primarily contacted using a mix of the preview dialer and predictive system. Late-stage collections manages accounts that are          to          days past due. These accounts are primarily contacted using the preview dialer system. The sponsor outsources servicing on a portion of accounts at various stages of delinquency in accordance with its credit and collection policy. Additional work queues exist within the sponsor’s loss mitigation department for accounts that require special handling, such as skip tracing, insurance total losses, impounds and repossessions.

In order to maximize recoveries on automobile loan contracts, the sponsor may employ due date changes, loan extensions, modifications, amendments and repossessions in accordance with its credit and collection policy, which may be modified from time to time without notice to the noteholders. The sponsor uses repossession as a last resort. The decision to repossess is primarily based on the customer’s delinquency status, capacity to bring the account up to date, whether or not the asset is in jeopardy, and the customer’s willingness to continue to maintain contact with collections staff. Throughout the repossession process, state required notification(s) are sent to the obligor(s). Management reviews the account in detail and approves the assignment. If the obligor foregoes the opportunity to redeem or reinstate the vehicle, it is transported to an auction for disposal. In addition to in-house asset remarketing, the sponsor utilizes external vendor(s) for repossession. The sponsor looks to quickly realize the highest value for any individual vehicle after repossession. Proceeds from the sale, net of auction fee, reconditioning and other costs, are then applied to the account. At times, the sponsor will charge-off accounts in accordance with its credit and collection policy and will, in its sole discretion, sell any account’s deficiency balance in accordance with its credit and collection policy.

Under the sale and servicing agreement, the servicer will covenant not to (i) release the financed vehicle securing each automobile loan contract from the security interest granted by the automobile loan contract, except upon payment in full of the automobile loan contract or as otherwise contemplated therein; (ii) impair the rights of the issuing entity or the noteholders in the automobile loan contract and related documents; (iii) extend or otherwise amend the terms of any automobile loan contract except as provided for therein or in its credit and collection policy; and (iv) either (a) create, incur or suffer to exist any lien or restriction on the transferability of the automobile loan contract except for a lien in favor of the indenture trustee for the benefit of the noteholders, or (b) sign or file under the UCC of any jurisdiction any financing statement which names the servicer as a debtor, or sign any security instrument authorizing any secured party thereunder to file such financing statement with respect to the automobile loan contract, except in each case any such instrument solely securing the rights and preserving the lien of the indenture trustee, for the benefit of the noteholders. Under the sale and servicing agreement, the initial servicer will be required to repurchase the related automobile loan contract if the covenants are breached, unless such breach has been cured in all material aspects.

Risk Management

The sponsor’s risk management department is responsible for maintaining systematic control over credit policy, credit performance and profitability. This is accomplished through the management of the automated credit underwriting platform, ongoing reporting and analysis related to originations data, credit performance, dealer performance, pricing execution and the evaluation of company level shifts in credit trends. Risk management also produces a statistically-based model that is used to optimize origination. Loss forecasting is also performed within risk management. This function includes projecting pool performance, producing static pool delinquency and loss reporting and estimating the loan loss reserve.

The Sponsor’s Securitization Program

Exeter has been engaged in the securitization of sub-prime automobile loan contracts since March 2012. This is the          securitization of sub-prime automobile loan contracts that Exeter has sponsored under the Exeter Automobile Receivables Trust, or EART, program. [As of the date of this prospectus, the previous securitizations sponsored by Exeter have not experienced an event of default or servicer termination event.] Exeter expects that in the future it will from time to time sponsor additional securitizations of sub-prime automobile loan contracts in which the depositor will serve as depositor and newly-formed Delaware statutory trusts will serve as issuing entities for such securitizations

The Sponsor’s [Vintage Origination and] Static Pool Information

[Vintage origination information for automobile loan contracts originated by dealers [and/or unaffiliated third party originators] for assignment to the sponsor [and/or originated directly by the sponsor] is contained in Annex A to this prospectus, which is incorporated by reference into this prospectus, and] static pool information for the EART program is contained in Annex B to this prospectus, which is incorporated by reference into this prospectus. [The pool of automobile loan contracts to be acquired by the issuing entity on the closing date has [higher][lower][substantially similar] [FICO® scores][loan-to-value ratios][payment-to-income ratios][longer term contracts] than [some]][a portion of][most][all] of the automobile loan contracts included in Annex A. [However,][Given the consistency of these characteristics across the prior securitized pools and the pool of automobile loan contracts in this securitization transaction,] any difference in performance in the pool of automobile loan contracts compared to prior securitized pools [may be][is more likely to be] more influenced by general macroeconomic conditions than differences in these characteristics. For additional details regarding this pool, please refer to “The Automobile Loan Contracts – Composition” in this prospectus. These differences may make it unlikely that the automobile loan contracts described in this prospectus will perform in the same way that any automobile loan contracts described in Annex A [or Annex B] have performed. There can be no assurance that the performance of automobile loan contracts [in prior periods as described in Annex A or ] in prior securitizations transactions as described in Annex B will correspond to or be an accurate predictor of automobile loan contracts included in this pool.

Static pool information contained in Annex B to this prospectus includes summary information for original pool characteristics, pool factors, delinquency information, prepayment information and loss information.

[In accordance with Item 1105(a)(3)(ii) of Regulation AB, the information provided in Annex A [and Annex B] will be of a date no later than 135 days from the date of the first use of the related prospectus.]

The Trust Property

The trust property will include:

•	a pool consisting of primarily sub-prime automobile loan contracts, which are secured by new and used automobiles, light duty trucks, minivans and sports utility vehicles;

•	moneys received [(a)] with respect to the [initial] automobile loan contracts, after the [initial] cutoff date [and (b) with respect to the subsequent automobile loan contracts, after the related cutoff date];

•	amounts that are held in [the lockbox account,] [the revolving account,][the pre-funding account,] the collection account, the note distribution account and the reserve account;

•	the security interests in the financed vehicles granted by obligors;

•	an assignment of the rights of the depositor against dealers under agreements between the sponsor and dealers;

•	[an assignment of the rights of the depositor against unaffiliated third party originators under agreements between the sponsor and such other unaffiliated third parties;]

•	an assignment of the right to receive proceeds from claims on physical damage, credit life and disability insurance policies covering the financed vehicles or the obligors;

•	an assignment of all rights to proceeds from liquidating the automobile loan contracts;

•	the automobile loan contract files;

•	moneys received pursuant to the hedge transaction;

•	other rights under the transaction documents, including an assignment of the depositor’s rights against the servicer for breaches of representations and warranties under the purchase agreement; and

•	all proceeds from the items described above.

The [initial] automobile loan contracts will be purchased by the depositor from the sponsor under the purchase agreement, and will then be purchased by the issuing entity from the depositor under the sale and servicing agreement, in each case on or about                     , 20    . [[The issuing entity will purchase subsequent automobile loan contracts and related property from the depositor during the revolving period with collections on the automobile loan contracts that have been reserved for that purpose.][The issuing entity will use funds on deposit in the pre-funding account to purchase subsequent automobile loan contracts and related property from the depositor under one or more subsequent transfer agreements on or before                      20    .] These subsequent automobile loan contracts will be purchased by the depositor from the sponsor pursuant to one or more subsequent purchase agreements between the depositor and the sponsor and then purchased by the issuing entity.]

The [initial] automobile loan contracts were originated indirectly by the sponsor through dealers[and/or originated directly by the sponsor] according to the sponsor’s credit policies [and/or purchased by the sponsor from unaffiliated third party originators]. The automobile loan contracts originated by dealers have been assigned to the sponsor and evidence the indirect financing made to the obligor. [The subsequent automobile loan contracts have been, or will be, originated indirectly by the sponsor through dealers[and/or originated directly by the sponsor] according to the sponsor’s credit policies [and/or purchased by the sponsor from unaffiliated third party originators]. The subsequent automobile loan contracts that have been, or will be, originated by dealers and have been, or will be, assigned to the sponsor and evidence, or will evidence, the indirect financing made to the obligor.] The sponsor’s agreements with the dealers [and/or unaffiliated third party originators] who originate the automobile loan contracts may provide for repurchase by or recourse against the dealer [and/or the unaffiliated third party originators] if there is a breach of a representation or warranty under the relevant agreement.

Under the indenture, the issuing entity will grant a security interest in the trust property to the indenture trustee for the benefit of the noteholders [and, if the hedge agreement is a swap agreement, for the benefit of the hedge counterparty in support of the issuing entity’s obligations owed to the hedge counterparty]. Any proceeds of the trust property will be distributed according to the indenture.

Depositor Review of Automobile Loan Contracts

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cutoff date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cutoff date)] and the disclosure regarding the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, Exeter identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by Exeter senior management to ensure the accuracy of such descriptions. Exeter also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Exeter officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, Exeter employees performed a review of the Rule 193 Information to confirm that the receivables in the pool [as of the initial cutoff date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cutoff date)] satisfied the criteria set forth in “The Automobile Loan Contracts—Eligibility Criteria for [Initial] Automobile Loan Contracts” in this prospectus. Statistical information relating to the receivables was recalculated using data tapes containing information from Exeter’s information systems, which includes databases containing certain attributes of the receivables, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of Exeter’s internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated receivables complied with underwriting guidelines. In addition, [    ] receivable files [relating to the initial receivables [and receivables with characteristics similar to the initial receivables]] were randomly selected in order to compare certain receivable characteristics selected by the depositor to the applicable information on the data tapes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

[All of the systems utilized by the sponsor or depositor that are described above and all of the internal reviews and oversight that are described above as being performed by personnel of the sponsor or depositor will also be utilized to ensure the accuracy of the disclosure made in this prospectus as it relates to the subsequent automobile loan contracts.]

[For offerings after November 22, 2016, description of review of asset level data filed on Form ABS-EE to be included.]

The Automobile Loan Contracts

Eligibility Criteria for [Initial] Automobile Loan Contracts

The automobile loan contracts were or will be selected according to several criteria. In addition, as of the [initial] [statistical] calculation date, the automobile loan contracts were, and on the cutoff date will be, selected from the sponsor’s portfolio of sub-prime automobile loan contracts based on the following criteria:

(a)	each [initial] automobile loan contract had a remaining maturity of not more than months;

(b)	each [initial] automobile loan contract had an original maturity of not more than months;

(c)	each [initial] automobile loan contract had a remaining Principal Balance (as defined in the Glossary) of at least $ and not more than $ ;

(d)	each [initial] automobile loan contract has an annual percentage rate of at least % and not more than %;

(e)	no [initial] automobile loan contract was more than days past due, [except for certain [initial] automobile loan contracts which may have been between and days past due and that have an aggregate Principal Balance of up to % of the initial principal amount of the notes];

(f)	no automobile loan contract was a Liquidated Receivable;

(g)	none of the sponsor, any dealer [and/or any unaffiliated third party originator] or anyone acting on their behalf advanced funds to cause any [initial] automobile loan contract to qualify under clause (e) above;

(h)	each obligor had a United States billing address as of the date of origination of the [initial] automobile loan contract;

(i)	each [initial] automobile loan contract is denominated in, and each automobile loan contract provides for payment in, United States dollars;

(j)	each automobile loan contract is identified on the servicer’s master servicing records as a retail installment sales contract;

(k)	each automobile loan contract arose under a contract that is assignable without the consent of, or notice to, the obligor thereunder, and does not contain a confidentiality provision that purports to restrict the ability of the servicer to exercise its rights under the sale and servicing agreement, including, without limitation, its right to review the contract;

(l)	each automobile loan contract arose under a contract with respect to which the sponsor has performed all obligations required to be performed by it thereunder, and, in the event such contract is a retail installment sales contract, delivery of the financed vehicle to the related obligor has occurred;

(m)	no automobile related to an automobile loan contract was held in repossession;

(n)	no obligor was in bankruptcy; and

(o)	neither the sponsor nor the depositor has selected the automobile loan contracts in a manner that either of them believes is adverse to the interests of the noteholders.

Automobile loan contracts representing more than 10% of the aggregate Principal Balance of the automobile loan contracts as of                      were originated in the State[s] of                     , and                     . The performance of the automobile loan contracts in the aggregate could be adversely affected in particular by the development of adverse economic conditions in such states.

[Eligibility Criteria for Subsequent Automobile Loan Contracts

[No transfer of subsequent automobile loan contracts to the issuing entity during the [revolving period][pre-funding period] will be made unless:

(a)	as of each subsequent cutoff date, each subsequent automobile loan contract and/or the subsequent automobile related to that subsequent automobile loan contract satisfies the automobile loan contract eligibility criteria specified in clauses above regarding the initial automobile loan contracts;

(b)	neither the sponsor nor the depositor has selected the subsequent automobile loan contracts in a manner that either of them believes is adverse to the interests of the noteholders; and

(c)	the sponsor and the depositor shall have delivered certain opinions of counsel regarding the validity of the subsequent automobile loan contract transfers on those subsequent transfer dates on which such opinions are required.]

The issuing entity’s obligation or right to purchase the subsequent automobile loan contracts during the [revolving period][pre-funding period], as described in [“Description of the Transaction Documents—The Revolving Period,”] [“Description of the Transaction Documents—The Pre-funding Period,”] is subject to the condition that all of the subsequent automobile loan contracts transferred to the issuing entity, including the subsequent automobile loan contracts to be transferred, meet the following criteria after the transfer of the subsequent automobile loan contracts (based on the characteristics of the initial automobile loan contracts as of the initial cutoff date and the subsequent automobile loan contracts as of the related subsequent cutoff date):

(a)	the automobile loan contracts’ weighted average annual percentage rate is not less than %; and

(b)	[the automobile loan contracts’ weighted average custom score is not less than %.]

[Following the transfer of subsequent automobile loan contracts to the issuing entity, the aggregate characteristics of the entire pool of automobile loan contracts held by the issuing entity may vary from the initial pool of automobile loan contracts in a number of respects, including:

•	composition of the automobile loan contracts;

•	geographic distribution of the automobile loan contracts;

•	distribution by remaining Principal Balance;

•	distribution by APR;

•	distribution by original term;

•	distribution by wholesale loan-to-value ratio;

•	distribution by vehicle make;

•	distribution by vehicle segment;

•	distribution of the automobile loan contracts secured by new and used vehicles; and

•	distribution of the automobile loan contracts by custom score and credit bureau score.]

Composition

The [statistical] information presented in this prospectus is based on [a] [statistical] pool[s] of automobile loan contracts as of [the statistical calculation date]/[the [initial] cutoff date], which is             , 20    . [The pool of automobile loan contracts that will be sold to by the sponsor to the depositor and by the depositor to the issuing entity on the closing date will be selected on the [initial] cutoff date, which is                     , 20    .]

•	[As of the statistical calculation date, the [initial] automobile loan contracts in the statistical pool [relating to the publicly offered notes with an aggregate initial note principal balance of $ ] had an aggregate Principal Balance of $ .]

•	As of the [initial] cutoff date, [if the aggregate initial principal balance of the publicly offered notes is $ ,] the [initial] automobile loan contracts [had]/[are expected to have] an aggregate Principal Balance of approximately $ .

•	[As of the statistical calculation date, the [initial] automobile loan contracts in the statistical pool [relating to the publicly offered notes with an aggregate initial note principal balance of $ ] had an aggregate Principal Balance of $ .]

•	[As of the [initial] cutoff date, [if the aggregate initial principal balance of the publicly offered notes is $ ,] the [initial] automobile loan contracts [had]/[are expected to have] an aggregate Principal Balance of approximately $ .]

[The sponsor will acquire [additional] automobile loan contracts after the statistical calculation date but prior to the [initial] cutoff date, which is             , 20    . The actual pool of automobile loan contracts sold to the issuing entity on the closing date will be selected from the statistical pool and from other automobile loan contracts owned by the sponsor. Additionally, some automobile loan contracts that were included [in one or both of the statistical pools] as of the statistical calculation date will have prepaid in full by the [initial] cutoff date or will no longer meet the eligibility requirements regarding automobile loan contracts as of the [initial] cutoff date and therefore will not be included in the automobile loan contract pool. As a result of these factors, the pool of automobile loan contracts that is included in the statistical pool will not be identical to the pool of automobile loan contracts that is selected on the [initial] cutoff date and the statistical distribution of the characteristics of the [two pools]/[related statistical pool and the cutoff date pool] will vary somewhat. However, these variances in the composition of the pools and in the statistical distribution of the characteristics of the pools is not expected to be material.]

[As of             , 20    , automobile loan contracts representing approximately     % of the total aggregate principal balance of the automobile loan contracts in the [pool]/[statistical pool relating to the publicly offered notes with an aggregate initial note principal balance of $                     and approximately     % of the total aggregate principal balance of the automobile loan contracts in the statistical pool relating to the publicly offered notes with an aggregate initial note principal balance of $                    ] were included in previous securitizations sponsored by Exeter and were repurchased by Exeter in connection with optional redemptions of those securitizations. The [statistical] pool[s] of automobile loan contracts about which pool information is presented in this prospectus includes information about those repurchased automobile contracts.]

The automobile loan contract pool’s composition and distribution by credit score; APR, geographic concentration, wholesale loan-to-value ratio, vehicle make, original term to maturity, remaining term to maturity, model year and quarter of origination as of the [statistical calculation date]/[[initial] cutoff date]; and the automobile loan contract pool’s historical delinquency experience are detailed in the following tables:

Composition of the [Initial] Automobile Loan Contracts

as of [Statistical Calculation Date]/[[Initial] Cutoff Date][for the [Statistical] Pool Related to Offered

Notes with an Initial Note Principal Balance of $                    ]

	New	Used	Total
Aggregate Principal Balance(1)	$[ ]	$[ ]	$[ ]
Number of Automobile Loan Contracts	[ ]	[ ]	[ ]
Percent of Aggregate Principal Balance	[ ]%	[ ]%	[ ]%
Average Principal Balance	$[ ]	$[ ]	$[ ]
Range of Principal Balances	($[ ] to $[ ])	($[ ] to $[ ])	($[ ] to $[ ])
Weighted Average APR(1)	[ ]%	[ ]%	[ ]%
Range of APRs	([ ]% to [ ]%)	([ ]% to [ ]%)	([ ]% to [ ]%)
Weighted Average Remaining Term	[ ] months	[ ] months	[ ] months
Range of Remaining Terms	([ ] to [ ] months)	([ ] to [ ] months)	([ ] to [ ] months)
Weighted Average Original Term	[ ] months	[ ]months	[ ]months
Range of Original Terms	([ ] to [ ] months)	([ ] to [ ] months)	([ ] to [ ] months)

(1)	Aggregate Principal Balance includes some portion of accrued interest. As a result, the Weighted Average APR of the automobile loan contracts may not be equivalent to the automobile loan contracts’ aggregate yield on the aggregate Principal Balance.

Proprietary Credit Score Distribution of the [Initial] Automobile Loan Contracts

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to Offered Notes with an Initial Note Principal Balance of $                    ]

	Proprietary Credit Score(1)		% of Aggregate Principal Balance(2)		Credit Bureau Score(3)		% of Aggregate Principal Balance(2)
	[	]	[	]%	[	]	[	]%
	[	]	[	]%	[	]	[	]%
	[	]	[	]%	[	]	[	]%
	[	]	[	]%	[	]	[	]%
	[	]	[	]%

Weighted Average Score	[	]			[	]

(1)	Proprietary credit score developed and utilized by the sponsor to support the credit approval and pricing process. The scale of the proprietary score is not comparable to a credit bureau score.
(2)	Percentages may not add to 100% because of rounding.
(3)	A statistically based score (sometimes referred to as FICO® score) generated by credit reporting agencies. The sponsor utilizes , , or credit reports depending on the location of the obligor. Credit Bureau Scores are unavailable for some accounts and those accounts are not included in the Credit Bureau Score table above. Since these accounts are not included in the percentages above, the aggregate Principal Balance of the accounts based on Credit Bureau Score may be less than the [statistical] pool. FICO® is a federally registered trademark of Fair, Isaac & Company.

Distribution of the [Initial] Automobile Loan Contracts by APR

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $                    ]

Distribution by APR	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
6.000% to 6.999%	$	[	]	[	]%	[	]	[	]%
7.000% to 7.999%		[	]	[	]%	[	]	[	]%
8.000% to 8.999%		[	]	[	]%	[	]	[	]%
9.000% to 9.999%		[	]	[	]%	[	]	[	]%
10.000% to 10.999%		[	]	[	]%	[	]	[	]%
11.000% to 11.999%		[	]	[	]%	[	]	[	]%
12.000% to 12.999%		[	]	[	]%	[	]	[	]%
13.000% to 13.999%		[	]	[	]%	[	]	[	]%
14.000% to 14.999%		[	]	[	]%	[	]	[	]%
15.000% to 15.999%		[	]	[	]%	[	]	[	]%
16.000% to 16.999%		[	]	[	]%	[	]	[	]%
17.000% to 17.999%		[	]	[	]%	[	]	[	]%
18.000% to 18.999%		[	]	[	]%	[	]	[	]%
19.000% to 19.999%		[	]	[	]%	[	]	[	]%
20.000% to 20.999%		[	]	[	]%	[	]	[	]%
21.000% to 21.999%		[	]	[	]%	[	]	[	]%
22.000% to 22.999%		[	]	[	]%	[	]	[	]%
23.000% to 23.999%		[	]	[	]%	[	]	[	]%
24.000% to 24.999%		[	]	[	]%	[	]	[	]%
25.000% to 25.999%		[	]	[	]%	[	]	[	]%
26.000% to 26.999%		[	]	[	]%	[	]	[	]%

TOTAL:	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Geographic Location

of Obligor as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool

Related to Offered Notes with an Initial Note Principal Balance of $                    ]

Geographic Location	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[Alabama]	$	[	]	[	]%	[	]	[	]%
[Alaska]		[	]	[	]%	[	]	[	]%
[Arizona]		[	]	[	]%	[	]	[	]%
[Arkansas]		[	]	[	]%	[	]	[	]%
[California]		[	]	[	]%	[	]	[	]%
[Colorado]		[	]	[	]%	[	]	[	]%
[Connecticut]		[	]	[	]%	[	]	[	]%
[Delaware]		[	]	[	]%	[	]	[	]%
[District of Columbia]		[	]	[	]%	[	]	[	]%
[Florida]		[	]	[	]%	[	]	[	]%
[Georgia]		[	]	[	]%	[	]	[	]%
[Hawaii]		[	]	[	]%	[	]	[	]%
[Idaho]		[	]	[	]%	[	]	[	]%
[Illinois]		[	]	[	]%	[	]	[	]%
[Indiana]		[	]	[	]%	[	]	[	]%
[Iowa]		[	]	[	]%	[	]	[	]%
[Kansas]		[	]	[	]%	[	]	[	]%
[Kentucky]		[	]	[	]%	[	]	[	]%
[Louisiana]		[	]	[	]%	[	]	[	]%
[Maine]		[	]	[	]%	[	]	[	]%
[Maryland]		[	]	[	]%	[	]	[	]%
[Massachusetts]		[	]	[	]%	[	]	[	]%
[Michigan]		[	]	[	]%	[	]	[	]%
[Minnesota]		[	]	[	]%	[	]	[	]%
[Mississippi]		[	]	[	]%	[	]	[	]%
[Missouri]		[	]	[	]%	[	]	[	]%
[Montana]		[	]	[	]%	[	]	[	]%
[Nebraska]		[	]	[	]%	[	]	[	]%
[Nevada]		[	]	[	]%	[	]	[	]%
[New Hampshire]		[	]	[	]%	[	]	[	]%
[New Jersey]		[	]	[	]%	[	]	[	]%
[New Mexico]		[	]	[	]%	[	]	[	]%
[New York]		[	]	[	]%	[	]	[	]%
[North Carolina]		[	]	[	]%	[	]	[	]%
[North Dakota]		[	]	[	]%	[	]	[	]%
[Ohio]		[	]	[	]%	[	]	[	]%
[Oklahoma]		[	]	[	]%	[	]	[	]%
[Oregon]		[	]	[	]%	[	]	[	]%
[Pennsylvania]		[	]	[	]%	[	]	[	]%
[Rhode Island]		[	]	[	]%	[	]	[	]%
[South Carolina]		[	]	[	]%	[	]	[	]%
[South Dakota]		[	]	[	]%	[	]	[	]%
[Tennessee]		[	]	[	]%	[	]	[	]%
[Texas]		[	]	[	]%	[	]	[	]%
[Utah]		[	]	[	]%	[	]	[	]%
[Vermont]		[	]	[	]%	[	]	[	]%
[Virginia]		[	]	[	]%	[	]	[	]%
[Washington]		[	]	[	]%	[	]	[	]%
[West Virginia]		[	]	[	]%	[	]	[	]%
[Wisconsin]		[	]	[	]%	[	]	[	]%
[Wyoming]		[	]	[	]%	[	]	[	]%
Other (2)		[	]	[	]%	[	]	[	]%

Total:	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.
(2)	States and Territories with aggregate Principal Balances less than 1.00% of the aggregate Principal Balance of the[statistical] pool.

Distribution of the [Initial] Automobile Loan Contracts by Wholesale LTV

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

	Wholesale LTV (1) Range	% of Aggregate Principal Balance (2)
	[Less than ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ and greater]	[ ]%
Weighted Average Wholesale LTV	[ ]%

(1)	Wholesale LTV is calculated using the total amount financed, which may include taxes, title fees and ancillary products over the wholesale auction value of the financed vehicle at the time the vehicle is financed. The vehicle value at origination is determined by using NADA or “Kelley Blue Book Trade-in” prices for used vehicles or dealer invoice/dealer wholesale price for new vehicles.
(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Vehicle Make

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Vehicle Make	Aggregate Principal Balance			% of Aggregate Principal Balance (1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts (1)
[ ]	$	[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[Other (2)]		[	]	[	]%	[	]	[	]%

[Total]	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.
(2)	Vehicle Makes with aggregate Principal Balances less than 1.00% of the aggregate Principal Balance of the [statistical] pool.

Distribution of the [Initial] Automobile Loan Contracts by Original Term to Scheduled Maturity

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Original Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[ – ]	$	[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Remaining Term to Scheduled Maturity

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Remaining Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[ – ]	$	[	]	[	]% [(2)]	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		28,933		100.00%

(1)	Percentages may not add to 100% because of rounding.
[(2)	Greater than 0.00% but less than 0.01%.]

Distribution of the [Initial] Automobile Loan Contracts by Model Year

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to Offered

Notes with an Initial Note Principal Balance of $            ]

Model Year	Aggregate Principal Balance		% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[20 ]	$ [	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%
[20 ]	[	]	[ ]	%	[	]	[ ]	%

Total	$ [	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Quarter of Origination

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] [for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Quarter of Origination	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
Q 20	$	[	]	[	]% [(2)]	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.
(1)	Greater than 0.00% but less than 0.01%.

[Composition of the [Initial] Automobile Loan Contracts

as of [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to Offered

Notes with an Initial Note Principal Balance of $            ]

	New	Used		Total
Aggregate Principal Balance(1)	$[ ]	$	[ ]	$[ ]
Number of Automobile Loan Contracts	[ ]		[ ]	[ ]
Percent of Aggregate Principal Balance	[ ]%		[ ]%	[ ]%
Average Principal Balance	$[ ]	$	[ ]	$[ ]
Range of Principal Balances	($[ ] to $[ ])	($	[ ] to $[ ])	($[ ] to $[ ])
Weighted Average APR(1)	[ ]%		[ ]%	[ ]%
Range of APRs	([ ]% to [ ]%)		([ ]% to [ ]%)	([ ]% to [ ]%)
Weighted Average Remaining Term	[ ] months		[ ] months	[ ] months
Range of Remaining Terms	([ ] to [ ] months)		([ ] to [ ] months)	([ ] to [ ] months)
Weighted Average Original Term	[ ] months		[ ] months	[ ] months
Range of Original Terms	([ ] to [ ] months)		([ ] to [ ] months)	([ ] to [ ] months)

(1)	Aggregate Principal Balance includes some portion of accrued interest. As a result, the Weighted Average APR of the automobile loan contracts may not be equivalent to the automobile loan contracts’ aggregate yield on the aggregate Principal Balance.

[Proprietary Credit Score Distribution of the [Initial] Automobile Loan Contracts

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

	Proprietary Credit Score(1)		% of Aggregate Principal Balance(2)		Credit Bureau Score(3)		% of Aggregate Principal Balance(2)
	[	]	[	]%	[	]	[	]%
	[	]	[	]%	[	]	[	]%
	[	]	[	]%	[	]	[	]%
	[	]	[	]%	[	]	[	]%
	[	]	[	]%

Weighted Average Score	[	]			[	]

(1)	Proprietary credit score developed and utilized by the sponsor to support the credit approval and pricing process. The scale of the proprietary score is not comparable to a credit bureau score.
(2)	Percentages may not add to 100% because of rounding.
(3)	A statistically based score (sometimes referred to as FICO® score) generated by credit reporting agencies. The sponsor utilizes , , or credit reports depending on the location of the obligor. Credit Bureau Scores are unavailable for some accounts and those accounts are not included in the Credit Bureau Score table above. Since these accounts are not included in the percentages above, the aggregate Principal Balance of the accounts based on Credit Bureau Score may be less than the [statistical] pool. FICO® is a federally registered trademark of Fair, Isaac & Company.

[Distribution of the [Initial] Automobile Loan Contracts by APR

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Distribution by APR	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
6.000% to 6.999%	$	[	]	[	]%	[	]	[	]%
7.000% to 7.999%		[	]	[	]%	[	]	[	]%
8.000% to 8.999%		[	]	[	]%	[	]	[	]%
9.000% to 9.999%		[	]	[	]%	[	]	[	]%
10.000% to 10.999%		[	]	[	]%	[	]	[	]%
11.000% to 11.999%		[	]	[	]%	[	]	[	]%
12.000% to 12.999%		[	]	[	]%	[	]	[	]%
13.000% to 13.999%		[	]	[	]%	[	]	[	]%
14.000% to 14.999%		[	]	[	]%	[	]	[	]%
15.000% to 15.999%		[	]	[	]%	[	]	[	]%
16.000% to 16.999%		[	]	[	]%	[	]	[	]%
17.000% to 17.999%		[	]	[	]%	[	]	[	]%
18.000% to 18.999%		[	]	[	]%	[	]	[	]%
19.000% to 19.999%		[	]	[	]%	[	]	[	]%
20.000% to 20.999%		[	]	[	]%	[	]	[	]%
21.000% to 21.999%		[	]	[	]%	[	]	[	]%
22.000% to 22.999%		[	]	[	]%	[	]	[	]%
23.000% to 23.999%		[	]	[	]%	[	]	[	]%
24.000% to 24.999%		[	]	[	]%	[	]	[	]%
25.000% to 25.999%		[	]	[	]%	[	]	[	]%
26.000% to 26.999%		[	]	[	]%	[	]	[	]%

TOTAL:	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.

[Distribution of the [Initial] Automobile Loan Contracts by Geographic Location

of Obligor as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool

Related to Offered Notes with an Initial Note Principal Balance of $            ]

Geographic Location	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[Alabama]	$	[	]	[	]%	[	]	[	]%
[Alaska]		[	]	[	]%	[	]	[	]%
[Arizona]		[	]	[	]%	[	]	[	]%
[Arkansas]		[	]	[	]%	[	]	[	]%
[California]		[	]	[	]%	[	]	[	]%
[Colorado]		[	]	[	]%	[	]	[	]%
[Connecticut]		[	]	[	]%	[	]	[	]%
[Delaware]		[	]	[	]%	[	]	[	]%
[District of Columbia]		[	]	[	]%	[	]	[	]%
[Florida]		[	]	[	]%	[	]	[	]%
[Georgia]		[	]	[	]%	[	]	[	]%
[Hawaii]		[	]	[	]%	[	]	[	]%
[Idaho]		[	]	[	]%	[	]	[	]%
[Illinois]		[	]	[	]%	[	]	[	]%
[Indiana]		[	]	[	]%	[	]	[	]%
[Iowa]		[	]	[	]%	[	]	[	]%
[Kansas]		[	]	[	]%	[	]	[	]%
[Kentucky]		[	]	[	]%	[	]	[	]%
[Louisiana]		[	]	[	]%	[	]	[	]%
[Maine]		[	]	[	]%	[	]	[	]%
[Maryland]		[	]	[	]%	[	]	[	]%
[Massachusetts]		[	]	[	]%	[	]	[	]%
[Michigan]		[	]	[	]%	[	]	[	]%
[Minnesota]		[	]	[	]%	[	]	[	]%
[Mississippi]		[	]	[	]%	[	]	[	]%
[Missouri]		[	]	[	]%	[	]	[	]%
[Montana]		[	]	[	]%	[	]	[	]%
[Nebraska]		[	]	[	]%	[	]	[	]%
[Nevada]		[	]	[	]%	[	]	[	]%
[New Hampshire]		[	]	[	]%	[	]	[	]%
[New Jersey]		[	]	[	]%	[	]	[	]%
[New Mexico]		[	]	[	]%	[	]	[	]%
[New York]		[	]	[	]%	[	]	[	]%
[North Carolina]		[	]	[	]%	[	]	[	]%
[North Dakota]		[	]	[	]%	[	]	[	]%
[Ohio]		[	]	[	]%	[	]	[	]%
[Oklahoma]		[	]	[	]%	[	]	[	]%
[Oregon]		[	]	[	]%	[	]	[	]%
[Pennsylvania]		[	]	[	]%	[	]	[	]%
[Rhode Island]		[	]	[	]%	[	]	[	]%
[South Carolina]		[	]	[	]%	[	]	[	]%
[South Dakota]		[	]	[	]%	[	]	[	]%
[Tennessee]		[	]	[	]%	[	]	[	]%
[Texas]		[	]	[	]%	[	]	[	]%
[Utah]		[	]	[	]%	[	]	[	]%
[Vermont]		[	]	[	]%	[	]	[	]%
[Virginia]		[	]	[	]%	[	]	[	]%
[Washington]		[	]	[	]%	[	]	[	]%
[West Virginia]		[	]	[	]%	[	]	[	]%
[Wisconsin]		[	]	[	]%	[	]	[	]%
[Wyoming]		[	]	[	]%	[	]	[	]%
Other (2)		[	]	[	]%	[	]	[	]%

Total:	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.
(2)	States and Territories with aggregate Principal Balances less than 1.00% of the aggregate Principal Balance of the[statistical] pool.

[Distribution of the [Initial] Automobile Loan Contracts by Wholesale LTV

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

	Wholesale LTV (1) Range	% of Aggregate Principal Balance (2)
	[Less than ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ - ]	[ ]%
	[ and greater]	[ ]%
Weighted Average Wholesale LTV	[ ]%

(1)	Wholesale LTV is calculated using the total amount financed, which may include taxes, title fees and ancillary products over the wholesale auction value of the financed vehicle at the time the vehicle is financed. The vehicle value at origination is determined by using NADA or “Kelley Blue Book Trade-in” prices for used vehicles or dealer invoice/dealer wholesale price for new vehicles.
(2)	Percentages may not add to 100% because of rounding.

[Distribution of the [Initial] Automobile Loan Contracts by Vehicle Make

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Vehicle Make	Aggregate Principal Balance			% of Aggregate Principal Balance (1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts (1)
[ ]	$	[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[ ]		[	]	[	]%	[	]	[	]%
[Other (2)]		[	]	[	]%	[	]	[	]%

[Total]	$	[	]	100.00%		[	]	100.00%

(3)	Percentages may not add to 100% because of rounding.
(4)	Vehicle Makes with aggregate Principal Balances less than 1.00% of the aggregate Principal Balance of the [statistical] pool.

[Distribution of the [Initial] Automobile Loan Contracts by Original Term to Scheduled Maturity

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Original Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[ – ]	$	[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.

[Distribution of the [Initial] Automobile Loan Contracts by Remaining Term to Scheduled

Maturityas of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool

Related to Offered Notes with an Initial Note Principal Balance of $            ]

Remaining Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[ – ]	$	[	]	[	] %[(2)]	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%
[ – ]		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		28,933		100.00%

(1)	Percentages may not add to 100% because of rounding.
[(2)	Greater than 0.00% but less than 0.01%.]

[Distribution of the [Initial] Automobile Loan Contracts by Model Year

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool

Related to Offered Notes with an Initial Note Principal Balance of $            ]

Model Year	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
[20 ]	$	[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%
[20 ]		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.

[Distribution of the [Initial] Automobile Loan Contracts by Quarter of Origination

as of the [Statistical Calculation Date]/[[Initial] Cutoff Date] for the [Statistical] Pool Related to

Offered Notes with an Initial Note Principal Balance of $            ]

Quarter of Origination	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
Q 20	$	[	]	[	]%[(2)]	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%
Q 20		[	]	[	]%	[	]	[	]%

Total	$	[	]	100.00%		[	]	100.00%

(1)	Percentages may not add to 100% because of rounding.
(1)	Greater than 0.00% but less than 0.01%.

Historical Delinquency Experience of the [Initial] Automobile Loan Contracts

as of the [[Statistical Calculation Date]/[Initial] Cutoff Date]

The following tables set forth the historical delinquency experience of the [statistical] pool of automobile loan contracts. The servicer considers an automobile loan contract to become delinquent on a due date if the obligor fails to pay more than     % of the contractual payment that is due on that due date. Once at least     % of the contractual payment that was due on a due date has been received, the automobile loan contract will no longer be considered delinquent as of the due date on which the original shortfall occurred. Payments by obligors are first applied by the servicer against any outstanding past due amount from a prior due date and are then applied against amounts due on the current due date. The periods of delinquency described below reflect the number of days that more than     % of the contractual payment that was due on an automobile loan contract on a prior due date remained unpaid after that due date.

Because the pool of automobile loan contracts includes automobile loan contracts that were made to primarily subprime borrowers, a relatively high percentage of the accounts become delinquent at some point in the life of the automobile loan contract and there is a relatively high rate of account movement between current and delinquent status in the portfolio.

[As of the [statistical] calculation date, none of the automobile loan contracts in the [statistical] pool [relating to offered notes with an aggregate initial note principal balance of $            ] were more than 30 days delinquent.] [As of the [statistical] calculation date,      automobile loan contracts, or approximately     % of the number of automobile loan contracts in [the]/[such] [statistical] pool, have been delinquent between 31 and 60 days one or more times,      automobile loan contracts, or approximately     % of the number automobile loan contracts in [the]/[such] [statistical] pool, have been delinquent between 61 and 90 days one or more times, and      automobile loan contract, or approximately     % of the number of automobile loan contracts in [the]/[such] [statistical] pool, have been delinquent more than 90 days one or more times. As of the [statistical] calculation date,      automobile loan contracts, or approximately     % of the number of automobile loan contracts in [the]/[such] [statistical] pool, have received one or more monthly payment extensions.] [The three following tables relate to the statistical pool relating to the publicly offered notes with an initial note principal balance of $            .]

Maximum Number of Times Ever 31 to 60 Days Delinquent	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
0	$	[	]	[	]%	[	]	[	]%
1		[	]	[	]%	[	]	[	]%
2+		[	]	[	]%	[	]	[	]%

Total	$	[	]	[	]%	[	]	[	]%

(1)	Percentages may not add to 100% because of rounding.

Maximum Number of Times Ever 61 to 90 Days Delinquent	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
0	$	[	]	[	]%	[	]	[	]%
1		[	]	[	]%	[	]	[	]%
2+		[	]	[	]%	[	]	[	]%

Total	$	[	]	[	]%	[	]	[	]%

(1)	Percentages may not add to 100% because of rounding.

Maximum Number of Times Ever Greater Than 90 Days Delinquent	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
0	$	[	]	[	]%	[	]	[	]%
1		[	]	[	]%	[	]	[	]%
2+		[	]	[	]%	[	]	[	]%

Total	$	[	]	[	]%	[	]	[	]%

(1)	Percentages may not add to 100% because of rounding.

[[As of the [statistical] calculation date, none of the automobile loan contracts in the [statistical] pool [relating to offered notes with an aggregate initial note principal balance of $            ] were more than 30 days delinquent.] [As of the [statistical] calculation date,      automobile loan contracts, or approximately     % of the number of automobile loan contracts in [the]/[such] [statistical] pool, have been delinquent between 31 and 60 days one or more times,      automobile loan contracts, or approximately     % of the number automobile loan contracts in [the]/[such] [statistical] pool, have been delinquent between 61 and 90 days one or more times, and      automobile loan contract, or approximately     % of the number of automobile loan contracts in [the]/[such] [statistical] pool, have been delinquent more than 90 days one or more times. As of the [statistical] calculation date,      automobile loan contracts, or approximately     % of the number of automobile loan contracts in [the]/[such] [statistical] pool, have received one or more monthly payment extensions.] [The three following tables relate to the statistical pool relating to the publicly offered notes with an initial note principal balance of $            .]

Maximum Number of Times Ever 31 to 60 Days Delinquent	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
0	$	[	]	[	]%	[	]	[	]%
1		[	]	[	]%	[	]	[	]%
2+		[	]	[	]%	[	]	[	]%

Total	$	[	]	[	]%	[	]	[	]%

(1)	Percentages may not add to 100% because of rounding.

Maximum Number of Times Ever 61 to 90 Days Delinquent	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
0	$	[	]	[	]%	[	]	[	]%
1		[	]	[	]%	[	]	[	]%
2+		[	]	[	]%	[	]	[	]%

Total	$	[	]	[	]%	[	]	[	]%

(1)	Percentages may not add to 100% because of rounding.

Maximum Number of Times Ever Greater Than 90 Days Delinquent	Aggregate Principal Balance			% of Aggregate Principal Balance(1)		Number of Automobile Loan Contracts		% of Total Number of Automobile Loan Contracts(1)
0	$	[	]	[	]%	[	]	[	]%
1		[	]	[	]%	[	]	[	]%
2+		[	]	[	]%	[	]	[	]%

Total	$	[	]	[	]%	[	]	[	]%

(1)	Percentages may not add to 100% because of rounding.]

The obligor under each automobile loan contract is required to pay a specified total amount of payments, in substantially equal monthly installments on each due date under the automobile loan contract. Each obligor’s total payment amount equals the amount financed plus interest charges for the related automobile loan contract’s entire term. The interest charges on the automobile loan contracts are generally determined by the simple interest method.

Under a simple interest automobile loan, the amount of an obligor’s fixed level installment payment which is allocated to interest is equal to the product of the fixed interest rate on the automobile loan contract (which is typically the APR) multiplied by the elapsed time period (which is expressed as a fraction of a year) multiplied by the remaining principal balance after the preceding automobile loan contract payment. The remainder of the obligor’s payment amount is allocated to reduce the principal amount financed.

[If a material number of automobile loan contracts included as trust property are not simple interest automobile loan contracts, or have materially different payment terms than described above, a further description will be provided for other types of automobile loan contracts that are included.]

If an automobile loan contract is prepaid in full by the obligor, the amount of the payment that is greater than the sum of the outstanding Principal Balance of the automobile loan contract plus accrued interest on that automobile loan contract will be refunded to such obligor.

Repurchase Obligations

The sponsor and the depositor each will make representations and warranties regarding the automobile loan contracts pursuant to the purchase agreement and the sale and servicing agreement, respectively. These representations and warranties pertain to specific aspects of the automobile loan contracts, including the manner in which the automobile loan contracts were originated; the obligors of the automobile loan contracts; the accuracy and legality of the records, computer tapes and schedules containing information regarding the automobile loan contracts; the financed vehicles securing the automobile loan contracts; the security interests in the automobile loan contracts granted to the depositor, issuing entity and the indenture trustee; specific characteristics of the automobile loan contracts; and others. Upon the breach of one of these representations or warranties by the sponsor or the depositor that materially and adversely affects the noteholders’ interest in any automobile loan contract, each party’s repurchase obligation will be triggered under the applicable agreement.

Certain of the representations and warranties that the sponsor and the depositor will make about the automobile loan contracts are subject to important qualifications or limitations, such as knowledge qualifiers, or relate to actions taken by a third-party, such as the related dealer [and/or the related unaffiliated third party originator]. Therefore, the sponsor and the depositor may not be able to independently verify the facts underlying certain of the representations and warranties that they make with respect to the automobile loan contracts, which may result in delays in repurchases by the sponsor and the depositor.

The servicer has covenanted to service the automobile loan contracts in accordance with the standards set forth in the sale and servicing agreement. Those covenants include the servicer’s obligations (i) regarding the maintenance and safekeeping of the automobile loan contract files, (ii) to maintain the perfection created by each automobile loan contracts in the related financed vehicle, (iii) not to release the lien in any financed vehicle except in accordance with the sale and servicing agreement, (iv) not to create, or allow to be created, any lien on the automobile loan contracts other than the liens created under the transaction documents and (v) not to modify any automobile loan contract (except in the manner and circumstances described under “Description of the Transaction Documents—Modifications and Amendments of Automobile Loan Contracts.” If any of the foregoing covenants is breached and the breach is not cured, then the servicer will be obligated to purchase the affected automobile loan contracts from the issuing entity, but only if the breach materially and adversely affects the noteholders’ interest in the affected automobile loan contract or related financed vehicle.]

The servicer is also obligated under the sale and servicing agreement to ensure that lien certificates indicating its security interest in each financed vehicle are obtained. [The servicer will be obligated to purchase from the issuing entity automobile loan contracts with respect to which no such lien certificates have yet been obtained, but only to the extent necessary to cause the aggregate Principal Balance of automobile loan contracts with respect to which no such lien certificates have yet to be obtained to be below a particular level as of a specified number of days after the closing date as specified in the sale and servicing agreement.]

[Asset-Level Data About the Automobile Loan Contracts [To be added for offerings after November 22, 2016:]

The depositor prepared asset-level data for the automobile loan contracts and filed it with the SEC on Form ABS-EE. The Form ABS-EE is incorporated by reference into this prospectus. The asset data file contains detailed information for each automobile loan contract about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status. Investors should carefully review the asset-level data. The depositor will prepare updated asset level data on a monthly basis and will file it with the SEC on Form ABS-EE. For more details about the monthly asset-level data, you should read “Description of the Transaction Documents—Statements to Noteholders.”]

Yield and Prepayment Considerations

Prepayments can be made on any of the automobile loan contracts at any time. If prepayments are received on the automobile loan contracts, their actual weighted average life may be shorter than their weighted average life would be if all payments were made as scheduled and no prepayments were made. Prepayments on the automobile loan contracts may include moneys received from liquidations due to default and proceeds from credit life, credit disability, and casualty insurance policies. Weighted average life means the average amount of time during which any principal is outstanding on an automobile loan contract.

The rate of prepayments on the automobile loan contracts may be influenced by a variety of economic, social and other factors, including the fact that no obligor under an automobile loan contract may sell or transfer that automobile loan contract without the consent of the servicer. Any risk resulting from faster or slower prepayments of the automobile loan contracts will be borne solely by the noteholders.

The rate of payment of principal of the notes will depend on the rate of payment, and the rate of prepayments, of principal of the automobile loan contracts [and the amount applied to purchase subsequent automobile loan contracts during the revolving period]. It is possible that the final payment on any class of notes could occur significantly earlier than the date on which the final distribution for that class of notes is scheduled to be paid. Any risk resulting from early payment of the notes will be borne solely by the noteholders.

Prepayments on automobile loan contracts can be measured against prepayment standards or models. The model used in this prospectus, the Absolute Prepayment Model, or ABS, assumes a rate of prepayment each month which is related to the original number of automobile loan contracts in a pool of automobile loan contracts. ABS also assumes that all of the automobile loan contracts in a pool are the same size, that all of those automobile loan contracts amortize at the same rate, and that for every month that any individual automobile loan contract is outstanding, payments on that particular automobile loan contract will either be made as scheduled or the automobile loan contract will be prepaid in full. For example, in a pool of automobile loan contracts originally containing 10,000 automobile loan contracts, if a 1% ABS were used, that would mean that 100 automobile loan contracts would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of automobile loan contracts or a prediction of the anticipated rate of prepayment on either the pool of automobile loan contracts involved in this transaction or on any pool of automobile loan contracts. It should not be assumed that the actual rate of prepayments on the automobile loan contracts will be in any way related to the percentage of prepayments that are assumed for ABS in this prospectus.

The tables below which are captioned “Percent of Initial Note Principal Balance at Various ABS Percentages [($            )” and “Percent of Initial Note Principal Balance at Various ABS Percentages ($            )]” are based on ABS and were prepared using the following assumptions:

•	The [initial] trust property includes pools of automobile loan contracts with the characteristics set forth in the following table;

•	[the subsequent automobile loan contracts purchased on each distribution date during the [prefunding period]/[revolving period] are assumed to have a gross APR equal to the [statistical] pool gross APR of %, an original term to maturity equal to the [statistical] pool original term to maturity of months and months of seasoning;]

•	all prepayments on the automobile loan contracts each month are made in full at the specified constant percentage of ABS and there are no defaults, losses or repurchases;

•	each scheduled monthly payment on the automobile loan contracts is made on the last day of each month commencing in 20 and each month has 30 days;

•	[the initial principal amount of the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes is equal to the initial principal amount set forth on the front cover of this prospectus and the initial principal amount of the Class E Notes is $ ;]

•	[interest accrues on the Class A-1 Notes at % per annum [and the Class A-2-B Notes at a fixed rate of % per annum,] on an [“actual/360” basis];]

•	[interest accrues on the Class A-2-A Notes at % per annum, the Class A-3 Notes at % per annum, the Class B Notes at % per annum, the Class C Notes at % per annum, the Class D Notes at % per annum and the Class E Notes at % per annum, in each case, on a [“30/360” basis];]

•	payments on the notes are made on the day of each month commencing in 20 ;

•	the notes are purchased on , 20 ;

•	the scheduled monthly payment for each automobile loan contract was calculated on the basis of the characteristics described in the following table and in such a way that each automobile loan contract would amortize in a manner that will be sufficient to repay the Principal Balance of that automobile loan contract by its indicated remaining term to maturity;

•	the servicer or the depositor exercises its redemption option to purchase the automobile loan contracts at the earliest opportunity;

•	[during the revolving period, the revolving account money is used to purchase the subsequent automobile loan contracts at their respective initial Principal Balances on each distribution date to build and maintain a target level of overcollateralization and there are no funds in the revolving account at the end of any distribution date;]

•	[all of the pre-funding account money is used to purchase the subsequent automobile loan contracts;]

•	principal will be paid on each class of the notes on each distribution date as necessary to build and maintain the required overcollateralization;

•	the servicer receives a monthly servicing fee equal to the product of 1/12 times % times the aggregate Principal Balance of the automobile loan contracts [plus % times the aggregate Principal Balance of all subsequent automobile loan contracts sold to the issuing entity];

•	the only other fees payable from the trust property are payable to the owner trustee, the asset representations reviewer, the custodian[, the backup servicer] and the indenture trustee in the amount of $[ ] per month in the aggregate.

[The tables below which are captioned “Percent of Initial Note Principal Balance at Various ABS Percentages ($            )” are based on ABS and were prepared using the following assumptions:]

•	[the initial principal amount of the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes is equal to the initial principal amount set forth on the front cover of this prospectus and the initial principal amount of the Class E Notes is $ ;]

•	[interest accrues on the Class A-1 Notes at % per annum [and the Class A-2-B Notes at a fixed rate of % per annum,] on an [“actual/360” basis];]

•	[interest accrues on the Class A-2-A Notes at % per annum, the Class A-3 Notes at % per annum, the Class B Notes at % per annum, the Class C Notes at % per annum, the Class D Notes at % per annum and the Class E Notes at % per annum, in each case, on a [“30/360” basis];]

Pool	Aggregate Principal Balance			Gross APR		Next Payment Date	Original Term to Maturity (in Months)		Remaining Term to Maturity (in Months)
1	$	[	]	[	]%	/ /	[	]	[	]
2	$	[	]	[	]%	/ /	[	]	[	]
3	$	[	]	[	]%	/ /	[	]	[	]
4	$	[	]	[	]%	/ /	[	]	[	]

[The tables below which are captioned “Percent of Initial Note Principal Balance at Various ABS Percentages ($            )” are based on ABS and were prepared using the following assumptions:]

•	[the initial principal amount of the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes is equal to the initial principal amount set forth on the front cover of this prospectus and the initial principal amount of the Class E Notes is $ ;]

•	[interest accrues on the Class A-1 Notes at % per annum [and the Class A-2-B Notes at a fixed rate of % per annum,] on an [“actual/360” basis];]

•	[interest accrues on the Class A-2-A Notes at % per annum, the Class A-3 Notes at % per annum, the Class B Notes at % per annum, the Class C Notes at % per annum, the Class D Notes at % per annum and the Class E Notes at % per annum, in each case, on a [“30/360” basis];]

[Pool	Aggregate Principal Balance			Gross APR		Next Payment Date	Original Term to Maturity (in Months)		Remaining Term to Maturity (in Months)
1	$	[	]	[	]%	/ /	[	]	[	]
2	$	[	]	[	]%	/ /	[	]	[	]
3	$	[	]	[	]%	/ /	[	]	[	]
4	$	[	]	[	]%	/ /	[	]	[	]]

The following tables were created relying on the [applicable] assumptions listed above. The tables below indicate the percentages of the initial principal amount of each class of publicly offered notes that would be outstanding after each of the listed distribution dates if certain percentages of ABS are assumed. The tables below also indicate the corresponding weighted average lives of each class of publicly offered notes if the same percentages of ABS are assumed.

The assumptions used to construct the tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the automobile loan contracts will differ from the assumptions used to construct the tables. For example, it is very unlikely that the automobile loan contracts will prepay at a constant level of ABS each monthly period until maturity or that each of the automobile loan contracts will prepay at the same level of ABS. Moreover, the automobile loan contracts have diverse terms and that fact alone could produce slower or faster principal distributions than indicated in the tables at the various constant percentages of ABS, even if the original and remaining terms to maturity of the automobile loan contracts are as assumed. Any difference between the assumptions used to construct the tables and the actual characteristics and performance of the automobile loan contracts, including actual prepayment experience or losses, will affect the percentages of initial balances outstanding on any given date and the weighted average lives of each class of notes.

The percentages in the tables have been rounded to the nearest whole number. As used in the tables which follow, the weighted average life of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related distribution date;

•	adding the results; and

•	dividing the sum by the related initial principal amount of the note.

Percent of Initial Note Principal Balance at Various ABS Percentages [($            )]

	Class A-1 Notes								Class A-2 Notes
Distribution Date	0.50%		1.00%		1.50%		2.00%		0.50%		1.00%		1.50%		2.00%
Closing Date	100%		100%		100%		100%		100%		100%		100%		100%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
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/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
Weighted Average Life to Call (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]
Weighted Average Life to Maturity (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]

Percent of Initial Note Principal Balance at Various ABS Percentages [($            )]

	Class A-3 Notes								Class B Notes
Distribution Date	0.50%		1.00%		1.50%		2.00%		0.50%		1.00%		1.50%		2.00%
Closing Date	100%		100%		100%		100%		100%		100%		100%		100%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
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/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
Weighted Average Life to Call (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]
Weighted Average Life to Maturity (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]

Percent of Initial Note Principal Balance at Various ABS Percentages [($            )]

	Class C Notes								Class D Notes
Distribution Date	0.50%		1.00%		1.50%		2.00%		0.50%		1.00%		1.50%		2.00%
Closing Date	100%		100%		100%		100%		100%		100%		100%		100%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
Weighted Average Life to Call (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]
Weighted Average Life to Maturity (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]

[Percent of Initial Note Principal Balance at Various ABS Percentages ($            )]

	Class A-1 Notes								Class A-2 Notes
[Distribution Date	0.50%		1.00%		1.50%		2.00%		0.50%		1.00%		1.50%		2.00%
Closing Date	100%		100%		100%		100%		100%		100%		100%		100%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
Weighted Average Life to Call (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]
Weighted Average Life to Maturity (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]]

[Percent of Initial Note Principal Balance at Various ABS Percentages ($            )]

	Class A-3 Notes								Class B Notes
[Distribution Date	0.50%		1.00%		1.50%		2.00%		0.50%		1.00%		1.50%		2.00%
Closing Date	100%		100%		100%		100%		100%		100%		100%		100%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
Weighted Average Life to Call (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]
Weighted Average Life to Maturity (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]]

[Percent of Initial Note Principal Balance at Various ABS Percentages ($            )]

	Class C Notes								Class D Notes
Distribution Date	0.50%		1.00%		1.50%		2.00%		0.50%		1.00%		1.50%		2.00%
Closing Date	100%		100%		100%		100%		100%		100%		100%		100%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
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/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
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/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
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/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
/ /	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%	[	]%
Weighted Average Life to Call (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]
Weighted Average Life to Maturity (Years)	[	]	[	]	[	]	[	]	[	]	[	]	[	]	[	]]

Delinquency and Loan Loss Information

The following tables provide information relating to the sponsor’s delinquency and loan loss experience for each period indicated with respect to all automobile loan contracts the sponsor has originated indirectly through dealers [and/or originated directly] [and/or purchased from unaffiliated third party originators] and has serviced. This information includes the experience with respect to all automobile loan contracts in the sponsor’s portfolio of automobile loan contracts serviced during each listed period, including automobile loan contracts that do not meet the criteria for inclusion in, or were otherwise excluded from, this securitization.

The sponsor’s net charge-offs as an annualized percentage of average automobile loan contracts outstanding may vary from period to period based upon the average age or seasoning of the portfolio and economic factors. Delinquency percentages, as reflected in the following delinquency experience table, are subject to periodic fluctuation based on the average age or seasoning of the portfolio, seasonality within the calendar year and economic factors. Subprime automobile loan contracts will typically have a relatively high percentage of accounts that become delinquent at some point in the life of the automobile loan contract. Furthermore, subprime automobile loans typically demonstrate a relatively high rate of account movement between current and delinquent status.

The sponsor’s policy is to charge off an account (i) on the last day of a calendar month, if as of that date, more than     % of any scheduled automobile loan contract payment related to such account remains unpaid for      days or more from the date for such payment (so long as the related financed vehicle has not been repossessed and the related obligor has not been identified on the sponsor’s records as being the subject of a current bankruptcy proceeding), (ii) if the related financed vehicle has been repossessed and the servicer has either liquidated such financed vehicle or held such financed vehicle in its inventory for more than      days (or up to      days subject to the servicer’s modification of the credit and collection policy applicable to its serviced portfolio of motor vehicle installment sales contracts and installment loans) at month-end, or (iii) if such account is otherwise required to be charged-off or is deemed uncollectible by the servicer in accordance with the servicer’s credit and collection policy. A charge-off generally represents the difference between the estimated net sales proceeds and the amount of the delinquent automobile loan contract.

During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by increased unemployment rates, decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, higher gasoline prices, unstable real estate values, declining stock market values, increasing unemployment levels, declining availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values on certain types of automobiles. Because this securitization includes loans to primarily subprime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these automobile loan contracts are expected to be higher than those experienced in the general automobile finance industry and could be dramatically affected by a general economic downturn.

We cannot assure you that the levels of delinquency and loss experience reflected in the following tables are indicative of the performance of the automobile loan contracts owned by the issuing entity.

Delinquency Experience

Bankrupt accounts which have not yet been charged off are included as delinquent accounts in the table below.

[To be updated quarterly.]

	At [Year/Quarter Ended]										At [Year/Quarter Ended]
	20					20					20					20
Portfolio at end of period(1)	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]
Period of Delinquency(2)
31-60 days(3)	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]
61-90 days	[	]		[	]	[	]		[	]	[	]		[	]	[	]		[	]
91 days or more	[	]		[	]	[	]		[	]	[	]		[	]	[	]		[	]

Total Delinquencies	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]
Repossessed Assets(	[	]		[	]	[	]		[	]	[	]		[	]	[	]		[	]

Total Delinquencies and Repossessed Assets	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]	[	]	$	[	]

Total Delinquencies as a Percentage of the Portfolio	[	]		[	]	[	]		[	]	[	]		[	]%	[	]%		[	]%
Total Repossessed Assets as a Percentage of the Portfolio	[	]		[	]	[	]		[	]	[	]		[	]%	[	]%		[	]%

Total Delinquencies and Repossessed Assets as a Percentage of the Portfolio	[	]		[	]	[	]		[	]	[	]		[	]%	[	]%		[	]%

(1)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts. Prior to August 2012, the sponsor did not deduct the amount of Cram Down Losses when calculating the Principal Balance of the automobile loan contracts and amounts and percentages for periods ending prior to that date are calculated without deduction for Cram Down Losses.
(2)	The sponsor considers an automobile loan contract delinquent when more than % of a contractual payment remains unpaid by the due date. The period of delinquency is based on the number of days that more than % of the contractual payment that was due on an automobile loan contract on a prior due date remained unpaid after that due date.
(3)	Amounts shown do not include automobile loan contracts which are less than 31 days delinquent.

Loan Loss Experience

[To be updated quarterly]

(dollars in thousands)

	[Fiscal Year/Quarter Ended],						[Fiscal Year/Quarter Ended],
	20			20			20			20
Period-End Principal Outstanding(1)	$	[	]	$	[	]	$	[	]	$	[	]
Average Month-End Amount Outstanding During the Period (1)		[	]		[	]		[	]		[	]
Net Charge-Offs (2)		[	]		[	]		[	]		[	]
Net Charge-Offs as a Percentage of Period-End Principal Outstanding(3)		[	]%		[	]%		[	]%		[	]%
Net Charge-Offs as a Percent of Average Month-End Amount Outstanding(3)		[	]%		[	]%		[	]%		[	]%

(1)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts. Prior to August 2012, the sponsor did not deduct the amount of Cram Down Losses when calculating the Principal Balance of the automobile loan contracts and amounts and percentages for periods ending prior to that date are calculated without deduction for Cram Down Losses.
(2)	Net charge-offs equal gross charge-offs minus recoveries. Gross charge-offs do not include unearned finance charges and other fees. Recoveries include repossession proceeds received from the sale of repossessed financed vehicles net of repossession expenses, refunds of unearned premiums from credit life and credit accident and health insurance and extended service contract costs obtained and financed in connection with the vehicle financing and recoveries from obligors on deficiency balances.
(3)	Results for the [three/six/nine] months ended , 20 and , 20 are annualized and are not necessarily indicative of a full year’s actual results.

Description of the Notes

General

The issuing entity will issue the notes under an indenture, a form of which has been filed as an exhibit to the registration statement. The following summary describes material terms of the notes and the indenture. The summary does not claim to be complete and is subject to all the provisions of the notes and the indenture.

The issuing entity will offer the [publicly offered] notes in denominations of $1,000 and integral multiples of $1,000 in book-entry form only (except for one note of each class which may be issued in a denomination other than an integral multiple of $1,000). Persons acquiring beneficial interests in the publicly offered [and non-offered] notes will hold their interests through The Depository Trust Company, or DTC, in the United States or through Clearstream Banking, société anonyme, or Clearstream, or the Euroclear System, or Euroclear, in Europe. See “—Book-Entry Registration” and Annex C to this prospectus, which is incorporated by reference into this prospectus, for further information about holding book-entry notes.

Distribution Dates

Payments on the notes will be made on the      day of each month or, if the      day is not a business day, on the next following business day. The first distribution date will be     , 20    .

A business day is a day other than a Saturday, Sunday, or any other day on which commercial banks located in Texas, Delaware[, Minnesota] or New York or the location in which the corporate trust office of either the indenture trustee under the indenture or the owner trustee under the trust agreement are authorized or obligated to be closed.

[The]/[If the issuing entity offers asset-backed notes with an aggregate principal balance of $            , the] final scheduled distribution dates are as follows:

•	for the Class A-1 Notes, , 20 ;

•	for the Class A-2[-A] Notes, , 20 ;

[•     for the Class A-2-B Notes,             , 20    ;]

•	for the Class A-3 Notes, , 20 ;

•	for the Class B Notes, , 20 ;

•	for the Class C Notes, , 20 ; [and]

•	for the Class D Notes, , 20 [; and

•	for the Class E Notes, , 20 .]

[If the issuing entity offers asset-backed notes with an aggregate principal balance of $            , the final scheduled distribution dates are as follows:]

•	[for the Class A-1 Notes, , 20 ;

•	for the Class A-2[-A] Notes, , 20 ;

[•     for the Class A-2-B Notes,             , 20    ;]

•	for the Class A-3 Notes, , 20 ;

•	for the Class B Notes, , 20 ;

•	for the Class C Notes, , 20 ; [and]

•	for the Class D Notes, , 20 [; and

•	for the Class E Notes, , 20 .]]

Payments of Interest

Interest on each class of notes will accrue during each interest period at the applicable interest rate from and including the          day of the preceding calendar month—or, in the case of the first distribution date, from and including the closing date to but excluding the      day of the current calendar month. The interest period for the Class A-2[-A] Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes[, the Class D Notes [and the Class E Notes] will not be adjusted based on the actual number of days during the interest period except for the interest period relating to the first distribution date]. In the case of the first distribution date, the interest period shall be      days for [all the Classes of Notes.] The interest accruing during an interest period will accrue on each class’ outstanding note principal balance as of the end of the prior distribution date, or, in the case of the first distribution date, as of the closing date.

Interest on the Class A-1 Notes [and the Class A-2-B Notes ]will be calculated on the basis of a [360-day year and the actual number of days elapsed in the applicable interest period]. Interest on the Class A-2[-A] Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be calculated on the basis of a [360-day year consisting of twelve 30-day months].

[Because the Class A-2-B Notes bear interest at a floating rate, which is uncapped, while the automobile loan contracts bear interest at fixed rates, the issuing entity will enter into either an interest rate swap transaction or an interest rate cap transaction with the hedge counterparty for the purpose of providing an additional source of funds.]

For any distribution date, the indenture trustee will pay interest on the notes from the note distribution account after paying accrued and unpaid fees to the servicer, accrued and unpaid fees and expenses of the indenture trustee, custodian, owner trustee, [the backup servicer,] the asset representations reviewer[, senior amounts that are payable to the hedge counterparty] and the issuing entity’s other administrative fees, in each case subject to the caps set forth in the sale and servicing agreement. See “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus.

[Determination of LIBOR

Pursuant to the indenture, the indenture trustee, as calculation agent, will determine LIBOR on             , 20     for purposes of calculating the interest rate for the Floating Rate Notes, for the period from the closing date to the first distribution date, and, for each interest period thereafter, on the second London business day prior to the distribution date on which such interest period begins. For purposes of calculating LIBOR, a London business day means a day on which banking institutions in the City of London, England are not required or authorized by law to be closed.

LIBOR means the rate for deposits in U.S. Dollars for a period equal to one month, which appears on the Reuters Screen LIBOR01 Page (or any replacement page) as of 11:00 a.m., London time, on the related LIBOR determination date. If such rate does not appear on the Reuters Screen LIBOR01 Page, the rate for that interest period will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by any four major banks in the London interbank market selected by the calculation agent to provide such bank’s offered quotation of such rates at approximately 11:00 a.m., London time, on the related LIBOR determination date to prime banks in the London interbank market for a period of one month, commencing on the first day of such interest period and in a principal amount of at least U.S.$1,000,000. The indenture trustee, as calculation agent, will request the principal London office of each of those four banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that interest period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that interest period will be the arithmetic mean of the rates quoted by major banks in New York City selected by the indenture trustee, as calculation agent, at approximately 11:00 a.m., New York City time, on the LIBOR determination date with respect to such interest period for loans in U.S. Dollars to leading European banks for a period equal to one month, commencing on the first day of such interest period and in a principal amount of at least U.S.$1,000,000; provided, however, that if the banks selected by the indenture trustee, as calculation agent, are not quoting rates as mentioned in this sentence, LIBOR for such interest period will be the same as LIBOR for the immediately preceding interest period.

The Reuters Screen LIBOR01 Page is the display designated on the Reuters service (or the successor display page, other published source, information vendor or provider that has been officially designated by Reuters).]

Payments of Principal

On each distribution date, [including on distribution dates that occur during the revolving period,] payments of principal will be distributed to the most senior Outstanding class of notes to maintain parity between the note principal balance and the Pool Balance (as defined in the Glossary). The principal payments made to cure this undercollateralization, if any then exists, will be made prior to the payment of interest and principal on the more subordinated classes of notes on that distribution date. See “Description of the Transaction Documents—Distributions—Distribution Date Payments.”

On each distribution date, once the reserve account is fully funded, Available Funds (as defined in the Glossary) that remain following payment of all amounts pursuant to clauses [1] through [18] under “Description of the Transaction Documents—Distributions—Distribution Date Payments “ will be available to be paid as the Principal Payment Amount and will be paid to the most senior Outstanding class or classes of notes as payments of principal. These amounts will be paid under clause [19] as set forth under “Description of the Transaction Documents—Distributions—Distribution Date Payments.”

The classes of notes are “sequential pay” classes. [The Class A-2-A Notes and the Class A-2-B Notes will constitute a single class and have equal rights to payments of principal and interest, which will made on a pro rata basis on the principal balance of the Class A-2 Notes.] On each distribution date, all amounts allocated to the payment of principal as described in clauses [4, 5, 7, 8, 10, 11, 13, 14, 16, 17 and 19] under “Description of the Transaction Documents—Distributions—Distribution Date Payments” other than any distribution date when the priorities set forth under “Description of the Transaction Documents—Distributions—Distribution Date Payments after an Event of Default” are applicable, will be aggregated and will be paid out in the following order:

•	first, the Class A-1 Notes will amortize until they are paid in full;

•	once the Class A-1 Notes are paid in full, the Class A-2 Notes will begin to amortize, until they are paid in full;

•	once the Class A-2 Notes are paid in full, the Class A-3 Notes will begin to amortize, until they are paid in full;

•	once the Class A-3 Notes are paid in full, the Class B Notes will begin to amortize, until they are paid in full;

•	once the Class B Notes are paid in full, the Class C Notes will begin to amortize, until they are paid in full; [and]

•	once the Class C Notes are paid in full, the Class D Notes will begin to amortize, until they are paid in full; [and

•	once the Class D Notes are paid in full, the Class E Notes will begin to amortize, until they are paid in full].

In addition, any outstanding principal balance of any class of notes that has not been previously paid will be payable on the final scheduled distribution date for that class. The actual date on which the aggregate outstanding principal balance of any class of notes is paid may be earlier than the final scheduled distribution date for that class, depending on a variety of factors.

Optional Redemption

On any distribution date on which the Pool Balance has declined to [10]% or less of the [initial] aggregate Principal Balance of the automobile loan contracts as of the cutoff date, any notes that are still Outstanding may be redeemed in whole, but not in part. This redemption will cause the early retirement of the redeemed notes. The redemption price paid for the notes will equal the unpaid principal amount of the notes being redeemed, plus accrued and unpaid interest[, plus any amounts remaining unpaid to the hedge counterparty under the hedge agreement]. Notice of any such redemption will be given by the servicer or the issuing entity to the engaged rating agencies[, to the hedge counterparty] and to the indenture trustee. Such notice shall be provided to the indenture trustee no later than     days prior to the planned redemption date.

[Mandatory Redemption

If any amounts remain on deposit in the [revolving account][pre-funding account] at the end of the [revolving period][pre-funding period], each class of notes will be redeemed in part on the mandatory redemption date. The amount of each class to be repaid from the remaining [revolving account][pre-funding account] funds will be equal to that class’ pro rata share of those moneys, based on the respective current note principal balance of each class of notes. However, if the aggregate remaining amount in the [revolving account][pre-funding account] is $             or less, that amount will be applied exclusively to reduce the outstanding note principal balance of the class of notes then entitled to receive principal distributions.]

Events of Default

The occurrence and continuance of any of the following events will constitute an event of default under the indenture:

1.	default in the payment of interest when it becomes due and payable on (i) the Class A Notes, (ii) if no Class A Notes are Outstanding, the Class B Notes, (iii) if no Class A Notes or Class B Notes are Outstanding, the Class C Notes, (iv) if no Class A Notes, Class B Notes or Class C Notes are Outstanding, the Class D Notes or (v) if no Class A Notes, Class B Notes, Class C Notes or Class D Notes are Outstanding, the Class E Notes, which default, in each case, remains uncured for five days;

2.	default in the payment of principal of any note when the same becomes due and payable on its final scheduled distribution date;

3.	any default in the observance or performance of any covenant or agreement of the issuing entity made in the indenture (other than a default in the payment of principal of or interest on any note when due), or any representation or warranty of the issuing entity made in the indenture or in any certificate or other writing delivered pursuant to or in connection with the indenture proving to have been incorrect in any material respect as of the time when it was made, and such default shall continue or is not cured, or the circumstance or condition in respect of which the misrepresentation or warranty was incorrect is not eliminated or otherwise cured, for [45] days (or for such longer period, not in excess of [90] days, as may be reasonably necessary to remedy such default; provided that such default is capable of remedy within [90] days or less and the servicer on behalf of the issuer delivers an officers’ certificate to the indenture trustee to the effect that such default is capable of remedy within [90] days or less and that the issuing entity has commenced, or will promptly commence and diligently pursue, all reasonable efforts to remedy such default) after the giving of written notice of the failure or incorrect representation or warranty to the issuing entity and the indenture trustee, by the holders of at least [25]% of the voting rights of the notes Outstanding or to the issuing entity by the indenture trustee; and

4.	events of bankruptcy, insolvency, receivership or liquidation of the issuing entity or the issuing entity’s property.

If an event of default has occurred and is continuing, the indenture trustee shall, if so requested in writing by the Majority Noteholders (as defined in the Glossary), declare that the notes become due and payable at par, together with accrued interest. Prior to the declaration of the acceleration of the notes, the Majority Noteholders may waive any event of default or unmatured event of default and its consequences except a default (i) in the payment of principal of or interest on any of the notes or (ii) in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each note.

Upon the occurrence of an event of default, the indenture trustee will have the right, but not the obligation, to accelerate the notes, exercise remedies or liquidate the trust property in whole or in part, on any date or dates following the event of default. The indenture trustee may not cause the liquidation of the trust property unless (i) the event of default is a default in the payment of principal of or interest on any of the notes or (ii) either (a) noteholders representing 100% of the Outstanding amount of the notes consent thereto, or (b) the proceeds of such sale or liquidation distributable to the noteholders will be sufficient to discharge in full all amounts then due and unpaid on such notes for principal and interest or (c) the indenture trustee determines that the trust property will not continue to provide sufficient funds for the payment of principal of and interest on the notes and they would have become due if the notes had not been accelerated and the indenture trustee provides notice to the issuing entity (who shall deliver such notice to the engaged rating agencies) and obtains the consent of noteholders representing at least 66-2/3% of the Outstanding amount of the notes.

Book-Entry Registration

Upon issuance, the notes will be available only in book-entry form. Investors in the notes may hold their notes through any of the or DTC, in the United States, or Clearstream or Euroclear in Europe, which in turn hold through DTC, if they are participants of those systems, or indirectly through organizations that are participants in those systems. The notes will be issued as fully-registered notes registered in the name of Cede & Co (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered definitive note will be issued for each class of notes, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any class exceeds $500,000,000, one definitive note will be issued with respect to each $500,000,000 of principal amount, and an additional definitive note will be issued with respect to any remaining principal amount of such class.

The notes will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds. Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice, which is seven calendar day settlement. Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations. Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear and as DTC participants.

Non-U.S. holders of global securities will be subject to U.S. withholding taxes unless the holders meet a number of requirements and deliver appropriate U.S. tax documents to the notes clearing organizations or their participants.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants, or Direct Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited notes, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of definitive notes. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note, or a “beneficial owner,” is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive definitive notes representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co., or such other DTC nominee, do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults, and proposed amendments to the transaction documents. For example, beneficial owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within a class are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such class to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee), will consent or vote with respect to notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the related issuing entity as soon as possible after the record date. The omnibus proxy assigns Cede & Co.‘s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ account upon DTC’s receipt of funds and corresponding detail information from the issuing entity or its agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC nor its nominee, or the issuing entity, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuing entity or agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursements of such payments to the beneficial owners will be the responsibility of Direct and Indirect Participants.

A beneficial owner shall give notice to elect to have its notes purchased or sold, through its participant and shall effect delivery of such notes by causing the Direct Participant to transfer the participant’s interest in the notes, on DTC’s records. The requirement for physical delivery of the notes in connection with a sale will be deemed satisfied when the ownership rights in the notes are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of sold notes to the purchaser’s account.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to the issuing entity. Under such circumstances, in the event that a successor depository is not obtained, definitive notes are required to be printed and delivered.

The issuing entity may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, definitive notes will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream Banking, société anonyme, Luxembourg, formerly Cedelbank, or Clearstream, Luxembourg, is incorporated under the laws of Luxembourg. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thereby eliminating the need for physical movement of definitive securities. Transactions may be settled by Clearstream, Luxembourg in a number of currencies, including U.S. Dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg also deals with 45 domestic securities markets around the globe through established depository and custodial relationships. Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier, ‘CSSF’, which supervises Luxembourg banks. Clearstream, Luxembourg’s customers are worldwide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream, Luxembourg has over 2,500 customers located across 110 countries, including all major European countries, Canada and the United States. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear Bank, or Euroclear.

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for movement of physical securities and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in over 30 currencies, including United States dollars. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./NV under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. Euroclear Bank S.A./NV conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Euroclear Bank S.A./NV, not Euroclear Clearance Systems S.C. Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Euroclear Bank S.A./NV has advised that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission. Securities clearance accounts and cash accounts with Euroclear Bank S.A./NV are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law. These terms and conditions, operating procedures and laws govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear Bank S.A./NV acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Definitive Notes

Notes will be issued in fully registered, certificated form, commonly called “definitive notes,” to the noteholders or their nominees, rather than to DTC or its nominee, only if:

•	DTC or the issuing entity advises the indenture trustee in writing that DTC is no longer willing, qualified or able to discharge properly its responsibilities as nominee and depositary with respect to the book-entry notes and the issuing entity or the indenture trustee is unable to locate a qualified successor; or

•	after the occurrence of an event of default, at least [ %] of the beneficial owners of the notes advise the indenture trustee through DTC participants in the manner specified in indenture that the continuation of a book-entry system with respect to the notes through DTC is no longer in their best interest.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will notify all affected noteholders through participants of the availability of definitive notes. Upon surrender by DTC of its notes and receipt of instructions for re-registration, the indenture trustee will reissue the notes as definitive notes.

Distributions of principal of, and interest on, the notes will then be made by the indenture trustee in accordance with the procedures set forth in the indenture directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date. Distributions will be made by check mailed to the address of the noteholder as it appears on the register maintained by the indenture trustee. The final payment on any note, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final distribution.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Description of the Transaction Documents

The following summary describes material terms of the purchase agreement, [each subsequent purchase agreement], the sale and servicing agreement, [each subsequent transfer agreement], the indenture and the trust agreement. The issuing entity has filed forms of these transaction documents as exhibits to the registration statement. On or prior to the filing of the final prospectus, the issuing entity will also file versions of these transaction documents setting forth their final material terms on a Form 8-K under the commission file number that will be established for the issuing entity. This summary does not claim to be complete and is subject to all the provisions of the transaction documents.

Sale and Assignment of the Automobile Loan Contracts

On or prior to the closing date, the sponsor will enter into a purchase agreement with the depositor pursuant to which the sponsor will sell and assign to the depositor, without recourse, its entire interest in and to the [initial] automobile loan contracts. [From time to time during the [revolving period][pre-funding period], the sponsor will enter into subsequent purchase agreements with the depositor pursuant to which the sponsor will sell and assign to the depositor, without recourse, its entire interest in and to certain subsequent automobile loan contracts.] Under the purchase agreement [and each subsequent purchase agreement], the sponsor will also sell and assign to the depositor, without recourse, its security interest in the financed vehicles securing the related automobile loan contracts and its rights to receive all payments on, or proceeds from, the related automobile loan contracts to the extent paid or payable after the [applicable] cutoff date. Each automobile loan contract transferred by the sponsor to the depositor will be identified in an automobile loan contract schedule appearing as an exhibit to the purchase agreement [or the related subsequent purchase agreement, as applicable]. [There will be no independent verification required to confirm the sponsor’s determination that the subsequent automobile loan contracts transferred by the sponsor to the depositor meet the eligibility criteria set forth under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.”]

On or prior to the closing date, the depositor will enter into a sale and servicing agreement with the issuing entity pursuant to which the depositor will sell and assign to the issuing entity, without recourse, its entire interest in and to the [initial] automobile loan contracts. [From time to time during the revolving period, the depositor will enter into subsequent transfer agreements with the issuing entity pursuant to which the depositor will sell and assign to the issuing entity, without recourse, its entire interest in and to certain subsequent automobile loan contracts.] Under the sale and servicing agreement [ and each subsequent transfer agreement], the depositor will also sell and assign to the issuing entity, without recourse, its security interest in the financed vehicles securing the related automobile loan contracts and its rights to receive all payments on, or proceeds from, the related automobile loan contracts to the extent paid or payable after the [applicable] cutoff date. Each automobile loan contract transferred by the depositor to the issuing entity will be identified in an automobile loan contract schedule appearing as an exhibit to the sale and servicing agreement [or the related subsequent transfer agreement, as applicable]. [There will be no independent verification required to confirm the depositor’s determination that the subsequent automobile loan contracts transferred by the depositor to the issuing entity meet the eligibility criteria set forth under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.”]

Under the purchase agreement, the sponsor will agree that, upon the breach of any representation or warranty which triggers the depositor’s repurchase obligation with respect to any automobile loan contract, the issuing entity will be entitled to require the sponsor to repurchase the affected automobile loan contracts directly from the issuing entity. The issuing entity’s rights under the purchase agreement will constitute part of the issuing entity’s property and may be enforced directly by the issuing entity. In addition, the issuing entity will pledge the rights to the indenture trustee as collateral for the notes and the indenture trustee may directly enforce those rights.

[The Revolving Period

The revolving period encompasses the period from the closing date until the earliest of:

•	the 20 distribution date (after giving effect to distributions on that date); and

•	the date on which an early amortization event, as set forth in “—Early Amortization Events” below, occurs (prior to taking into consideration any distributions on that date if such date is a distribution date).

No principal payments will be made on the notes during the revolving period. During the revolving period, amounts otherwise available to pay principal on the notes on a distribution date will be deposited into the revolving account and applied to purchase subsequent automobile loan contracts from the depositor, from time to time on distribution dates during the revolving period. Additionally, excess cashflow will be deposited into the revolving account on each distribution date during the revolving period, and will be applied to purchase subsequent automobile loan contracts to build and maintain the Required Revolving Pool Balance (as defined in the Glossary) from time to time on distribution dates during the revolving period. If no early amortization event occurs, principal will first be distributable to the noteholders on the             20     distribution date (or, in the case of a mandatory redemption, on the             20     distribution date). If an early amortization event occurs, principal will first be distributable to the noteholders on the distribution date immediately succeeding such amortization event or, if the early amortization event occurs on a distribution date, on such date. The issuing entity will purchase subsequent automobile loan contracts on distribution dates, at least quarterly, during the revolving period to reach and maintain the Required Revolving Pool Balance.

The issuing entity’s ability to acquire subsequent automobile loan contracts during the revolving period will be limited by the amount of collections received on the automobile loan contracts with which the issuing entity can purchase such subsequent automobile loan contracts and the availability of eligible automobile loan contracts for the issuing entity to purchase. The purchase price for each subsequent automobile loan contract purchased by the issuing entity from the depositor will equal the Principal Balance of such subsequent automobile loan contract.

The subsequent automobile loan contracts will also have been originated by the sponsor through dealers [and/or purchased from unaffiliated third party originators] and then assigned to the sponsor [or were originated directly with consumers by the sponsor] and must meet the eligibility requirements described in “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.” To the extent that amounts allocated for the purchase of subsequent automobile loan contracts are not so used on any monthly distribution date, they will remain in the revolving account and be applied on subsequent distribution dates during the revolving period to purchase subsequent automobile loan contracts. Upon termination of the revolving period, the amortization period will begin and amounts received by the issuing entity allocable to principal will be applied to the payment of principal of the notes further described herein. Amounts remaining on deposit in the revolving account at the end of the revolving period will be distributable to the noteholders as a mandatory redemption as described in “Description of the Notes—Mandatory Redemption.”

[The Pre-funding Period

Approximately $             of the proceeds from the sale of the notes will be deposited into a pre-funding account and will be used by the issuing entity to purchase subsequent automobile loan contracts from the depositor after the closing date. The issuing entity expects to purchase automobile loan contracts with an aggregate principal balance equal to approximately $             [Insert amount that is no greater than 25% of the proceeds of the offering of the notes] with the amounts on deposit in the pre-funding account from time to time on or before             , 20     [Insert date that is no more than one year from the closing date], which is the last day of the pre-funding period. The automobile loan contracts purchased with the amounts on deposit in the pre-funding account are expected to represent approximately     % of the initial aggregate principal balance of the expected automobile loan contract pool as of             , 20    .

The subsequent automobile loan contracts will be originated by dealers [and/or unaffiliated third party originators] [and/or originated directly by the sponsor] for assignment to the sponsor, and will not be materially different from the automobile loan contracts acquired by the issuing entity on the closing date. Additional eligibility requirements for the subsequent automobile loan contracts purchased with amounts on deposit in the pre-funding account are described under “The Automobile Loan Contracts— Eligibility Criteria for Subsequent Automobile Loan Contracts.”

Approximately $             of the proceeds from the sale of the notes will be deposited into a capitalized interest account. Amounts will be released from the capitalized interest account on the first distribution date and on each distribution date thereafter, until the distribution date immediately following the last day of the pre-funding period, and will be used by the issuing entity as an additional source of funds to make payments on those distribution dates. The amount that will be released from the capitalized interest account on each of these distribution dates is described under “Description of the Transaction Documents—Accounts.”].

Early Amortization Events

The revolving period will terminate earlier than the scheduled amortization date if an early amortization event occurs. An early amortization event means any of the following:

•	[the Three-Month Rolling Average Delinquency Ratio (as defined in the Glossary) exceeds %;]

•	[the Three-Month Rolling Average Annualized Net Loss Ratio (as defined in the Glossary) exceeds %;]

•	with respect to consecutive distribution dates, funds are on deposit in the revolving account in an amount greater than % of the Pool Balance as of the initial cutoff date, then at the end of the first two consecutive distribution dates after taking into consideration the subsequent automobile loan contracts purchased by the issuing entity on each such distribution date and funds that are expected to be on deposit in the revolving account in an amount greater than % of the Pool Balance as of the initial cutoff date at the end of the third distribution date (calculated as of the related determination date) after taking into consideration the subsequent automobile loan contracts scheduled to be purchased on the third distribution date; or

•	a servicer termination event under the sale and servicing agreement has occurred.

If an early amortization event occurs, principal will first be distributable to the noteholders on the distribution date immediately succeeding the early amortization event or, if the early amortization event occurs on a distribution date, on such date.]

Accounts

The servicer will establish and maintain a lockbox account that is a segregated account with a bank or banks, in the indenture trustee’s name for the noteholders’ benefit. The servicer will instruct each obligor to make payments on the automobile loan contracts after the [applicable] cutoff date directly to one or more post office boxes or other mailing locations maintained by the lockbox bank. The servicer will be required to deposit all obligor payments to the lockbox account within two business days of identification.

The indenture trustee will establish a collection account in its own name, on the noteholders’ behalf. All amounts that are deposited to the lockbox account will be transferred, within two business days of deposit in the lockbox account, to the collection account. The collection account will be maintained with the indenture trustee so long as the indenture trustee’s deposits have a rating acceptable to the engaged rating agencies. If the deposits of the indenture trustee or its corporate parent no longer have an acceptable rating, the servicer shall, with the indenture trustee’s assistance if necessary, transfer the collection account within 30 days to a bank whose deposits have the proper rating.

The indenture trustee will establish and maintain a note distribution account in its own name, on the noteholders’ behalf. Amounts that are released from the collection account for distribution to noteholders will be deposited to the note distribution account and all distributions to the noteholders will be made from the note distribution account.

The indenture trustee will establish and maintain a reserve account in its own name, on the noteholders’ behalf. Amounts may be released from the reserve account in the manner set forth in “—Credit Enhancement—Reserve Account.”

[The indenture trustee will establish and maintain the revolving account in its own name, on the noteholders’ behalf. During the revolving period, amounts that would otherwise be available to pay principal on the notes will be deposited into the revolving account and applied to purchase subsequent automobile loan contracts from the depositor. Additionally, excess cashflow will be deposited into the revolving account during the revolving period to purchase subsequent automobile loan contracts from the depositor in order to build and maintain the Required Revolving Pool Balance. On any distribution date during the revolving period, the servicer has the option to instruct the indenture trustee to use money on deposit in the revolving account to purchase subsequent automobile loan contracts on distribution dates. Amounts remaining on deposit in the revolving account, on any distribution date during the revolving period that the sum of the Pool Balance and the amount on deposit in the revolving account, after giving effect to any purchases of subsequent automobile loan contracts on such distribution date, exceeds the Required Revolving Pool Balance, will be released to the collection account for inclusion as Available Funds. If any amounts remain on deposit in the revolving account at the end of the revolving period, each class of notes will be redeemed in part on the mandatory redemption date as described in “Description of the Notes—Mandatory Redemption.”]

[The indenture trustee will establish and maintain the pre-funding account in its own name, on the noteholders’ behalf. On the closing date,     % of the net proceeds from the sale of the notes will be deposited in the pre-funding account. During the pre-funding period, consisting of      months following the closing date, funds on deposit in the pre-funding account will be applied to purchase subsequent automobile loan contracts from the depositor. If any amounts remain on deposit in the pre-funding account at the end of the pre-funding period, each class of notes will be redeemed in part on the mandatory redemption date as described in “Description of the Notes—Mandatory Redemption.”]

[The indenture trustee will establish and, until the first distribution date following the last day of the pre-funding period, maintain a capitalized interest account in the indenture trustee’s name, on the noteholders’ behalf. On the closing date, the issuing entity will deposit approximately $                 in the capitalized interest account. The monthly capitalized interest amount will be withdrawn from the capitalized interest account on the distribution dates occurring in                 , 20    ,                 , 20    ,                 , 20     and                 , 20    . The monthly capitalized interest amount will equal the interest accrued for each distribution date at the weighted average interest rates [of                ] on the portion of the notes having a principal amount in excess of the Principal Balances of the automobile loan contracts. Any amounts remaining on deposit in the capitalized interest account on the mandatory redemption date will be withdrawn and paid directly to the depositor.]

Funds on deposit in the collection account[, the reserve account] and the note distribution account will be invested by the indenture trustee (or any custodian with respect to funds on deposit in such account) in eligible investments selected in writing by the servicer (pursuant to standing instructions or otherwise). To the extent no such eligible investment is so selected in writing by the servicer, the indenture trustee shall hold such funds uninvested.

Eligible investments are limited to investments acceptable to the engaged rating agencies as being consistent with the ratings of the notes. Eligible investments may include securities issued by the sponsor, the servicer or their respective affiliates or other issuing entities created by the sponsor or its affiliates. Except as described below, eligible investments are limited to obligations or securities that mature no later than the business day immediately preceding a distribution date. However, subject to conditions, funds in the reserve account may be invested in securities that will not mature prior to the next distribution date and will not be sold to meet any shortfalls. Thus, the amount of cash in the reserve account at any time may be less than the balance of the reserve account. If the amount required to be withdrawn from the reserve account to cover shortfalls in collections exceeds the amount of cash in the reserve account, a temporary shortfall in the amounts distributed to the noteholders could result. This could, in turn, increase the average life of the notes. The servicer will deposit investment earnings on funds in the trust accounts, net of losses and investment expenses, in the collection account on each distribution date.

Funds on deposit in the reserve account will be invested only in cash or cash equivalents, including deposits insured by the FDIC, certificates of deposit issued by a regulated U.S. financial institution, obligations backed by the full faith and credit of the United States, investments in registered money market funds, and commercial paper. Any investments of funds on deposit in the reserve account will be limited to obligations or securities that mature no later than the business day immediately preceding a distribution date.

All accounts, other than the lockbox account, will be eligible deposit accounts. An eligible deposit account is a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states or the District of Columbia, or any domestic branch of a foreign bank, having corporate trust powers and acting as trustee for funds deposited in the account, so long as any of the notes of the depository institution has a credit rating from each rating agency engaged to rate the notes which signifies investment grade.

The depository institution or its parent corporation must have either:

•	a long-term unsecured debt rating acceptable to the engaged rating agencies; or

•	a short-term unsecured debt rating or certificate of deposit rating acceptable to the engaged rating agencies.

In addition, the depository institution’s deposits must be insured by the FDIC.

Servicing Compensation

Under the sale and servicing agreement, the servicer will receive a servicing fee on each distribution date. For so long as the sponsor [or the backup servicer] is the servicer, the servicing fee on each distribution date will equal [the sum of (A)]     % times the aggregate Principal Balance of the automobile loan contracts as of the opening of business on the first day of the collection period (or in the case of the first distribution date, as of             , 20    ) times one-twelfth, [plus (B)     % times the aggregate Principal Balance of all [subsequent] automobile loan contracts sold to the issuing entity during the related collection period times the number of days during that collection period that the [subsequent] automobile loan contracts were owned by the issuing entity divided by 360]. For so long as any successor servicer [other than the backup servicer] is the servicer, the servicing fee may be greater than the servicing fee that the sponsor [and the backup servicer] [is/are] entitled to receive as the servicer.

In addition to the servicing fee, the servicer will also retain any late fees, prepayment charges and other administrative fees or similar charges allowed by applicable law with respect to the automobile loan contracts as supplemental servicing fees, and will be entitled to reimbursement from the issuing entity for various expenses. The servicer will allocate obligor payments to scheduled payments due from obligors, late fees and other charges, and principal and interest in accordance with the servicer’s normal practices and procedures.

The servicing fee and any supplemental servicing fee will compensate the servicer for performing the functions of a third-party servicer of automobile loan contracts as an agent for their beneficial owner. These servicer functions will include:

•	collecting and posting all payments;

•	responding to obligor inquiries on the related automobile loan contracts;

•	investigating delinquencies;

•	sending billing statements to obligors;

•	reporting tax information to obligors;

•	paying collection and disposition costs with respect to defaulted accounts;

•	monitoring the collateral;

•	administering the automobile loan contracts;

•	accounting for collections and furnishing statements to the indenture trustee with respect to distributions;

•	paying certain taxes;

•	paying accounting fees;

•	paying outside auditor fees; and

•	paying data processing costs.

The servicer will also be reimbursed for repossession and recovery fees and costs associated with maintaining bank accounts that are necessary to service the automobile loan contracts.

The servicer may delegate its duties under any transaction document with respect to the servicing of and collections on certain automobile loan contracts to an affiliate of the sponsor without first obtaining the consent of any person. The servicer may utilize third party agents in connection with its usual collection activities, such as repossessions and pursuing deficiency balances. The fees and expenses of any third party agent will be as agreed between the servicer and its third party agent and none of the indenture trustee, [backup servicer,] the issuing entity or the noteholders will have any responsibility for those fees and expenses. No delegation by the servicer of any of its duties under any transaction document shall relieve the servicer of its responsibility with respect to such duties.

Distributions

Servicer’s Certificates

On each determination date, the servicer will deliver the servicer’s certificate to the indenture trustee, the hedge counterparty[,/and] the owner trustee [and the backup servicer]. The servicer will also deliver the servicer’s certificate to each engaged rating agency on the same date the servicer’s certificate is publicly available, however, if such servicer’s certificate is not made publicly available, the servicer will deliver it to each engaged rating agency, no later than the [fifteenth] of each month (or the next succeeding business day). The servicer’s certificate will specify, among other things:

•	the information necessary to enable the indenture trustee to make the required distributions on the related distribution date

•	the amount of aggregate collections on the automobile loan contracts during the preceding calendar month;

•	the aggregate Purchase Amounts (as defined in the Glossary) of automobile loan contracts purchased by the depositor and the servicer during the preceding calendar month; and

•	the aggregate amount of Net Liquidation Proceeds (as defined in the Glossary) during the preceding calendar month.

The determination date with respect to collections received during a calendar month is the second business day prior to the related distribution date in the next calendar month.

Distribution Date Payments

On or prior to each distribution date, the servicer will instruct the indenture trustee to make the following distributions on such distribution date from Available Funds and the amounts withdrawn from the reserve account in the following order of priority[; provided, that trust expenses that are payable to the sponsor or any of its affiliates may not be paid using amounts withdrawn from the reserve account]:

1.	[if the hedge agreement is a swap agreement, to the hedge counterparty, net payments (excluding swap termination payments), if any, then due to it under the interest rate swap transaction;]

[2.]

to the servicer, the servicing fee for the related calendar month, any supplemental servicing fees for the related calendar month and, to the extent the servicer has not reimbursed itself or to the extent not retained by the servicer, other amounts relating to mistaken deposits, postings or checks returned for insufficient funds; and to Exeter, to the extent available, any amounts paid by the borrowers during the preceding calendar month that [were deposited in the lockbox account but that] do not relate to principal payments, interest payments or extension fees due on the automobile loan contracts and to any successor servicer, transition fees not to exceed $ (including boarding fees) in the aggregate;

2.	to the indenture trustee, the custodian, the owner trustee[, the backup servicer] and the asset representations reviewer, any accrued and unpaid fees, expenses and indemnities then due to each of them (to the extent the servicer has not previously paid those fees, expenses and indemnities), and provided that such fees, expenses and indemnities shall not exceed (i) $ in the aggregate in any calendar year to the owner trustee; (ii) $ in the aggregate in any calendar year to the indenture trustee, custodian [and the backup servicer]; and (iii) $ [each month]/[in the aggregate in any calendar year] to the asset representations reviewer;

3.	[pari passu, (i)] to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount (as defined in the Glossary) payable on the Class A Notes for payment pari passu to the holders of the Class A-1 Notes, Class A-2 Notes and Class A-3 Notes[, and (b) if the hedge agreement is a swap agreement, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement)];

4.	[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary to reduce the principal balance of the Class A Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal”;

5.	to the note distribution account, to make a payment of the remaining note principal balance of any class of the Class A Notes on its respective final scheduled distribution date;

6.	to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class B Notes;

7.	[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses 4 and 5 above, to reduce the combined principal balance of the Class A Notes and Class B Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal”;

8.	to the note distribution account, to make a payment of the remaining note principal balance of the Class B Notes on its final scheduled distribution date;

9.	to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class C Notes;

10.	[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses 4, 5, 7 and 8 above, to reduce the combined principal balance of the Class A Notes, Class B Notes and Class C Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal”;

11.	to the note distribution account, to make a payment of the remaining note principal balance of the Class C Notes on its final scheduled distribution date;

12.	to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class D Notes;

13.	[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses 4, 5, 7, 8, 10 and 11 above, to reduce the combined principal balance of the Class A Notes, Class B Notes, Class C Notes and Class D Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal”;

14.	to the note distribution account, to make a payment of the remaining note principal balance of the Class D Notes on its final scheduled distribution date;

15.	[to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class E Notes;]

16.	[[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses 4, 5, 7, 8, 10, 11, 13 and 14 above, to reduce the combined principal balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal”;]

17.	[to the note distribution account, to make a payment of the remaining note principal balance of the Class E Notes on their its scheduled distribution date;]

18.	to the reserve account, the amount necessary to cause the amount deposited therein to equal the specified reserve account amount;

19.	to the note distribution account, to make a payment of the Principal Payment Amount, which amount will be paid out as described above under “Description of the Notes—Payments of Principal”;

20.	to pay each of the indenture trustee, the custodian, the owner trustee[, the backup servicer] and any successor servicer and the asset representations reviewer, any fees, expenses and indemnities then due to such party that are in excess of the related cap or annual limitation specified in the sale and servicing agreement;

21.	[if the hedge agreement is a swap agreement, to the hedge counterparty, any unpaid swap termination payments;] and

22.	to pay all remaining amounts to the certificate distribution account for further distribution to the certificateholder.

Amounts that would remain on deposit in the reserve account on any distribution date that are in excess of the lesser of (i)     % of the initial aggregate Principal Balance of all automobile contracts sold to the issuing entity and (ii) the aggregate principal balance of the notes after giving effect to all payments on that distribution date will be added to Available Funds and distributed in accordance with the priorities set forth above. The reserve account balance on any distribution date will not in any event be greater than the aggregate principal amount of the notes on that distribution date after giving effect to all payments on that distribution date. On any distribution date that the amount on deposit in the reserve account, together with Available Funds, is sufficient to pay all amounts due pursuant to priorities 1 through [17] set forth above and the note principal balance of all Outstanding classes of notes, such amounts will be used to pay the Outstanding notes in full on such distribution date.

Distribution Date Payments after an Event of Default

Amounts collected (i) following the occurrence of an event of default pursuant to clauses 1, 2 or 4 set forth under “Description of the Notes—Event of Default” or, (ii) upon the full or partial liquidation of the trust assets will not be distributed in accordance with the priorities set forth under “— Distribution Date Payments” but will instead be distributed in accordance with the following order of priority:

1.	to the servicer, [the hedge counterparty,] the owner trustee, the indenture trustee, the custodian[, the backup servicer] and the asset representations reviewer, certain amounts due and owing to such entities, pursuant to the priorities set forth at clauses [1 and 2 [and 3]] under “—Distribution Date Payments” above, [ratably, without preference or priority of any kind and without regard to any caps set forth in clause [2]] under “—Distribution Date Payments” above;

2.	to the Class A noteholders, for amounts due and unpaid on the notes for interest, ratably, without preference or priority;

3.	to the Class A noteholders, for amounts due and unpaid on the notes for principal, first, to the noteholders of the Class A-1 Notes until they are paid in full and, second, to the noteholders of the Class A-2 Notes and Class A-3 Notes, ratably without preference or priority, until they are paid in full;

4.	to the Class B noteholders, for amounts due and unpaid on the notes for interest;

5.	to the Class B noteholders, for amounts due and unpaid on the notes for principal until the Class B Notes are paid in full;

6.	to the Class C noteholders, for amounts due and unpaid on the notes for interest;

7.	to the Class C noteholders, for amounts due and unpaid on the notes for principal until the Class C Notes are paid in full;

8.	to the Class D noteholders, for amounts due and unpaid on the notes for interest;

9.	to the Class D noteholders, for amounts due and unpaid on the notes for principal until the Class D Notes are paid in full;

10.	[to the Class E noteholders, for amounts due and unpaid on the notes for interest];

11.	[to the Class E noteholders, for amounts due and unpaid on the notes for principal until the Class E Notes are paid in full];

12.	[if applicable, to the hedge counterparty, certain swap termination payments;] and

13.	to pay all remaining amounts certificate distribution account for further distribution to the to the certificateholder.

Distribution Date Payments after an Event of Default Related to a Breach of a Covenant or a Representation and Warranty

Amounts collected following the occurrence of an event of default related to a breach of a covenant or a representation and warranty will be distributed in accordance with the priorities set forth under “—Distribution Date Payments,” except that (a) the amounts to be distributed pursuant to clauses 1 [and] 2 [and 3] under “—Distribution Date Payments” shall be made without regard to the caps set forth therein and (b) the amount of principal to be distributed pursuant to clause [19] under “—Distribution Date Payments” shall instead be used to pay principal (i) on the Class A Notes, ratably, without preference or priority, until they are paid in full, (ii) then on the Class B Notes until they are paid in full, (iii) then on the Class C Notes until they are paid in full, [and] (iv) then on the Class D Notes until they are paid in full [and (v) then on the Class E Notes until they are paid in full].

Fees and Expenses

The following table provides an itemized list of the fees and expenses that will be paid on each distribution date from the Available Funds in order of priority as set forth under “—Distributions—Distribution Date Payments” in this prospectus. The fees described below do not change upon an event of default.

Fee	General Purpose of the Fee	Amount or Calculation of Fee
1. Servicer Fee	Compensation to the servicer for services provided pursuant to the transaction documents.	[To be provided for each transaction]

2. Indenture Trustee Fee	Compensation to the indenture trustee for services provided pursuant to the transaction documents.	[To be provided for each transaction]

3. Owner Trustee Fee	Compensation to the owner trustee for services provided pursuant to the transaction documents.	[To be provided for each transaction]

4. [Backup Servicer Fee]	[Compensation to the backup servicer for services provided pursuant to the transaction documents.]	[To be provided for each transaction]

5. Asset Representations Reviewer Fee	Compensation to the asset representations reviewer for serving in that role.	[To be provided for each transaction]

6. Asset Representations Reviewer Fee (Review Fees)	Compensation to the asset representations reviewer for conducting reviews pursuant to the asset representations review agreement.	[To be provided for each transaction]

7. [Hedge Counterparty Fees]	[Net amounts payable to the hedge counterparty under any swap agreement and termination payments that are due and payable to the hedge counterparty pursuant to the hedge agreement].]	[To be provided for each transaction]

The expenses of the servicer will be reimbursed as set forth under “—Servicing Compensation.”

Statements to Noteholders

On or prior to each distribution date, indenture trustee will make available a statement to the noteholders detailing information required under the transaction documents. These statements will be based on the information in the related servicer’s certificate. Each statement that indenture trustee delivers to the noteholders will include the following information regarding the notes on the related distribution date to the extent such information has been received from the servicer:

(a)	the amount of the distribution(s) allocable to interest;

(b)	the amount of the distribution(s) allocable to principal;

(c)	each class of notes’ aggregate outstanding principal amount and pool factor, after considering all payments reported under (b) above on that date;

(d)	the related Noteholders’ Interest Carryover Amount (as defined in the Glossary), if any, and the change in that amount from the preceding statement;

(e)	the servicing fee paid for the related calendar month;

(f)	the Pool Balance as of the close of business on the last day of the preceding collection period;

(g)	the amount of the aggregate realized losses on the automobile loan contract pool, if any, for the related period;

(h)	the aggregate Purchase Amounts for automobile loan contracts, if any, that were repurchased by the servicer during the related calendar month[; and]

(i)	the amount of the distribution(s) payable out of amounts withdrawn from the reserve account[; and]

(j)	[during the [revolving period][pre-funding period], the amount on deposit in the [revolving account][pre-funding account] and the amount of subsequent automobile loan contracts purchased by the issuing entity].

The noteholders will not receive a separate notification when changes are made to the automobile loan contract pool, such as [when subsequent automobile loan contracts are sold to the issuing entity during the revolving period or] when automobile loan contracts are removed from the automobile loan contract pool pursuant to the provisions of the transaction documents providing the repurchase of automobile loan contracts upon breaches of representations or warranties. However, filings detailing the automobile loan contract pool composition will be filed periodically on Form 10-D under the Commission file number 333-213381-    as required by Regulation AB. [To be added for offerings after November 22, 2016: In addition, updated asset level data will be filed with the SEC on Form ABS-EE at the time of filing the Form 10-D.]

Unless and until definitive notes are issued, the indenture trustee will send these reports to Cede & Co., as registered holder of the publicly offered notes and the nominee of DTC on the trust’s behalf.

The indenture trustee will make available each month to each noteholder the above information (and certain other documents, reports and information regarding the automobile loan contracts provided by the servicer from time to time) via the indenture trustee’s internet website with the use of a password provided by the indenture trustee. The indenture trustee’s internet website will be located at [www.            .com] or at such other address as the indenture trustee shall notify the noteholders from time to time. For assistance with regard to this service, you can call the indenture trustee’s technical assistance line at (        )        -        .

After the end of each calendar year, within the required time period, the indenture trustee will furnish to each person who at any time during the calendar year was a noteholder a statement as to the aggregate amounts of interest and principal paid to the noteholder and any other information as the depositor deems necessary to enable the noteholder to prepare its tax returns.

Compliance Statements

The sale and servicing agreement provides for the delivery of an annual statement signed by an officer of the servicer to the effect that the servicer has fulfilled its material obligations under the transaction documents throughout the preceding calendar year, except as specified in the statement. The sale and servicing agreement requires the servicer to deliver to the issuing entity, on or before March 31 of each calendar year, a certificate signed by an officer of the servicer regarding its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in the relevant Commission regulations for asset-backed securities transactions, including Item 1122 of Regulation AB, that are backed by the same type of assets as those backing the securities. In the event that a successor servicer assumes the servicing duties under the transaction documents, such servicer will provide a separate annual statement.

Pursuant to the sale and servicing agreement, a firm of independent certified public accountants will furnish to the indenture trustee on or before March 31 of each calendar year, a statement to the effect that they have attested to the assertion of authorized officers of the servicer that the servicing was conducted in compliance with certain applicable provisions of the sale and servicing agreement in all material respects during the immediately preceding calendar year.

Credit Enhancement

Credit enhancement for the notes is provided by:

•	the application of excess cashflow, which represents the excess of collections on the trust property during a collection period after payment of the issuing entity’s expenses and required principal and interest payments on the notes on the related distribution date;

•	overcollateralization, which is the excess of the Pool Balance [(and amounts on deposit in the [revolving account][pre-funding account])] over the aggregate principal balance of the notes;

•	amounts on deposit in the reserve account; and

•	the subordination of each class, if any, that is junior in its right to receive payments of principal and interest to the related class of Notes.

Credit enhancement is intended to increase the likelihood that noteholders will receive the full amount of principal and interest due to them and to decrease the likelihood that the noteholders will experience losses. Credit enhancement will not provide protection against all risks of loss and will not necessarily guarantee repayment of the entire principal balance and interest on all classes of notes. If losses occur which exceed the amount covered by any credit enhancement, or which are not covered by any credit enhancement, noteholders will bear their allocable share of deficiencies.

Application of Excess Cashflow

Because it is anticipated that more interest will be paid by the obligors than is necessary to pay the interest earned on the notes and the issuing entity’s monthly fees and expenses, there is expected to be excess cashflow each month. To the extent that the collections in any month are greater than the amount necessary to pay trust expenses and principal and interest on the notes, the remaining amount will be available [during the revolving period] to [build and maintain the Required Revolving Pool Balance, and after the revolving period] to make accelerated principal payments on the notes to build and maintain overcollateralization at a targeted level, to maintain the reserve account at its target amount [and, to the extent that any amounts remain, to make accelerated payments of principal on the Class E Notes to a targeted level, as applicable].

Overcollateralization

Overcollateralization will exist whenever the Pool Balance exceeds the aggregate note principal balance. On the closing date the initial amount of overcollateralization will be approximately     % of the Pool Balance as of the cutoff date, but the sale and servicing agreement requires that the amount of overcollateralization be increased to, and then maintained at, a target amount.

The target amount of overcollateralization on any distribution date will equal the greater of:

(1) either (A) on the first and second distribution dates and on any distribution date thereafter with respect to which no Cumulative Net Loss Trigger exists,     % of the Pool Balance [plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period or (B) on the third distribution date or thereafter, but only if a Cumulative Net Loss Trigger exists with respect to such distribution date,      % of the Pool Balance [plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period;

and

(2)    % of the Pool Balance as of the [initial] cutoff date;

The Principal Payment Amount that is paid on each distribution date will reduce the note principal balance of the most senior Outstanding class or classes of notes. The Principal Payment Amount will be no greater than the amount that is necessary to build or maintain the actual amount of overcollateralization to the target amount of overcollateralization.

Subordination

A class of notes that is lower in priority of payment provides credit support to those classes of notes having higher priority of payment relative to that class. Consequently, to the extent that the trust assets do not generate enough cash to satisfy the trust’s obligations, including the obligations to make payments to noteholders, payments that would otherwise be made to the holder of the certificate representing the residual interest in the trust will first be eliminated and any shortfalls or losses will then be absorbed as follows:

•	first, [by the holders of the Class E Notes, to the extent amounts are due to them;

•	then,] by the holders of the Class D Notes, to the extent amounts are due to them;

•	then, by the holders of the Class C Notes, to the extent amounts are due to them;

•	then, by the holders of the Class B Notes, to the extent amounts are due to them; and

•	finally, by the holders of the Class A-3 Notes, Class A-2 Notes and Class A-1 Notes, to the extent amounts are due to them, in that order (except as described under “Description of the Transaction Documents—Distributions—Distribution Date Payments after an Event of Default”).

Reserve Account

On the closing date, a reserve account will be established by the indenture trustee in the name of the indenture trustee on behalf of the Noteholders and an initial cash deposit of     % of the [expected] initial aggregate Principal Balance of the automobile loan contracts as of the [initial] cutoff date, will be made to the reserve account. The reserve account will be in the name of and maintained by the indenture trustee for the benefit of the noteholders and will be part of the trust assets. On each distribution date, excess cashflow will be deposited to the reserve account to maintain the amount on deposit at     % of the aggregate initial Principal Balance of all automobile loan contracts sold to the issuing entity; provided, that the amount on deposit in the reserve account will not exceed the aggregate principal amount of the notes after giving effect to all payments on that distribution date.

Amounts on deposit in the reserve account will be invested in certain eligible investments at the direction of the servicer that mature not later than the business day prior to the following distribution date. Any net income from those investments will be deposited into the reserve account. Absent written direction from the servicer, the indenture trustee shall hold such funds uninvested.

On each distribution date, the amount on deposit in the reserve account will be withdrawn, to the extent necessary, to fund any deficiencies in the payments of trust expenses [(other than trust expenses that are payable to the sponsor or any of its affiliates, which may not be paid with amounts that are withdrawn from the reserve account)], interest payments on the notes, principal payments on the notes that are necessary to prevent the aggregate note principal balance from exceeding the Pool Balance and principal payments on each class of notes that are necessary to pay off each class of notes on its final scheduled distribution date. See “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus.

If the amount on deposit in the reserve account on any distribution date, after giving effect to any withdrawals on that distribution date, exceeds the lesser of (i)     % of the initial aggregate Principal Balance of all automobile loan contracts sold to the issuing entity and (ii) the aggregate principal amount of the notes after giving effect to all payments on that distribution date, excess amounts will be added to Available Funds and distributed in accordance with the priorities set forth above under “—Distribution Date Payments.”

On any distribution date that the amount on deposit in the reserve account together with Available Funds is sufficient to pay all amounts due pursuant to priorities 1 through [17] set forth above under “—Distribution Date Payments” and the note principal balance of all Outstanding classes of notes, such amounts will be used to repay all Outstanding notes in full on such distribution date.

[The reserve account will constitute an “eligible horizontal cash reserve account” under Regulation RR of the Exchange Act because (i) it is held by the indenture trustee in the name and for the benefit of the issuing entity, (ii) amounts in the reserve account may be invested only in cash and cash equivalents and (iii) until the notes and the residual certificate in the issuing entity are paid in full, or the issuing entity is dissolved, amounts in the reserve account may be released only (A) to satisfy payments on the notes on any distribution date on which the issuing entity has insufficient funds from any source to satisfy an amount due on any notes and (B) to pay critical expenses of the issuing entity (which are unrelated to credit risk and which may not be paid to parties that are affiliated with the sponsor) on any distribution date on which the issuing entity has insufficient funds from any source to pay such expenses and those expenses, in the absence of available funds in the eligible horizontal cash reserve account, would be paid prior to any payments to the Noteholders.]

[The Hedge Agreement]

[On the closing date, the issuing entity will enter into an interest rate hedge agreement with the hedge counterparty, consisting of an ISDA Master Agreement, the schedule thereto, the credit support annex thereto and a confirmation with respect to the Class A-2-B Notes. The hedge agreement will be in the form of an interest rate swap transaction or an interest rate cap transaction.

Swap Transactions

If the issuing entity enters into an interest rate swap transaction with the hedge counterparty, such transaction will have an initial notional amount equal to the initial note principal balance of the Class A-2-B Notes and will decrease by the amount of any principal payments on the Class A-2-B Notes. The notional amount of the interest rate swap transaction will be equal to (i) the note principal balance of the Class A-2-B Notes or, (ii) if the Class A-2-B Notes have been accelerated following an event of default under the indenture and have been repaid in full, a scheduled amount set forth in the hedge agreement. [Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of each interest rate swap transaction (individually and in the aggregate) is [less than 10%]/[at least 10% but less than 20%]/[greater than 20%].]

In general, under the interest rate swap transaction, on each distribution date, the issuing entity will be obligated to pay the hedge counterparty a per annum fixed rate payment based on a fixed rate of     % times the notional amount of the interest rate swap transaction and the hedge counterparty will be obligated to pay the issuing entity a per annum floating rate payment based on LIBOR times the same notional amount. Payments on the interest rate swap transaction will be exchanged on a net basis. The payment obligations of the hedge counterparty to the issuing entity under the interest rate swap transaction will become a part of Available Funds and distributed in accordance with distributions described in “Description of the Transaction Documents—Distributions—Distribution Date Payments”. The payment obligations of the issuing entity to the hedge counterparty under the interest rate swap transaction are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. Any net swap payment made by the issuing entity ranks higher in priority than all payments on the notes.

Cap Transactions

If the issuing entity enters into an interest rate cap transaction with the hedge counterparty, such cap transaction will be purchased by the sponsor on behalf of the issuing entity on or prior to the closing date. If LIBOR for an interest period is greater than     % with respect to the Class A-2-B Notes interest rate cap transaction (if applicable), then on the related distribution date, the hedge counterparty will pay to the issuing entity an amount equal to the product of (x) the excess, if any, of     % per annum with respect to the Class A-2-B Notes interest rate cap transaction (if applicable), (y) the notional amount set forth in the related confirmation with respect to the Class A-2-B Notes for that distribution date, and (z) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360.

The payment obligations of the hedge counterparty to the issuing entity under the interest rate cap transactions will become a part of Available Funds and distributed in accordance with distributions described in the section of this prospectus entitled “Description of the Transaction Documents—Distributions—Distribution Date Payments”.

Termination of the Hedge Transactions

An event of default under the hedge agreement includes, among other things:

•	[failure by the issuing entity or the hedge counterparty to make payments due under any hedge transaction;

•	the occurrence of certain bankruptcy and insolvency events of the issuing entity or the hedge counterparty;

•	the merger by either the issuing entity or hedge counterparty if the successor entity does not assume the obligations of such party under any hedge transaction; and

•	with respect to the hedge counterparty, and to the extent set forth in the hedge agreement, the issuing entity, its breach of certain obligations under the hedge agreement, certain breaches or failures to perform by the hedge counterparty’s credit support provider, certain misrepresentations under the hedge agreement or the occurrence of a default under certain other agreements to which it is a party.]

A termination event under the hedge agreement includes, among other things:

•	[illegality of the transactions contemplated by the hedge agreement;

•	the occurrence of certain tax events, including certain tax events upon the merger of either the hedge counterparty or the issuing entity;

•	the issuing entity or any affiliate of the issuing entity makes certain amendments to any transaction document without the prior consent of the hedge counterparty if such amendment could have a materially adverse effect on the hedge counterparty;

•	any redemption, acceleration, auction, clean-up call or other prepayment in full, but not in part, of the notes under the indenture or any event of default under the indenture that results in certain rights or remedies being exercised with respect to the collateral;

•	failure of the hedge counterparty to assign the swap hedge to an eligible counterparty if it determines in good faith that it is unable to provide the financial information required by Regulation AB; or

•	failure of the hedge counterparty to maintain its credit rating at certain levels required by the hedge agreement, which failure may not constitute a termination event if the hedge counterparty maintains certain minimum credit ratings and, among other things, either posts collateral pursuant to the credit support annex or assigns its rights and obligations under the hedge agreement to a substitute hedge counterparty with an acceptable rating.]

Upon the occurrence of any event of default or termination event specified in the hedge agreement, the non-defaulting or non-affected party may elect to terminate the hedge agreement. If the hedge agreement is terminated due to an event of default or a termination event, a swap termination payment under the interest rate swap transaction may be due to the hedge counterparty by the issuing entity out of Available Funds. The amount of any swap termination payment may be based on the actual cost or market quotations of the cost of entering into a similar hedge transaction or such other methods as may be required under the hedge agreement, in each case in accordance with the procedures set forth in the hedge agreement. If market rates or other conditions have changed materially since the closing date, the amount of any swap termination payment that the issuing entity is obligated to pay could be substantial. If a replacement hedge agreement is entered into, any payments made by the replacement hedge counterparty in consideration for replacing the hedge counterparty, will be applied to any swap termination payment owed to the hedge counterparty, under the hedge agreement to the extent not previously paid. [Additional material provisions regarding substitution of the hedge agreement to be provided with each transaction.]]

Matters Regarding the Servicer

The servicer may not resign from its obligations and duties as servicer, except upon determination that the performance by the servicer of its duties is no longer permissible under applicable law. No resignation will become effective until the [backup servicer or another] successor servicer has assumed the servicer’s servicing obligations and duties under the transaction documents.

The servicer will not be liable to the noteholders for taking any action, or for errors in judgment; provided, however, that the servicer will not be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence (excluding errors in judgment) in the performance of duties or by reason of reckless disregard of obligations and duties. The servicer will be under no obligation to appear in, prosecute, or defend any legal action that is not incidental to its servicing responsibilities and that, in its opinion, may cause it to incur any expense or liability.

Any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or, an entity in each of the prior cases that assumes the obligations of the servicer, will be the successor to the servicer.

Modifications and Amendments of Automobile Loan Contracts

The servicer is allowed to make certain modifications and amendments to the automobile loan contracts pursuant to the sale and servicing agreement and its credit and collection policy, which may be modified from time to time without notice to the noteholders. The servicer may:

•	Waive any prepayment charge, late payment charge or other, similar fees that may be collected in the ordinary course of servicing the automobile loan contracts;

•	Modify the regular monthly payment date for an automobile loan contract;

•	Modify the scheduled payments due under an automobile loan contract by reamortizing the remaining scheduled payments;

•	Grant payment extensions on, or other modifications or amendments to an automobile loan contract; and

•	Substitute a new financed vehicle for the original financed vehicle related to an automobile loan contract.

The manner in which the servicer exercises its discretion to modify and amend the automobile loan contracts could have an impact on the amount and timing of cash flows received by the issuing entity. A modification or amendment in breach of the sale and servicing agreement and which requires a purchase of the automobile loan contract by the servicer is effectively the same as a prepayment of the automobile loan contract in full, and will result in payment of principal of the notes earlier than would have been the case if the automobile loan contract was not repurchased. Modifications that do not maximize the receipts from the automobile loan contracts could result in delays or losses to the noteholders. For modifications or waivers that do not materially affect the receipts from the automobile loan contract or do not result in a purchase of the automobile loan contract, the servicer does not expect the cash flows on the automobile loan contract to be materially affected.

Servicer Termination Event

Any of the following events will constitute a servicer termination event under the sale and servicing agreement:

•	the servicer’s failure to deliver any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for two business days;

•	the servicer’s failure to deliver the servicer’s certificate by the [first] business day prior to the distribution date or a breach of the servicer’s covenant not to merge or consolidate or transfer all or substantially all of its assets unless the successor or surviving entity of such merger or consolidation is capable of fulfilling the duties of the servicer;

•	the servicer’s failure to observe or perform in any respect any other covenant or agreement under the sale and servicing agreement, which failure (i) materially and adversely affects the rights of the noteholders and (ii) continues unremedied for [45] days after knowledge thereof by the servicer or after the indenture trustee gives the servicer written notice of such failure;

•	events of bankruptcy, insolvency, receivership or liquidation, or similar proceedings regarding the servicer, or actions by the servicer, indicating its insolvency, reorganization under bankruptcy proceedings, or inability to pay its obligations, which continue for the period of time specified in the sale and servicing agreement; or

•	any servicer representation, warranty or statement proves to be incorrect in any material respect, and the incorrectness of such representation, warranty or statement has a material adverse effect on the issuing entity or the noteholders, and the circumstances or conditions in respect of which the representation, warranty or statement was incorrect shall not have been eliminated or cured within [45] days after the servicer has knowledge thereof or after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the servicer by the indenture trustee.

Rights Upon Servicer Termination Event

If a servicer termination event has occurred and remains unremedied, the indenture trustee or the Majority Noteholders may terminate all of the servicer’s rights and obligations under the sale and servicing agreement.

If Exeter is the servicer that is terminated or resigns as described under “Description of the Transaction Documents—Matters Regarding the Servicer,” then the [backup servicer, or any other] successor servicer appointed by the indenture trustee (acting, or at the direction of the Majority Noteholders) pursuant to the sale and servicing agreement, will succeed to all the responsibilities, duties, and liabilities of the servicer. If the terminated servicer is not the servicer, the indenture trustee (acting at the direction of the Majority Noteholders) will appoint a successor servicer subject to satisfaction of the criteria set forth in the sale and servicing agreement.

Any successor to the sponsor as servicer will succeed to all the responsibilities, duties, and liabilities of the sponsor under the sale and servicing agreement (except as otherwise set forth in the sale and servicing agreement) and will be entitled to compensation as agreed upon by the Majority Noteholders and the successor servicer as set forth in the sale and servicing agreement, which compensation may be greater than the servicing fee that the sponsor is entitled to receive as servicer. The transfer of servicing to a successor servicer may result in a material disruption in the performance of the servicer’s duties, which could result in delays and/or disruptions in collections on the automobile loan contracts and delays and/or reductions in payments on the notes..

Any transition fees to [the backup servicer or] the successor servicer will be payable by the issuing entity as described under “—Distributions—Distribution Date Payments.”

Waiver of Past Defaults

The Majority Noteholders may, on behalf of all noteholders, waive any default by the servicer under the sale and servicing agreement and the consequences of any default. No waiver will impair the noteholders’ rights with respect to subsequent defaults.

Replacement of Custodian

The custodian may resign or be removed at any time under the custodian agreement upon [30] days’ notice to the other parties thereto. Upon resignation or removal of the custodian, the indenture trustee, or its agent, as the case may be, shall act as custodian of the automobile loan contracts on behalf of the noteholders until such time as a successor custodian has been appointed.

Replacement of Owner Trustee

The owner trustee may resign at any time under the trust agreement. Additionally, if at any time the owner trustee shall cease to be eligible in accordance with the trust agreement, shall be legally unable to act as owner trustee, shall be adjudged bankrupt or insolvent, if a receiver of the owner trustee or of its property shall be appointed, or if any public officer shall take charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the depositor may remove the owner trustee. Upon the owner trustee’s resignation or removal, the depositor shall promptly appoint a successor owner trustee.

Replacement of Indenture Trustee

Under the indenture, the indenture trustee may resign at any time upon notice to the issuing entity. Additionally, the issuing entity may and shall remove the indenture trustee for the following causes:

•	at any time, the indenture trustee shall cease to be eligible under the indenture;

•	a court of competent jurisdiction shall have entered a decree or order granting relief or appointing a receiver, liquidator, assignee, custodian, trustee, conservator or sequestrator for the indenture trustee or for any substantial part of the indenture trustee’s property, or ordering the winding-up or liquidation of the indenture trustee’s affairs;

•	an involuntary case under the federal bankruptcy laws or another present or future federal or state bankruptcy, insolvency or similar law is commenced with respect to the indenture trustee and such case is not dismissed within [60] days;

•	the indenture trustee commences a voluntary case under any federal or state banking or bankruptcy laws, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, conservator, sequestrator for the indenture trustee or for any substantial part of the indenture trustee’s property, or makes any assignment for the benefit of creditors or fails generally to pay its debts as such debts become due or takes any action in the furtherance of the foregoing; or

•	the indenture trustee otherwise becomes incapable of acting.

If the indenture trustee resigns or is removed, the issuing entity shall promptly appoint a successor indenture trustee and shall promptly transfer all trust accounts to an institution that meets the eligibility requirements set forth in the indenture. Additionally, if the indenture trustee ceases to be eligible under the indenture, any noteholder may petition a court of competent jurisdiction for the removal of the indenture trustee and the appointment of a successor indenture trustee.

[Replacement of Backup Servicer

Under the sale and servicing agreement the backup servicer may not resign from its obligations and duties as backup servicer, except upon determination that the performance by the backup servicer of its duties is no longer permissible under applicable law. No resignation of the backup servicer shall be effective until an entity acceptable to the Majority Noteholders shall have assumed the responsibilities and obligations of the backup servicer. Additionally, prior to an appointment of the backup servicer as successor servicer, the indenture trustee may, in its discretion, or shall, at the direction of the Majority Noteholders, without cause, upon not less than [30] days’ notice, terminate the rights and obligations of the backup servicer.

If the backup servicer replaces the servicer upon the servicer’s resignation or termination, the backup servicer shall be successor in all respects except as expressly set forth in the sale and servicing agreement to the servicer in its capacity as servicer under the sale and servicing agreement and shall be subject to the termination provisions relating to the servicer under the sale and servicing agreement and as described herein under “Description of the Transaction Documents—Servicer Termination Event.”]

Amendment

The sale and servicing agreement may be amended by the depositor, the servicer and the issuing entity, with the consent of the indenture trustee (which consent may not be unreasonably withheld), but without the consent of the Noteholders for certain specified purposes, including to cure any ambiguity or to correct or supplement any provision of the sale and servicing agreement that is inconsistent with any other provision. Similarly, the indenture may be amended by the issuing entity and the indenture trustee, but without the consent of the noteholders to cure any ambiguity or to correct or supplement any provision of the indenture that is inconsistent with any other provision or the terms of this prospectus. No such amendment to the sale and servicing agreement or the indenture that is made without the consent of the noteholders may adversely affect the interests of any noteholder in any material respect.

The sale and servicing agreement may also be amended by the depositor, the servicer and the issuing entity, with the consent of the indenture trustee and the Majority Noteholders in order to, among other things, add, change or eliminate any other provisions with respect to matters or questions arising under the agreement or affecting the rights of the noteholders. However, the amendment may not increase or reduce in any manner, or accelerate or delay the timing of, collections of payments on automobile loan contracts or distributions that are required to be made for the benefit of the noteholders or reduce the percentage of the noteholders required to consent to any amendment, unless the holders of all notes affected by the amendment provide their consent.

The indenture may also be amended by the issuing entity and the indenture trustee with the consent of the Majority Noteholders and with prior notice by the issuing entity to the engaged rating agencies for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or of modifying in any manner the rights of the noteholders under the indenture. However, the amendment may not, among other things, increase or reduce in any manner or accelerate or delay the timing of distributions that are required to be made to the noteholders, reduce the percentage of the noteholders required to consent to the amendment or to direct the issuing entity to sell or liquidate the trust property, impair the right to institute suit for the enforcement of the provisions of the indenture or permit the creation of any lien ranking prior to or on a parity with the lien of the indenture, unless the holders of all notes affected by the amendment provide their consent.

The depositor and servicer must deliver to the owner trustee and the indenture trustee, upon the execution and delivery of the sale and servicing agreement and any amendment to the sale and servicing agreement, an opinion of counsel, satisfactory to the indenture trustee, which states that all financing statements and continuation statements have been filed.

Asset Representations Review Triggers and Procedures

The asset representations reviewer has been hired by the issuing entity pursuant to the asset representations review agreement. The asset representations review agreement provides that, if two trigger conditions are met, the asset representations reviewer will perform a review of certain of the automobile loan contracts to test for compliance with the representations made by the sponsor and the depositor about the automobile loan contracts under the transaction documents. The first trigger is a delinquency trigger, that will occur if the aggregate principal balance of automobile loan contracts that are more than 60 days delinquent as a percentage of the pool balance as of the end of a collection period, or the delinquency trigger automobile loan contracts, meets or exceeds the percentage for that collection period set forth under “—Delinquency Trigger.” If the delinquency trigger occurs, it will be indicated on the distribution report filed on Form 10-D relating to that collection period. The second trigger is a voting trigger that will be met if, following the occurrence of the delinquency trigger, first, the noteholders of at least 5% of the principal amount of notes demand a vote about whether an asset representations review should be conducted and, second, if such a vote is demanded, the noteholders of a majority of the principal amount of the notes that participate in the resulting vote are in favor of conducting an asset representations review. The review fees that will be payable to the asset representations reviewer will be $             for each automobile loan contract tested as part of the asset representations review.

Delinquency Trigger

The delinquency rate for any collection period will represent the aggregate principal balance of the automobile loan contracts that are 61 days or more delinquent (and not a Liquidated Receivable) as of the end of that collection period, expressed as a percentage of the Pool Balance as of the beginning of that collection period. The servicer considers an automobile loan contract 61 days delinquent for purposes of calculating the delinquency rate when an obligor fails to make at least     % of a contractual payment by the related contractual due date. If the delinquency rate for any collection period exceeds the related delinquency trigger rate then the delinquency trigger will have been breached for that collection period. The delinquency trigger rate will be as follows:

Collection Period	Delinquency Trigger Rate
[1-12]		%
[13-24]		%
[25-36]		%
[37-48]		%
[49+]		%

The sponsor established the delinquency trigger rates by considering the monthly delinquency rates observed in its prior securitizations of automobile loan contracts [excluding any transactions with revolving features] for a survey period from [    ] through [    ]. The sponsor selected this timeframe because it reflects performance over a period of multiple economic cycles and includes securitizations with a representative variation of pool concentrations and compositions. The sponsor determined the delinquency rate for each of these prior securitizations as of the end of the related collection periods occurring [twelve, twenty-four, thirty-six, forty-eight [and [     ]]] months after the related closing date, respectively. The sponsor then determined the average delinquency rate across all of the securitizations in the survey period for each related collection period to determine baseline delinquency levels that were used to determine the delinquency trigger rate for the related collection periods in this securitization. Finally, the sponsor applied a multiplier of          [to the baseline delinquency levels at months [            ] and a multiplier of [     ] to the baseline delinquency levels at months [             ]] / [to each of these baseline delinquency levels] to account for expected variations in the delinquency rate that may be experienced in a particular transaction and that can be attributed to pool-specific factors such as seasonality, pool seasoning, pool concentrations and general economic conditions.

Voting Trigger

If the delinquency trigger occurs, any noteholder or group of noteholders may demand that the indenture trustee call a vote of all noteholders to determine whether the asset representations reviewer must perform a review of the automobile loan contracts. If any noteholder or group of noteholders demands that the indenture trustee call such a vote during a collection period, then that will be reported in the Form 10-D that is filed with respect to that collection period.

If, within [90] days of the date on which the Form 10-D is filed that reports the occurrence of the related delinquency trigger, noteholders of at least 5% of the outstanding principal balance of the notes as of the date on which such delinquency trigger occurred (exclusive of the outstanding principal balance of any notes that are held by the sponsor or any of its affiliates) contact the indenture trustee to demand a vote of all noteholders regarding whether an asset representations review should be conducted, then the indenture trustee will submit the matter to a vote of all noteholders through DTC. If the indenture trustee submits the matter to a vote of all noteholders during a collection period, then that will be reported in the Form 10-D that is filed with respect to that collection period. Any such vote will remain open for until the [150th day] after the date on which the Form 10-D was filed that reported the occurrence of the related delinquency trigger. In any vote, the noteholders will be able to vote to indicate whether or not to conduct an asset representations review.

If a voting quorum of noteholders holding at least 5% of the outstanding principal balance of all notes (exclusive of the outstanding principal balance of any notes that are held by the sponsor or any of its affiliates) participate in the related vote and if noteholders holding a majority of the principal amount of the notes that are voted cast votes that are in favor of directing an asset representations review, then the indenture trustee will promptly notify the asset representations reviewer and the servicer to commence an asset representations review in accordance with the asset representations review agreement. The date on which any such notice is provided by the indenture trustee will be the review notice date. If either the required voting quorum of noteholders do not participate in the related vote or if a voting quorum is achieved but noteholders holding a majority of the principal amount of the notes that are voted cast votes that are against directing an asset representations review, then no asset representations review will occur as a result of the related delinquency trigger.

Regardless of (i) whether a vote to conduct an asset representations review is called and (ii) the result of any such vote that is conducted, a subsequent vote may be called in the same manner and subject to the same conditions described in this section if a delinquency trigger is met again with respect to a future collection period.

Asset Representations Review Procedures

Any review of the automobile loan contracts pursuant to the asset representations review agreement will be performed only on the related delinquency trigger automobile loan contracts. With respect to any such review, the delinquency trigger automobile loan contracts will be those automobile loan contracts that were at least 60 days delinquent when the related delinquency trigger rate was breached.

The servicer will provide the asset representations reviewer with access to the contract files for the delinquency trigger automobile loan contracts and other information necessary for the review of the delinquency trigger automobile loan contracts within 60 days of the review notice date. The asset representations reviewer will complete its review within 60 days after receiving access to all review materials, provided that the review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided by the servicer within the required time period or that require clarification of any review materials or testing procedures. If any delinquency trigger automobile loan contracts is paid in full or repurchased from the issuing entity before the asset representations reviewer has delivered its report pursuant to the asset representations review agreement, the asset representations reviewer will terminate all testing with respect to that delinquency trigger automobile loan contract.

Any asset representations review will consist of performing specific tests for each related representation, as detailed in the asset representation review agreement, and each delinquency trigger automobile loan contract and determining whether each test was passed or failed. These tests were designed by the sponsor to determine whether a delinquency trigger automobile loan contract was not in compliance with the related representations made in the transaction documents at the relevant time, which is usually either at origination of the automobile loan contract or as of the cutoff date or closing date. There may be multiple tests specified in the asset representations review agreement for each such representation. The asset representations review agreement describes what conditions will constitute a test failure with respect to any automobile loan contract that is reviewed as part of an asset representations review.

The tests that are conducted as part of an asset representations review are not designed to determine why an obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination. The tests are not designed to determine whether the servicer serviced the related automobile loan contract in compliance with the sale and servicing agreement after the cutoff date. The tests are not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether the sponsor’s origination, underwriting, purchasing and servicing policies and procedures are adequate, reasonable or prudent. The asset representations reviewer is not responsible for determining whether noncompliance of any delinquency trigger automobile loan contracts with the related representations and warranties constitutes a breach of the transaction documents or whether any such delinquency trigger automobile loan contract is required to be repurchased from the issuing entity.

Upon completion of an asset representations review, the asset representations reviewer will deliver to the issuing entity, the servicer and the indenture trustee a report on the test results for each delinquency trigger automobile loan contract and each test conducted. Upon receipt of the report, the related review fee pursuant to the asset representations review agreement will be due and payable to the asset representations reviewer according to the priority of payment as described under “—Distributions—Distribution Date Payments.” The servicer will cause a summary of each such report provided by the asset representations reviewer to be included in the Form 10-D that is filed with respect to the collection period during which such asset representations review is received by the servicer.

Any noteholder may request a full copy of any report delivered by the asset representations reviewer from the servicer or the indenture trustee. If the requesting noteholder is not a noteholder of record, the noteholder must provide the servicer or the indenture trustee, as applicable, with a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note). If any requested report contains personally identifiable information regarding obligors, the servicer may condition its or the indenture trustee’s delivery of that portion of the report on the requesting noteholder’s delivery to the servicer of an agreement acknowledging that it may use that information only for the limited purpose of assessing the nature of the related breaches of representations and warranties and may not use that information for any other purpose.

Dispute Resolution for Repurchase Requests

If, either based on the results of a review by the asset representations reviewer or otherwise, the servicer, the issuing entity, the indenture trustee or any noteholder determines that a representation or warranty that was made by the depositor or the sponsor regarding an automobile loan contract was breached and that the interests of the noteholders in the related automobile loan contract are materially and adversely affected by the breach, then any such party may demand that the depositor or the sponsor, as applicable, repurchase the affected automobile loan contract in accordance with the terms of the transaction documents. If the depositor or the sponsor, as applicable, agrees that there has been a breach of a representation or warranty and that the interests of the noteholders in the related automobile loan contract are materially and adversely affected by the breach, and if the alleged breach is not remedied as of the last day of the calendar month following the calendar month in which the demand to repurchase the affected automobile loan contract was first delivered, then the depositor or the sponsor, as applicable, will be obligated to repurchase the affected automobile loan contract.

Any demand to repurchase an automobile loan contract will be resolved if the related automobile loan contract is repurchased in accordance with the transaction documents, if the condition that led to the related breach is remedied, or if the requesting party withdraws its demand to repurchase the affected automobile loan contract. The status of all outstanding repurchase demands will be reported quarterly on Form ABS-15G filings that are made pursuant to Rule 15Ga-1 of the Exchange Act. If any repurchase demand is not resolved by the 180th day after the demand to repurchase is received, the servicer or the depositor will cause to be included in the Form 10-D that is filed with respect to the collection period during which such 180th day took place a statement describing the unresolved demand. The party that originally requested the repurchase or any noteholder will then have the right to refer the unresolved repurchase request to either mediation (including non-binding arbitration) or binding arbitration by providing notice to the sponsor and the depositor within 90 days after the date on which the related Form 10-D is filed. The sponsor and the depositor must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the delinquency trigger occurred.

A mediation or arbitration will be administered by [The American Arbitration Association] using its mediation or arbitration rules in effect at the time of the closing date. If [The American Arbitration Association] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by the sponsor and the related mediation or arbitration will be administered by that organization using its relevant rules that are then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration that are set forth in the transaction documents, then the procedures set forth in the transaction documents will apply. Any mediation or arbitration will be held at the offices of the mediator or arbitrator or at another location selected by the sponsor or the depositor. Any party or witness may appear by video conference or teleconference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals that is maintained by the mediation or arbitration organization. Any selected mediator or arbitrator must be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least [15] years of experience specializing in commercial litigation and, if possible, consumer finance or asset-backed securitization matters.

For a mediation, the parties will agree to use commercially reasonable efforts to begin the mediation within [15] business days of the selection of the mediator and to conclude the mediation with [30] days of the start of the mediation. The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to binding arbitration or adjudicate the dispute in court.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of the selection of the arbitrator and, for each party, will be limited to [two] witness depositions (each not to exceed five hours), [two] interrogatories, [one] document request and [one] request for admissions. However, the arbitrator may grant additional discovery on a showing of good cause that such additional discovery is reasonable and necessary. Briefs that are presented by the parties will be limited to no more than [ten] pages each and will be limited to initial statements of the case, motions, and a pre-hearing brief. The evidentiary hearing on the merits in the arbitration will begin no later than [60] days after the arbitrator is selected and will continue for no more than [six] consecutive business days, with equal time allotted to each party for the presentation of evidence and cross examination. The arbitrator may allow additional time for discovery and hearing on a showing of good cause or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its appointment. The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not have the power to award punitive or consequential damages. In its final determination, the arbitrator will determine and award the expenses of the arbitration to the parties in its reasonable discretion. The final determination of the arbitrator in binding arbitration will be final and non-appealable, except for actions to confirm or vacate the determination that are permitted under law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting binding arbitration, the requesting party is forfeiting its right to sue in court, including the right to a trial by jury, with respect to the subject matter of the arbitration.

No personally identifiable customer information will be produced for purposes of any mediation or arbitration. In all cases, the proceedings of the mediation or arbitration, including the occurrence of such proceedings, the nature and amount of any relief sought or granted and the results of any discovery taken in the matter, will be kept strictly confidential by each of the parties to the dispute, except as necessary in connection with noteholder communications with respect to a repurchase request or dispute resolution described under “—Noteholder Communication” below, in connection with a judicial challenge to or enforcement of an award, or as otherwise required by law.

Noteholder Communication

A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee as permitted by the transaction documents through the procedures of DTC and by notice to the indenture trustee. Furthermore, three or more noteholders may request a list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders about their rights under the indenture or under the notes, provided that any such request must be accompanied by a copy of the communication that the requesting noteholders propose to distribute.

Any noteholder may also send a request to the issuing entity or to the servicer, on behalf of the issuing entity, stating that the noteholder wishes to communicate with other noteholders about the possible exercise of rights under the transaction documents. The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder. If the requesting noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note). The issuing entity will promptly deliver any such request that it receives to the servicer. On receipt of a communication request, the servicer or the depositor, at the servicer’s expense, will include in the Form 10-D filed in the next month the following information:

•	a statement that the issuing entity received a communication request,

•	the date the request was received,

•	the name of the requesting noteholder,

•	a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and

•	a description of the method by which the other noteholders may contact the requesting noteholder.

Any expenses of the issuing entity or the servicer relating to an investor communication, including any review of documents evidencing ownership of a note and the inclusion of the investor communication information in the related Form 10-D, will be paid by the servicer.

Material Legal Aspects of the Automobile Loan Contracts

General

The transfer of automobile loan contracts by the sponsor to the depositor and by the depositor to the issuing entity, the perfection of the security interests in the automobile loan contracts, and the enforcement of rights to realize on the financed vehicles are all subject to a number of federal and state laws, including the UCC as codified in various states. The servicer will take necessary actions to perfect the indenture trustee’s rights in the automobile loan contracts. If, through inadvertence or otherwise, a third party were to purchase — including the taking of a security interest in — an automobile loan contract for new value in the ordinary course of its business, without actual knowledge of the issuing entity’s interest, and then were to take possession of the automobile loan contract, that purchaser would acquire an interest in the automobile loan contract superior to the issuing entity’s interest. No entity will take any action to perfect the indenture trustee’s right in proceeds of any insurance policies covering individual vehicles or obligors. Therefore, the rights of a third party with an interest in these proceeds could prevail against the rights of the issuing entity prior to the time the servicer deposits the proceeds into a trust account.

Security Interests in the Financed Vehicles

General

In all of the states in which automobile loan contracts have been [or will be] originated, the credit sales of automobiles to consumers are evidenced either by retail installment sales contracts or by promissory notes with a security interest in the vehicle. The retail installment sales contracts and promissory notes with a security interest are either tangible chattel paper under the UCC or, with respect to installment sales automobile loan contracts and promissory notes with a security interest that are generated in an electronic format, electronic chattel paper under the UCC.

Perfection of security interests in automobiles is generally governed by the vehicle registration or titling laws of the state in which each vehicle is registered or titled. In most states a security interest in a vehicle is perfected by noting the secured party’s lien on the vehicle’s certificate of title. In certain states, a security interest in a vehicle may be perfected by electronic recordation, by either a third-party service provider or the relevant state registrar of titles, which indicates that the lien of the secured party on the vehicle is recorded on the original certificate of title on the electronic lien and title system of the applicable state.

Perfection

The sponsor will sell and assign the automobile loan contracts and its security interests in the vehicles to the depositor, which shall then sell such automobile loan contracts and the related security interests to the issuing entity. The issuing entity will grant an interest in the automobile loan contracts, the security interests in the vehicles and related property to the indenture trustee on behalf of the noteholders.

Because of the administrative burden and expense, none of the sponsor, the servicer or the indenture trustee will amend any physical or electronic certificate of title to identify the indenture trustee as the new secured party on the certificates of title. However, UCC financing statements will be filed in the appropriate jurisdictions in order to perfect each transfer or pledge of the automobile loan contracts between the sponsor, the depositor, the issuing entity and the indenture trustee. Furthermore, although the indenture trustee will not rely on possession of the automobile loan contracts as the legal basis for the perfection of its interest in the automobile loan contracts or in the security interests in the vehicles, the custodian will hold the automobile loan contracts and any certificates of title (or electronic evidence of the certificates of title) in its possession on behalf of the indenture trustee. This is intended to preclude any other party from claiming a competing security interest in the automobile loan contracts on the basis that their security interest is perfected by possession.

In most states, a secured creditor can perfect its security interest in a motor vehicle against creditors and subsequent purchasers who do not have notice of the secured creditor’s interest only by one or more of the following methods:

•	depositing with the related Department of Motor Vehicles or analogous state office a properly endorsed certificate of title for the vehicle showing the secured party as legal owner or lienholder on the vehicle;

•	in those states that permit electronic recordation of liens, submitting for an electronic recordation, by either a third-party service provider or the relevant state registrar of titles, which indicates that the lien of the secured party on the vehicle is recorded on the original certificate of title on the electronic lien and title system of the applicable state;

•	filing a sworn notice of lien with the related Department of Motor Vehicles or analogous state office and noting the lien on the certificate of title; or

•	if the vehicle has not been previously registered, filing an application in usual form for an original registration together with an application for registration of the secured party as legal owner or lienholder, as the case may be.

However, under the laws of most states, a transferee of a security interest in a motor vehicle is not required to reapply to the related Department of Motor Vehicles or analogous state office for a transfer of registration when the security interest is sold or transferred by the lienholder to secure payment or performance of an obligation. Accordingly, under the laws of these states, the assignment by the sponsor of its interest in the automobile loan contracts to the indenture trustee effectively conveys the sponsor’s security in the automobile loan contracts and, specifically, the vehicles, without re-registration and without amendment of any lien noted on the certificate of title, and the indenture trustee will succeed to the sponsor’s rights as secured party.

Although it is not necessary in these cases to re-register the vehicle to convey the perfected security interest in the vehicles to the indenture trustee, the indenture trustee’s security interest could be defeated through fraud, negligence, forgery or administrative error because it may not be listed as legal owner or lienholder on the certificates of title. However, in the absence of these events, the notation of the sponsor’s lien on the certificates of title will be sufficient to protect the issuing entity against the rights of subsequent purchasers or subsequent creditors who take a security interest in a vehicle. The sponsor will represent and warrant that it has taken all action necessary to obtain a perfected security interest in each vehicle. If there are any vehicles for which the sponsor failed to obtain a first priority perfected security interest, the sponsor’s security interest would be subordinate to, among others, subsequent purchasers and the holders of first priority perfected security interests in these vehicles. Such a failure, however, would constitute a breach of the sponsor’s and the depositor’s representations and warranties regarding the related financed vehicle and if the breach materially and adversely affects the noteholders it would trigger the sponsor and the depositor’s obligations to repurchase the related automobile loan contracts from the issuing entity, unless the breach were cured.

Continuity of Perfection

Under the laws of most states, a perfected security interest in a motor vehicle continues for four months after the vehicle is moved to a new state from the state in which it is initially registered and continues until the owner re-registers the motor vehicle in the new state. To re-register a vehicle, a majority of states require the registering party to surrender the certificate of title. In those states that require a secured party to take possession of the certificate of title to maintain perfection, the secured party would learn of the re-registration through the obligor’s request for the certificate of title so it could re-register the vehicle. In the case of vehicles registered in states that provide for notation of a lien on the certificate of title but which do not require possession, the secured party would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title. Thus, the secured party would have the opportunity to reperfect its security interest in the vehicle in the new state. However, these procedural safeguards will not protect the secured party if, through fraud, forgery or administrative error, the debtor somehow procures a new certificate of title that does not list the secured party’s lien. Additionally, in states that do not require the re-registering party to surrender the certificate of title, re-registration could defeat perfection. The transaction documents require the servicer to take steps to re-perfect the security interest in financed vehicles upon receiving notice of re-registration or information from the obligor that it relocated. Similarly, when an obligor sells a financed vehicle, the servicer will have an opportunity to require that the automobile loan contract be satisfied before it releases the lien. This opportunity arises because the servicer will be required to surrender possession of the certificate of title in connection with the sale, or because the servicer will receive notice as a result of its lien being noted on the related certificate of title.

Priority of Certain Liens Arising by Operation of Law

Under the laws of most states, statutory liens take priority over even a first priority perfected security interest in a vehicle. These statutory liens include:

•	mechanic’s, repairmen’s and garagemen’s liens;

•	motor vehicle accident liens;

•	towing and storage liens;

•	liens arising under various state and federal criminal statutes; and

•	liens for unpaid taxes.

The UCC also grants certain federal tax liens priority over a secured party’s lien. Additionally, the laws of most states and federal law permit governmental authorities to confiscate motor vehicles under certain circumstances if used in or acquired with the proceeds of unlawful activities. Confiscation may result in the loss of the perfected security interest in the vehicle. The sponsor will represent and warrant that, as of the [initial] cutoff date, each security interest in a financed vehicle shall be a valid, binding and enforceable first priority security interest in that financed vehicle. However, liens for repairs or taxes superior to the indenture trustee’s security interest in any vehicle, or the confiscation of a vehicle, could arise at any time during the term of an automobile loan contract. No notice will be given to the indenture trustee or any noteholder in the event these types of liens or confiscations arise. Moreover, any liens of these types or any confiscation arising after the closing date would not give rise to the sponsor’s repurchase obligation.

Repossession

In the event an obligor defaults, the holder of the related automobile loan contract has all the remedies of a secured party under the UCC, except where specifically limited by other state laws. Under the UCC, a secured party’s remedies include the right to repossession by self-help, unless self-help would constitute a breach of the peace. Unless a vehicle is voluntarily surrendered, self-help repossession is accomplished simply by taking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a secured party must obtain a court order from the appropriate state court, and the vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the debtor of the default and the intent to repossess the collateral and then must give the debtor a time period within which to cure the default. Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related automobile loan contract. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace — although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice.

Notice of Sale; Redemption Rights

The UCC and other state laws require a secured party to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements on the notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the contract by paying the delinquent installments and other amounts due. In all states, the obligor typically has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party:

•	the unpaid principal balance of the automobile loan contract;

•	accrued interest on the automobile loan contract;

•	the secured party’s reasonable expenses for repossessing, holding, and preparing the collateral for sale and arranging for its sale (where allowed by law), plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses; or

•	in some other states, by paying the delinquent installments on the unpaid principal balance on the automobile loan contracts.

Deficiency Judgments and Excess Proceeds

The proceeds from the resale of financed vehicles generally will be applied first to the expenses of resale and repossession and then to satisfying the obligor’s outstanding debt under the automobile loan contract. In many instances, the remaining principal amount under the automobile loan contract will exceed the liquidation proceeds remaining after these expenses are paid. Under the UCC and laws applicable in some states, a creditor is entitled to bring an action to obtain a deficiency judgment from a debtor for any deficiency on repossession and resale of a motor vehicle securing such debtor’s automobile loan contract. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and defaulting obligors generally have very little capital or sources of income available following repossession that they could use to satisfy such a personal judgment. Additionally, in some states a creditor is prohibited from seeking a deficiency judgment from a debtor whose financed vehicle had an initial cash sales price less than a specified amount, usually between $1,000 and $3,000. Some states impose prohibitions, limitations or notice requirements on actions for deficiency judgments. Therefore, in many cases, it may not be useful to seek a deficiency judgment against an obligor or, if one is obtained, it may either be settled by the servicer at a significant discount or be uncollectible.

In addition to the notice requirement described above, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Also, prior to a sale, the UCC permits the debtor or other interested person to obtain an order mandating that the secured party refrain from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC.

Courts have applied general equitable principles to secured parties pursuing repossession or litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

Occasionally, after a secured party sells a vehicle and uses the sale proceeds to pay all expenses and indebtedness, there is a surplus of funds. In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists or if there are remaining funds after the subordinate lienholder is paid, the UCC requires the creditor to remit the surplus to the obligor.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon creditors and servicers involved in consumer finance. These laws include:

•	the Truth-in-Lending Act;

•	the Equal Credit Opportunity Act;

•	the Federal Trade Commission (FTC) Act;

•	the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act;

•	the Telephone Consumer Protection Act (TCPA);

•	the Fair Debt Collection Practices Act;

•	the Dodd-Frank Wall Street Reform and Consumer Protection Act;

•	the Magnuson-Moss Warranty Act;

•	the Consumer Financial Protection Bureau’s Regulations B and Z;

•	the Gramm-Leach-Bliley Act;

•	the Servicemembers Civil Relief Act;

•	state adaptations of the Uniform Consumer Credit Code;

•	state motor vehicle retail installment sale and loan acts;

•	state servicing laws;

•	state insurance laws;

•	state “lemon” laws; and

•	other similar laws.

In addition, the laws of some states impose finance charge ceilings and other restrictions on consumer transactions and require other disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect the indenture trustee’s ability to enforce consumer finance loans such as the automobile loan contracts.

The Consumer Financial Protection Act of 2010, enacted as part of the Dodd-Frank Act, created the Consumer Financial Protection Bureau, or CFPB, a new federal agency that is responsible for administering and enforcing the laws and regulations applicable to consumer financial products and services. The CFPB is intended to exercise meaningful oversight of all providers of consumer financial products in order to police compliance with substantive consumer protection requirements and to promote transparency for consumers to understand the price and the risk of products in order that they may make direct comparisons from one product to another. The CFPB has succeeded to some consumer protection functions of other regulatory agencies such as the FTC and has supervisory and limited examination authority over certain depository institutions and other financial institutions.

On March 21, 2013, the CFPB issued interpretive guidance addressing compliance of indirect auto lenders with the Equal Credit Opportunity Act. The guidance specifically addresses indirect auto lenders’ policies regarding “dealer markups,” a practice whereby a dealer increases the contract interest rate offered to a consumer above the contract interest rate originally offered by the indirect lender and the indirect lender then compensates the dealer with a portion of the increased interest revenues on the contract when it purchases the contract from the dealer. In the CFPB’s view, the incentives these policies provide, and the discretion they permit dealers, create significant risks that these policies may result in pricing disparities on the basis of race, national origin, and potentially other prohibited bases, which may under certain circumstances subject an indirect auto lender to liability under the Equal Credit Opportunity Act and Regulation B. Accordingly, the CFPB advised in its guidance that indirect auto lenders should take appropriate steps to ensure compliance with the Equal Credit Opportunity Act and Regulation B, such as imposing controls on dealer markup and compensation policies, monitoring and addressing the effects of those policies as described in the guidance, so as to address unexplained pricing disparities on prohibited bases; or eliminating dealer discretion to mark up buy rates and fairly compensating dealers using another mechanism.

The FTC’s “holder-in-due-course rule” has the effect of subjecting any assignee of the seller in a retail installment sale, and other related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the retail seller. However, liability under the holder-in-due-course rule is limited to the amounts paid by the obligor under the automobile loan contract. Because of the holder-in-due-course rule, the assignee may be unable to collect any balance due from the obligor. The holder-in-due-course rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. To the extent that the automobile loan contracts will be subject to the requirements of the holder-in-due-course rule, the indenture trustee, as holder of the automobile loan contracts, will be subject to any claims or defenses that the purchaser of the related vehicle may assert against the related retail seller. These claims will be limited to a maximum liability equal to the amounts paid by the obligor under the related automobile loan contract.

Under most state vehicle dealer licensing laws, sellers of automobiles must be licensed to sell vehicles at retail sale. In addition, the FTC’s rule on sale of used vehicles requires that all sellers of used vehicles prepare, complete and display a “Buyer’s Guide” explaining the warranty coverage for the vehicles. Furthermore, federal odometer regulations and the motor vehicle title laws of most states require that all sellers of used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. If a seller is not properly licensed or if the seller did not provide either a buyer’s guide or odometer disclosure statement to the purchaser, the obligor may be able to assert a defense against the seller. If an obligor on an automobile loan contract were successful in asserting these claims or defenses, the servicer would pursue on behalf of the issuing entity any reasonable remedies against the vehicle seller or manufacturer.

Any loss, to the extent not covered by credit support, could result in losses to noteholders. If an obligor were successful in asserting any claim or defense described in the two immediately preceding paragraphs, the claim or defense may constitute a breach of a representation and warranty under the transaction documents and may create an obligation of the sponsor to repurchase the automobile loan contract unless the breach were cured.

The sponsor and the depositor will each represent and warrant that each automobile loan contract complies with all requirements of law in all material respects. Accordingly, if an obligor has a claim against the indenture trustee because the sponsor or the depositor violated any law and the claim materially and adversely affects the noteholders, the violation would create an obligation of the sponsor or the depositor to repurchase the automobile loan contract unless the violation were cured.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, or the Relief Act, the holder of an automobile loan contract may not charge an obligor who enters military service after the obligor takes out an automobile loan contract more than a 6% annual rate, including fees and charges, during the obligor’s active duty status, unless a court orders otherwise upon application of the lender. The Relief Act applies to obligors who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard, and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military, in all cases who have provided appropriate documentation to the servicer establishing the applicability of the Relief Act to their automobile loan contract. Because the Relief Act applies to obligors who enter military service, including reservists who are called to active duty, after origination of the automobile loan contract, the sponsor cannot provide information as to the number of automobile loan contracts that may be affected by the provisions of the Relief Act. Application of the Relief Act could adversely affect, for an indeterminate period of time, the servicer’s ability to collect full amounts of interest on any affected automobile loan contracts. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations, which would not be recoverable from the related automobile loan contracts, would result in a reduction of the amounts distributable to noteholders and may not be covered by any form of credit enhancement provided in connection with the notes.

In addition, the Relief Act imposes limitations that would impair the ability of the servicer to repossess an automobile loan contract during the obligor’s period of active duty status, and, in some circumstances, during an additional [three]-month period afterward. Thus, in the event that the Relief Act or similar legislation or regulations applies to any automobile loan contract which goes into default, there may be delays in payment and losses on the notes. Any other interest shortfalls, deferrals or forgiveness of payments on the automobile loan contracts resulting from similar legislation or regulations may result in delays in payments or losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of the issuing entity, the depositor or the servicer to repossess a vehicle or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a motor vehicle, and, as part of the rehabilitation plan, may reduce the amount of the secured indebtedness to the market value of the motor vehicle at the time of bankruptcy, leaving the party providing financing as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under an automobile loan contract or change the rate of interest and time of repayment of the indebtedness. Any such shortfall, to the extent not covered by credit support, could result in losses to noteholders.

Dodd-Frank Orderly Liquidation Framework

General

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority, or OLA, as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code, or the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including the sponsor, the depositor or a particular issuing entity, or their respective creditors.

Potential Applicability to the Sponsor, the Depositor and Issuing Entities

There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of the sponsor. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of the sponsor (1) the FDIC would have to be appointed as receiver for the sponsor under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of the sponsor.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of the sponsor or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to the sponsor, the depositor or a particular issuing entity or, if it were to apply, that the timing and amounts of payments to the related series of noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA

If the FDIC were appointed receiver of the sponsor or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which the sponsor or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the sponsor’s or such covered subsidiary’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include the sponsor or its subsidiaries (including the depositor or the applicable issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include the sponsor or its subsidiaries (including the depositor or the applicable issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving the sponsor or its subsidiaries (including the depositor or your issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the applicable issuing entity could be delayed or reduced.

Each of the transfers of automobile loan contracts under each purchase agreement and each sale and servicing agreement will be structured with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, we believe that the FDIC would not be able to recover the pool of automobile loan contracts transferred under each purchase agreement and each sale and servicing agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the depositor under the applicable purchase agreement would be treated as having made a loan to the sponsor, and the issuing entity under the applicable sale and servicing agreement would be treated as having made a loan to the depositor, in each case secured by the transferred pool of automobile loan contracts. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If the sponsor or the depositor were placed in receivership under OLA, the FDIC could assert that the sponsor or the depositor, as applicable, effectively still owned the transferred pool of automobile loan contracts because the transfers by the sponsor to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate the transfer of the pool of automobile loan contracts and the applicable issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if an issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. In such event, noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the related purchase agreements and the related sale and servicing agreements are respected as legal true sales, as receiver for the sponsor or a covered subsidiary, the FDIC could:

•	require the applicable issuing entity, as assignee of the sponsor and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related automobile loan contracts; or

•	if an issuing entity were a covered subsidiary, require the indenture trustee for the related notes to go through an administrative claims procedure to establish its rights to payments on the notes; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the sponsor or a covered subsidiary (including the issuing entity); or

•	repudiate the sponsor’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the automobile loan contracts; or

•	prior to any such repudiation of the sale and servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which the sponsor or a covered subsidiary (including any issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of the sponsor or any covered subsidiary or affect any contractual rights of the sponsor or a covered subsidiary (including any issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the FDIC, as receiver for the sponsor, the depositor or the applicable issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the applicable issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA

The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If the sponsor or any of its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of automobile loan contracts by the sponsor or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. Based on the Acting General Counsel’s interpretation of the preference provisions of OLA and the final rule, a transfer of the automobile loan contracts perfected by the filing of a UCC financing statement against the sponsor, the depositor and the applicable issuing entity as provided in the applicable purchase agreement and sale and servicing agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to this advisory opinion or final rule, payment or distributions of principal and interest on the notes issued by the applicable issuing entity could be delayed or reduced.

Material Federal Income Tax Consequences

General

Below is a description of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus. This description is based on the Internal Revenue Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities all of which are subject to change, perhaps with retroactive effect. There are no cases or Internal Revenue Service, or “IRS,” rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes. The IRS may challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker dealers, taxpayers subject to the alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets. This information is directed only to prospective noteholders who:

•	purchase notes in the initial distribution of the notes,

•	are citizens or residents of the United States, including domestic corporations, limited liability companies and partnerships, and

•	hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term “U.S. noteholder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or that has made a valid election under Treasury Regulations to be treated as a U.S. person.

The term “U.S. noteholder” also includes a noteholder whose income or gain on its investment in a note is effectively connected with the conduct of a U.S. trade or business. As used in this section of the prospectus, the term “non-U.S. noteholder” means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of the Trust

In the opinion of Katten Muchin Rosenman LLP, tax counsel to the depositor, assuming compliance with the terms of the trust agreement and transaction documents, the trust will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

Tax counsel will also opine that the publicly offered notes will be treated as debt for U.S. federal income tax purposes. If, contrary to the opinion of tax counsel, the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the class or classes of notes might be treated as equity interests in the trust. If so treated, the trust might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including by not being able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Alternatively, the trust could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor. Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders. For example, income to some tax-exempt entities (including pension funds) would be “unrelated business taxable income,” income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of trust expenses.

Tax Characterization and Treatment of the Notes

Characterization as Debt. In the opinion of Katten Muchin Rosenman LLP, the publicly offered notes [other than the Class      notes] will [and, although the conclusion is not free from doubt, the Class      notes should] be treated as debt for U.S. federal income tax purposes to the extent the publicly offered notes are treated as beneficially owned by a person other than the sponsor and its affiliates. The depositor, the servicer, the indenture trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes. Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read “—Tax Characterization of the Trust” above.

Treatment of Stated Interest. The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder’s method of tax accounting. For stated interest to be qualified stated interest it must be payable at least annually and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or “OID,” rules. [Although stated interest on the Class      notes can be deferred under certain circumstances, the trust intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the publicly offered notes as qualified stated interest.]

[Original Issue Discount. The Class      notes will be issued with OID. A holder of notes treated as issued with OID must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder’s regular method of accounting, generally under a constant yield method. For purposes of determining the accrual of any OID on the notes, the trust will use a prepayment assumption of     % ABS. No representation is made that these notes will prepay in accordance with that assumption or in accordance with any other assumption.]

[The Class     notes will be issued with OID and will be subject to additional rules applicable to “short-term obligations” because they have a maturity date of not more than one year from the date of issuance. All stated interest payments on short-term obligations are included in their stated redemption price at maturity and, therefore, are treated as OID. A holder of short-term obligations generally must:

•	include amounts treated as OID in income when received or accrued, depending on the holder’s method of accounting,

•	include in ordinary income any gain realized on the sale, exchange or retirement of the short-term obligation to the extent of the unrecognized OID (determined as a ratable share of OID over the number of days the short-term obligation is held, or if an election is made regarding the short-term obligation, on the basis of its yield to maturity and daily compounding), and

•	defer deductions for interest expense on any indebtedness incurred or continued to purchase or carry the short-term obligation in an amount not exceeding the unrecognized OID until it is recognized.]

Disposition of Notes. If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder’s adjusted tax basis in the note. The holder’s adjusted tax basis will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note. Any gain or loss on sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Information Reporting and Backup Withholding. The indenture trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status). Each holder who is not an exempt holder will be required to provide to the indenture trustee, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a holder fail to provide the required certification, the indenture trustee will be required to withhold the tax from interest payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders. Subject to the application of the FATCA withholding tax described in “—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities” below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater shareholder of the trust or a controlled foreign corporation related to the trust. To qualify for the exemption from taxation, the withholding agent must have received a statement from the individual or corporation that:

•	is signed under penalties of perjury by the beneficial owner of the note,

•	certifies that the beneficial owner is not a U.S. noteholder, and

•	provides the beneficial owner’s name and address.

A “withholding agent” is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before to payment to a non-U.S. noteholder (which itself is not a withholding agent). Generally, this statement is made on an IRS Form W-8BEN or W-8BEN-E, which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Under some circumstances, an IRS Form W-8BEN or W-8BEN-E can remain effective indefinitely. The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the withholding agent. However, in this case, the signed statement may require a copy of the beneficial owner’s IRS Form W-8BEN or W-8BEN-E (or the substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, and

•	in the case of a foreign individual, the non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above, if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities. A 30% withholding tax generally will apply to payments of interest on, and after December 31, 2016, on gross proceeds from the disposition of, notes that are made to foreign financial institutions and certain non-financial foreign entities. Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or “FATCA,” generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner. Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA. The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment. Prospective noteholders should consult their own tax advisors about the application and requirements of information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State Tax Considerations

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the trust or the tax consequences to the trust or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the trust and state and local tax consequences of the purchase, ownership and disposition of notes.

ERISA Considerations

General Investment Considerations

The Employee Retirement Income Security Act of 1974, or “ERISA,” and the Internal Revenue Code impose duties and requirements on employee benefit plans and other retirement plans and arrangements (such as individual retirement accounts and Keogh plans) that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code, referred to as “plans,” and some entities (including insurance company general accounts) whose assets are deemed to include assets of plans, and on persons who are fiduciaries of plans.

Plans that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code generally may purchase the notes. Although it is not certain, the notes are expected to be treated as “debt” and not as “equity interests” for purposes of a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, or the “plan assets regulation,” because the notes:

•	are expected to be treated as debt for U.S. federal income tax purposes, and

•	should not be deemed to have “substantial equity features.”

Any person who exercises authority or control over the management or disposition of a plan’s assets is considered to be a fiduciary of that plan. Under ERISA’s general fiduciary standards, before investing in the notes, a plan fiduciary should determine, among other factors:

•	whether the investment is permitted under the plan’s governing documents,

•	whether the fiduciary has the authority to make the investment,

•	whether the investment is consistent with the plan’s funding objectives,

•	the tax effects of the investment,

•	whether under the general fiduciary standards of investment prudence and diversification an investment in the notes is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio, and

•	whether the investment is prudent considering the factors described in this prospectus.

In addition, ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving assets of a plan and persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code. A violation of these rules may result in the imposition of significant excise taxes and other liabilities.

A fiduciary of a plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any notes could give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code, and should read “ERISA Considerations” about the restrictions on the purchase, holding or disposition of the notes offered by this prospectus. Unless otherwise stated, references to the purchase, holding and disposition of the notes in these sections also refer to the purchase, holding or disposition of an interest or participation in the notes.

Prohibited Transactions

Whether or not an investment in the notes will give rise to a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code will depend on whether the assets of the trust will be deemed to be “plan assets” of a plan investing in notes issued by the trust. Under the plan assets regulation, a plan’s assets may be deemed to include an interest in the underlying assets of the trust if the plan acquires an “equity interest” in the trust and none of the exceptions in the plan assets regulation are applicable. In general, an “equity interest” is defined under the plan assets regulation as any interest in an entity other than an instrument which is treated as indebtedness under local law and which has no substantial equity features.

As described above, the depositor believes that the notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation. This assessment is based on the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the notes are treated as debt for ERISA purposes, the purchase, holding or disposition of the notes by or on behalf of a plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the trust, the owner trustee, the indenture trustee, any underwriter or any of their affiliates, including the sponsor, is or becomes a “party in interest” under ERISA or a “disqualified person” under Section 4975 of the Internal Revenue Code for the plan. In this case, exemptions from the prohibited transaction rules could apply to the purchase, holding and disposition of notes by or on behalf of a plan depending on the type and circumstances of the plan fiduciary making the decision to purchase a note and the relationship of the party in interest to the plan investor. Included among these exemptions are:

•	prohibited transaction class exemption 84-14, regarding transactions effected by qualified professional asset managers,

•	prohibited transaction class exemption 90-1, regarding transactions entered into by insurance company pooled separate accounts,

•	prohibited transaction class exemption 91-38, regarding transactions entered into by bank collective investment funds,

•	prohibited transaction class exemption 95-60, regarding transactions entered into by insurance company general accounts, and

•	prohibited transaction class exemption 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for some transactions between a plan and a person that is a party in interest or disqualified person for a plan solely by reason of providing services to the plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary for the assets of the plan involved in the transaction), if the plan pays no more than, and receives no less than, adequate consideration in connection with the transaction. However, even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.

Any plan that purchases, holds or disposes of the notes will be deemed to have represented that its purchase, holding or disposition of the notes is not and will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Benefit Plans Not Subject to ERISA or the Internal Revenue Code

Some employee benefit plans, such as governmental plans, foreign plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code. However, these plans may be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code (each, a “similar law”). In addition, a plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. Each plan that is subject to a similar law, and each person acting on behalf of or investing the assets of the plan, that purchases, holds or disposes of notes will be deemed to have represented that its purchase, holding and disposition of the notes is not and will not result in a non-exempt violation of similar law.

Pool Factors

The “pool factor” for each note is a seven-digit decimal, which the servicer will compute prior to each distribution. The pool factor indicates the remaining outstanding principal balance of a class of notes as of the applicable distribution date, as a fraction of the initial outstanding principal balance of the notes. Each pool factor will be initially 1.0000000, and thereafter will decline to reflect reductions in the outstanding principal balance of the applicable note.

A noteholder’s portion of the aggregate outstanding principal balance of the related note is the product of:

•	the original aggregate principal balance of the notes purchased by that noteholder; and

•	the applicable pool factor.

The noteholders of record will receive reports on or about each distribution date concerning:

•	the payments received on the automobile loan contracts;

•	the Pool Balance;

•	each pool factor; and

•	other items of information.

In addition, noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law.

[Legal Investment

The Class A-1 Notes will be structured to be eligible for purchase by money market funds under Rule 2a-7 under the 1940 Act. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, quality and diversification, some of which have recently been amended. Any determinations as to the qualification of the Class A-1 Notes under, and compliance with, these other requirements of Rule 2a-7 are solely the responsibility of each money market fund and its investment advisor. In addition, the Class A-1 Notes could fail to be “eligible securities” under Rule 2a-7 if any nationally recognized statistical rating organization reduces or withdraws its short-term ratings assigned to the Class A-1 Notes.

A money market fund should consider whether an investment by the money market fund in the Class A-1 Notes satisfies the money market fund’s investment policies and objectives, and should consult its own legal advisors in determining whether and to what extent the Class A-1 Notes are a legal investment or are subject to restrictions on investment.]

Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption under the 1940 Act contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the Volcker Rule).

The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014. Conformance with the Volcker Rule and its implementing regulations was required by July 21, 2015 (subject to the possibility of up to two one-year extensions). Under the Volcker Rule, unless otherwise jointly determined by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the 1940 Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the 1940 Act. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the notes, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

Legal Proceedings

The Sponsor and the Servicer

As a consumer finance company, the sponsor is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, breach of contract and discriminatory treatment of credit applicants. Some litigation against the sponsor could take the form of class action complaints by consumers. As the assignee of automobile loan contracts originated by dealers [and/or unaffiliated third party originators], the sponsor may also be named as a co-defendant in lawsuits filed by consumers principally against dealers [and/or unaffiliated third party originators]. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but can include requests for compensatory, statutory and punitive damages. The sponsor believes that it has taken prudent steps to address and mitigate the litigation risks associated with its business activities

[Insert disclosure regarding any material legal proceedings pending against the sponsor and servicer, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

[The Depositor]

[Insert disclosure regarding any material legal proceedings pending against the depositor, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

The Indenture Trustee

[Insert disclosure regarding any material legal proceedings pending against the indenture trustee, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

The Owner Trustee

[Insert disclosure regarding any material legal proceedings pending against the owner trustee, or know to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]

Certain Relationships and Related Transactions

In the ordinary course of business from time to time, the sponsor and its affiliates have business relationships and agreements with affiliates of the owner trustee and the indenture trustee [and the hedge counterparty], including commercial banking, committed credit facilities, underwriting agreements, hedging agreements and financial advisory services, all on arm’s length terms and conditions.

The owner trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity[, the backup servicer] or the indenture trustee. However, the owner trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the indenture trustee[, the backup servicer] or affiliates of any of them, that are distinct from its role as owner trustee, including transactions both related and unrelated to the securitization of automobile loan contracts.

The indenture trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity, the owner trustee. However, the indenture trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the owner trustee, the sponsor or affiliates of any of them, that are distinct from its role as indenture trustee, including transactions both related and unrelated to the securitization of automobile loan contracts.

The sponsor, the depositor and the servicer are affiliates and also engage in other transactions with each other involving securitizations and sales of automobile loan contracts.

[Disclosure regarding additional affiliations provided for each transaction.]

Credit Risk Retention

[To be added for offerings closing prior to December 24, 2016:]

The depositor will initially retain [[    ]% of each class of notes and]/[$             of the Class      Notes and] the residual certificate in the issuing entity, which represents the right to all funds in excess of amounts needed to make required payments on the notes, pay fees and expenses of the issuing entity or make deposits in the reserve account. [The depositor’s retention of     % of each class of notes represents a vertical interest in the securitization transaction] The residual interest [represents]/[and the retained Class      Notes represent] a first-loss interest in the securitization transaction. The depositor’s retained interests will not be hedged by the sponsor, the depositor or any of their affiliates.

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Exchange Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the automobile loan contracts. The depositor is a wholly-owned subsidiary of the sponsor and will retain the required economic interest in the credit risk of the automobile loan contracts to satisfy the sponsor’s obligations under Regulation RR.]

[Combination Vertical and Horizontal Interest Option:] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” [and an “eligible horizontal residual interest”/ [and an “eligible horizontal cash reserve account”]/ [, an “eligible horizontal residual interest” and an “eligible horizontal cash reserve account”]. The depositor expects that the percentage of the “eligible vertical interest” and [the percentage of the fair value of the “eligible horizontal residual interest” [and the amount deposited to the “eligible horizontal cash reserve account” on the closing date]] will together equal at least five percent.] [Include following disclosure for both Eligible Vertical Interest Option and either or both of Eligible Horizontal Residual Interest Option and Eligible Horizontal Cash Reserve Account Option, as applicable.]

[Eligible Vertical Interest Option:] [The depositor will retain     % of each class of notes, which satisfies the requirements for retaining an “eligible vertical interest” under Regulation RR. The depositor, or another majority-owned affiliate of the sponsor, is required to retain this interest until the later of two years from the closing date, the date the Pool Balance is one-third or less of the initial Pool Balance, or the date the principal amount of the notes is one-third or less of the original principal amount of the notes. Neither the sponsor, the depositor nor any of their affiliates may hedge their exposure to the retained notes during this period. See “Description of the Notes” in this prospectus for a description of the material terms of the notes that will be retained to satisfy the eligible vertical interest option.]

[Eligible Horizontal Residual Interest Option:] [In general, the residual interest in the issuing entity represents the rights to the overcollateralization, amounts in the reserve account and excess spread, in all cases to the extent those amounts are eligible for distribution in accordance with the transaction documents and are not needed to make payments on the notes or cover losses on the automobile loan contracts. Because the residual interest is subordinated to each class of notes and is only entitled to amounts that are not needed on a distribution date to make payments on the notes or to make other required payments or deposits according to the priorities of payments described in “Description of the Transaction Documents—Distributions—Distribution Date Payments” and ”—Distribution Date Payments after an Event of Default, “ the residual interest absorbs all losses on the automobile loan contracts by reduction of, first, the excess spread, second, the overcollateralization and, third, the amounts in the reserve account, before any losses are incurred by the notes. See “Description of the Transaction Documents—Credit Enhancement” for a description of the credit enhancement available for the notes, including the excess spread, overcollateralization and reserve account. The depositor’s retention of the residual interest [and $             of the Class      Notes] satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR. The fair value of the residual interest is expected to represent at least [5][    ]% of the sum of the fair value of the notes and the residual interest on the closing date [and the retained Class      Notes represent     % of the      value of the notes and the residual interest of the closing date]. The depositor, or another majority-owned affiliate of the sponsor, is required to retain this residual interest [and these notes] until the later of two years from the closing date, the date the Pool Balance is one-third or less of the initial Pool Balance, or the date the principal amount of the notes is one-third or less of the original principal amount of the notes. Neither the sponsor, the depositor nor any of their affiliates may hedge their exposure to the residual interest [or the retained notes] during this period. See “The Issuing Entity” in this prospectus for a description of the material terms of the residual certificate [and see “Description of the Notes” in this prospectus for a description of the Class      Notes] that [together] will be retained to satisfy the eligible horizontal residual interest option.]

[Eligible Horizontal Cash Reserve Account Option:] [The depositor will satisfy the risk retention requirements of Regulation RR [in part] by funding an “eligible horizontal cash reserve account.” As described under “Description of the Transaction Documents—Credit Enhancement—Reserve Account,” the reserve account qualifies as an eligible horizontal cash reserve account because it is held by the indenture trustee; amounts on deposit in the reserve account may be invested only in certain permitted investments constituting cash or cash equivalents; and amounts on deposit in the reserve account only may be withdrawn while the notes are outstanding to make certain payments of interest and principal on the notes and to pay trust expenses (other than those that are payable to the sponsor or any of its affiliates, including the servicing fee for so long as Exeter is the servicer). The depositor will deposit $             from the proceeds from the sale of the notes into the reserve account on the closing date, which represents [    ]% of the sum of the fair value of the notes and the residual interest on the closing date. See “Description of the Transaction Documents—Credit Enhancement—Reserve Account” in this prospectus for a description of the material terms of the reserve account.]

For purposes of determining compliance with Regulation RR, the estimated fair values of the notes and the residual interest are as follows:

Class	Assumed Interest Rate	Fair Value ($)	Fair Value (%)
Class A
Class B
Class C
Class D
[Class E]
Residual Interest

The assumed interest rates are based on recent market pricings of similar automobile loan-backed securitizations with similar note tenors. Because the notes will not be sold at a discount and are assumed to bear interest at a current market rate, the fair value of the notes is assumed to equal the initial principal amount of each class. The final interest rates of the notes are expected to be similar to those assumed in the “Yield and Prepayment Calculations” section of this prospectus, as detailed in the Regulation RR table immediately preceding this paragraph.

The expected fair value of the residual interest was determined using observable and unobservable inputs within a discounted cash flow model. The observable inputs include the characteristics of the notes and the automobile loan contracts and the transaction structure, all as described in this prospectus. The unobservable inputs include expected prepayments, deferrals, delinquencies, charge-offs and recoveries on the automobile loan contracts. The resulting estimated amortization schedule of the automobile loan contracts provided a series of monthly cash flows that was then discounted to derive the fair value of the residual interest.

The sponsor made the following assumptions in the discounted cash flow model:

•	Note interest accrues at the rates described above. [In determining the interest payments on the floating rate Class A-2B notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of , 20 .]

•	The automobile loan contracts prepay at a rate of % ABS. This prepayment rate includes both voluntary prepayments by obligors and automobile loan contracts becoming Liquidated Receivables. See “Yield and Prepayment Considerations” in this prospectus for a description of the ABS prepayment standard.

•	The pool experiences a lifetime cumulative net loss rate of % and these losses are incurred based on the following timing curve:

Months 1 – 12:		%
Months 13 – 24:	%
Months 25 – 36:	%
Months 37 – 48:	%
[Months 49 – 60:	%]

•	Cash flows received on the residual interest are discounted at %.

The sponsor developed these inputs and assumptions considering the following factors:

•	The assumed ABS rate was estimated considering the prepayment rate experienced on certain of the sponsor’s prior securitized pools, as well the prepayment rate that is expected to be assumed when the interest rates on the notes are established on the date of pricing.

•	The lifetime cumulative net loss assumes the [mid-point] of a range from % to %. This range was determined by the sponsor based on the performance of prior securitized pools, the composition of the pool for this securitization, trends in used motor vehicle values, economic conditions and the loss assumptions employed by the hired NRSROs. The cumulative net loss assumption represents the expected cumulative defaults reduced by expected recoveries.

•	The discount rate is determined based on an unobservable pre-tax cost of equity capital of GM Financial.

The Sponsor believes that the inputs and assumptions described above are all of the inputs and assumptions that could have a significant impact on the fair value calculations described above and provide a prospective noteholder with information that is sufficient to evaluate the fair value calculation. The fair value of the notes and the residual interest was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the automobile loan contracts, that will likely differ from the actual characteristics and performance of the automobile loan contracts. You should be sure you understand these assumptions when considering the fair value calculation.

[To be included if Eligible Horizontal Residual Interest Option and/or Eligible Horizontal Cash Reserve Account Option is Used:] [The sponsor will recalculate the fair value of the notes and the residual interest following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. The fair value of the residual interest as a percentage of the sum of the fair value of the notes and the residual interest and of the sum of the aggregate principal amount of the notes [and the [dollar amount] of the residual interest] will be included in the first distribution report filed on
Form 10-D after the closing date, together with a description of any changes in the methodology or inputs and assumptions that were used to calculate the fair value.]

[To be included if Eligible Vertical Interest Option is Used:] [If the amount of any class of notes retained by the depositor is materially different from the amount disclosed above, the dollar amount and percentage of each class of notes retained by the sponsor will be included in the first distribution report filed on Form 10-D after the closing date.]

Ratings

The depositor has engaged two nationally recognized statistical rating organizations to assign credit ratings to the publicly offered notes.

The ratings of the publicly offered notes will address the likelihood of the payment of principal and interest on the publicly offered notes according to their terms. Each engaged rating agency rating the publicly offered notes will monitor the ratings using its normal surveillance procedures. Each engaged rating agency, in its discretion, may change, qualify or withdraw an assigned rating at any time as to any class of publicly offered notes. Any rating action taken by one rating agency may not necessarily be taken by another rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the publicly offered notes.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time for any reason. No person or entity will be obligated to provide any additional credit enhancement with respect to the publicly offered notes. Any withdrawal of a rating may have an adverse effect on the liquidity and market price of the publicly offered notes. The ratings assigned to the publicly offered notes address the likelihood of the receipt by the noteholders of all distributions to which the noteholders are entitled by their respective final scheduled distribution dates. The ratings assigned to the publicly offered notes do not represent any assessment of the likelihood that principal prepayments might differ from those originally anticipated or address the possibility that noteholders might suffer a lower than anticipated yield.

We cannot assure you that the rating agencies will not lower or withdraw the ratings.

Underwriting

Under the terms and subject to the conditions set forth in the underwriting agreement for the sale of the publicly offered notes, each of the underwriters has severally agreed, subject to the terms and conditions set forth therein, to purchase the principal amount of the publicly offered notes set forth opposite its name below:

	Principal Amount of Class A-1 Notes[(1)]		Principal Amount of Class A-2[-A] Notes[(2)]		[Principal Amount of Class A-2-B Notes(2)]		Principal Amount of Class A-3 Notes[(1)]		Principal Amount of Class B Notes[(1)]		Principal Amount of Class C Notes[(1)]		Principal Amount of Class D Notes[(1)]
[Underwriter]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[Underwriter]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[Underwriter]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[Underwriter]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
[Underwriter]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Total	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

[(1)	If the aggregate initial principal balance of the publicly offered notes is $ . If the aggregate initial principal balance of the publicly offered notes is $ , the principal amount of the Class A-1 Notes will be $ , the principal amount of the Class A-3 Notes will be $ , the principal amount of the Class B Notes will be $ , the principal amount of the Class C Notes will be $ and the principal amount of the Class D Notes will be .]
(2)	The allocation of the principal amount between the Class A-2-A and the Class A-2-B Notes will be determined on or before the date of pricing. [The]/[If the aggregate initial principal balance of the publicly offered notes is $ , the] aggregate principal amount of the Class A-2-A Notes and the Class A-2-B Notes is $ . [If the aggregate initial principal balance of the publicly offered notes is $ , the aggregate principal amount of the Class A-2-A Notes and the Class A-2-B Notes is $ .]

The underwriters have advised the depositor that they propose initially to offer the publicly offered notes to the public at the prices listed below, and to dealers at prices less the initial concessions listed below:

	Underwriting Discount	Net Proceeds to the Seller (1)	Selling Concessions Not to Exceed	Reallowance Not to Exceed
Class A-1	[ ]%	[ ]%	[ ]%	[ ]%
Class A-2[-A(2)]	[ ]%	[ ]%	[ ]%	[ ]%
[Class A-2-B(2)	[ ]%	[ ]%	[ ]%	[ ]%]
Class A-3	[ ]%	[ ]%	[ ]%	[ ]%
Class B	[ ]%	[ ]%	[ ]%	[ ]%
Class C	[ ]%	[ ]%	[ ]%	[ ]%
Class D	[ ]%	[ ]%	[ ]%	[ ]%

Total	$[ ]	$[ ]

(1)	Before deducting expenses, estimated to be $ .

(2)	The allocation of the principal amount between the Class A-2-A and the Class A-2-B Notes will be determined on or before the date of pricing. [The]/[If the aggregate initial principal balance of the publicly offered notes is $ , the] aggregate principal amount of the Class A-2-A Notes and the Class A-2-B Notes is $ . [If the aggregate initial principal balance of the publicly offered notes is $ , the aggregate principal amount of the Class A-2-A Notes and the Class A-2-B Notes is $ .]

[The Class E Notes are not being offered by this prospectus, and [are anticipated to be privately placed with institutional investors]/[will initially be retained by the depositor or an affiliate of the depositor].]

Certain of the publicly offered notes initially may be retained by the depositor or an affiliate of the depositor, the “retained notes”. Any retained notes will not be sold to the underwriters under the underwriting agreement. Retained notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

The depositor and the sponsor have agreed to indemnify the underwriters against specified liabilities including civil liabilities under the Securities Act, or contribute payments which the underwriters may have to make in respect thereof.

None of the sponsor, the depositor, the servicer, the issuing entity or the underwriters make any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 21, 2013, known as the Capital Requirements Regulation or the CRR. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of the Banking Consolidation Directive 2006/48/EC (as amended by Directive 2009/111/EC), which forms part of the Capital Requirements Directive and which includes any relevant implementing measure in each member state of the European Economic Area (as defined below), or the CRD. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment compliance with the CRD.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, or FSMA) received by it in connection with the issue or sale of the notes in circumstances in which section 21(1) of the FSMA does not apply to the issuing entity; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed with us severally that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriter; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of notes to the public shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to any publicly offered notes in any Relevant Member State means the communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and the publicly offered notes to be offered, so as to enable an investor to decide to purchase or subscribe to the publicly offered notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that member state, the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

The countries comprising the European Economic Area are the European Union member states together with Iceland, Liechtenstein and Norway.

No action has been taken by the issuing entity or the underwriters which would or is intended to permit an offer of notes to the public in any country or jurisdiction (other than the United States of America) where action for that purpose is required. Accordingly, no offer or sale of any notes has been authorized in any country or jurisdiction (other than the United States of America) where action for that purpose is required and neither the prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction (other than the United States of America), except under circumstances which will result in compliance with applicable laws and regulations.

Upon receiving a request by an investor who has received an electronic prospectus from an underwriter or a request by the investor’s representative within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, or cause to be delivered, without charge, a paper copy of the prospectus.

The depositor or its affiliates may apply all or any portion of the net proceeds of this offering to the repayment of debt, including “warehouse” debt secured by the automobile loan contracts, prior to their sale to the issuing entity. One or more of the underwriters, or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may have acted as a “warehouse lender” to its affiliates, and may receive a portion of the proceeds as a repayment of the “warehouse” debt. Because more than 10% of the net offering proceeds of the offering may be paid to the underwriters or their respective affiliates or associated persons, this offering is being made pursuant to the provisions of Rule 5121 of the Conduct Rules of the National Association of Securities Dealers.

Until the distribution of the publicly offered notes is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the publicly offered notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the publicly offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the publicly offered notes.

If the underwriters create a short position in the publicly offered notes in connection with this offering (i.e., they sell more publicly offered notes than the aggregate initial principal amount set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing publicly offered notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither the depositor, the servicer, the issuing entity nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above might have on the price of the publicly offered notes. In addition, neither the depositor, the servicer, the issuing entity nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

There is currently no secondary market for the publicly offered notes and it should not be assumed that one will develop. The underwriters currently expect, but are not obligated, to make a market in the publicly offered notes. It should not be assumed that any such market will develop, or if one does develop, that it will continue or provide sufficient liquidity.

In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with the sponsor and its affiliates.

[One or more of the underwriters, or their respective affiliates, may contract to be the counterparty under the swap agreement entered into by the issuing entity with respect to the Class A-2-B Notes. Any underwriter, or any affiliate of any underwriter, that enters into a hedge agreement with the issuing entity does so as a principal for its own benefit and not for the benefit of the noteholders or any other party. Amounts received by any underwriter, or any affiliate of any underwriter, in its capacity as counterparty under the hedge agreement are not included in the underwriting discounts listed on the cover of this prospectus.]

Legal Opinions

In addition to the legal opinions described in the prospectus, certain federal income tax and other matters will be passed upon for the depositor and the issuing entity by Katten Muchin Rosenman LLP, New York, New York and Washington, D.C. Certain legal matters relating to the notes will be passed upon for the underwriters by [legal counsel to the underwriters].

Incorporation by Reference

The sponsor will from time to time, file various items with the Securities and Exchange Commission relating to the issuing entity and the notes offered by this prospectus. These items will include the definitive legal documents used for each issuance, definitive prospectus and computational materials, as well as periodic reports that the sponsor will file for the issuing entity for so long as the issuing entity is subject to the reporting requirements of the Exchange Act.

All of these items will be incorporated by reference into the registration statement of which this prospectus is a part, which means, among other things, that those items are considered to be a part of this registration statement for purposes of the federal securities laws. These items will be publicly available through the Securities and Exchange Commission as described under “Where You Can Find More Information.”

Financial Information

The trust property will secure the notes, however, the issuing entity will not engage in any business activities or have any assets or obligations prior to the issuance of the notes, except for the capital contribution made to any issuing entity which is a Delaware statutory trust.

Glossary

Amount Financed means, for any automobile loan contract, the aggregate amount advanced toward the purchase price of the financed vehicle and any related costs, including amounts advanced at the time the automobile loan contract is originated for:

•	accessories;

•	insurance premiums;

•	service contracts;

•	debt cancellation coverage;

•	car club and warranty contracts; and

•	other items customarily financed as part of motor vehicle retail installment sale contracts or promissory notes, and related costs.

Available Funds means, for any distribution date, the sum of:

(1)	the Collected Funds for the related calendar month;

plus

(2)	all Purchase Amounts on deposit in the collection account with respect to the related calendar month, plus income on investments held in the collection account;

plus

(3)	the proceeds of any liquidation of the assets of the issuing entity, other than Net Liquidation Proceeds;

plus

(4)	the proceeds of any purchase or sale of assets of the issuing entity pursuant to the exercise by the servicer or the depositor of its optional redemption right;

[plus

(5)	amounts in excess of the amount required to be on deposit in the reserve account that are released from the reserve account;]

[plus

(6)	any remaining funds on deposit in the [revolving account][pre-funding account] at the termination of the [revolving period][pre-funding period];

[plus

(7)	any amounts received by the indenture trustee pursuant to the hedge agreement (less any amounts used to enter into a replacement hedge agreement)].

Collected Funds means, for any calendar month, the amount of funds in the collection account representing automobile loan contract collections during the calendar month, including all Net Liquidation Proceeds collected during the calendar month, but excluding any Purchase Amounts.

Cram Down Loss means, for any automobile loan contract that has not become a Liquidated Receivable, if the Servicer expects the Principal Balance or effective rate of interest on the automobile loan contract to be reduced by a court of appropriate jurisdiction in an insolvency proceeding, the Servicer’s estimate of the reduction in the Principal Balance that will be so ordered by the court.

Cumulative Net Loss Ratio means, as of any “Measurement Date” (as set forth in the table in the definition of “Cumulative Net Loss Trigger”), the ratio (expressed as a percentage) of (a) the aggregate principal balance of receivables that became Liquidated Receivables during the period from the cutoff date through such “Measurement Date” plus all the Cram Down Losses (without duplication) which occurred during such period minus the amount of Net Liquidation Proceeds with respect to Liquidated Receivables received during such period which are applied to principal of the Liquidated Receivables to (b) the Pool Balance as of the cutoff date.

Cumulative Net Loss Trigger exists for any distribution date if as of the most recent “Measurement Date” (as set forth in the table below) the Cumulative Net Loss Ratio calculated for such “Measurement Date” exceeded the “Trigger Level” (as set forth in the table below) specified for such “Measurement Date”. For the avoidance of doubt, a Cumulative Net Loss Trigger will not exist at any time if as of the most recent “Measurement Date” the Cumulative Net Loss Ratio calculated for such “Measurement Date” is less than or equal to the stated “Trigger Level” for such date, despite the fact that a Cumulative Net Loss Trigger may previously have existed.

Measurement Date	Trigger Level
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%
End of [ ] 20[ ] Collection Period	[ ]%

Liquidated Receivable means, for any calendar month, an automobile loan contract for which:

•	on the last day of a calendar month, if as of that date, more than [10]% of any scheduled automobile loan contract payment remains unpaid for 120 days or more from the date for such payment and the related financed vehicle has not been repossessed;

•	the related financed vehicle has been repossessed and the servicer has either liquidated such financed vehicle or held such financed vehicle in its inventory for more than 60 days (or up to 90 days subject to the servicer’s modification of the credit and collection policy applicable to its serviced portfolio of motor vehicle installment sales contracts and installment loans) at month-end; or

•	is otherwise required to be charged-off or is deemed uncollectible by the servicer in accordance with the servicer’s credit and collection policy.

Majority Noteholders means the holders of notes representing a majority of the note principal balance of the most senior class of notes then Outstanding.

Net Liquidation Proceeds means, for Liquidated Receivables:

(1)	proceeds from the disposition of the underlying financed vehicles;

plus

(2)	any related insurance proceeds;

plus

(3)	other moneys received from the obligor that are allocable to principal and interest due under the automobile loan contract;

minus

(4)	the servicer’s reasonable out-of-pocket costs, including repossession and resale expenses not already deducted from the proceeds, and any amounts required to be remitted to the obligor by law.

Noteholders’ Interest Carryover Amount means, for any class of notes and any determination date, all or any portion of the Noteholders’ Interest Distributable Amount for that class of notes for the immediately preceding distribution date, that remains unpaid as of the determination date, plus, to the extent permitted by law, interest on the unpaid amount at the interest rate paid by the class of notes from the preceding distribution date to but excluding the related distribution date.

Noteholders’ Interest Distributable Amount means, for any distribution date, the sum of the Noteholders’ Monthly Interest Distributable Amount for each class of notes for such distribution date and the Noteholders’ Interest Carryover Amount, if any, for each class of notes, calculated as of such distribution date.

Noteholders’ Monthly Interest Distributable Amount means, for any distribution date and any class of notes, the interest accrued at the respective interest rate during the applicable interest period that shall accrue (i) on the principal balance of the notes of such class Outstanding as of the end of the prior distribution date or, in the case of the first distribution date, as of the closing date and (ii) on [either an “actual/360” basis (with respect to the Class A-1 Notes[ and the Class A-2-B Notes]) or,] a “30/360” basis (with respect to all other notes).

Outstanding means, as of any date of determination, all notes that are authenticated and delivered under the indenture except for (i) notes that have been canceled, (ii) notes in respect of which the amount of money necessary for full payment of such notes has been deposited with the indenture trustee in trust for the related noteholders, and (iii) notes in exchange for which other notes have been authenticated and delivered pursuant to the indenture unless proof satisfactory to the indenture trustee is presented that any such notes are held by a bona fide purchaser; provided, however, that in determining whether the noteholders have given any request, demand, authorization, direction, notice, consent or waiver under any transaction document, notes owned by the issuing entity, any other obligor upon the notes, the depositor or any affiliate of any of the foregoing entities shall be disregarded and deemed not to be Outstanding.

Pool Balance means, as of any date of determination, the aggregate Principal Balance of the automobile loan contracts, excluding all Liquidated Receivables and all Purchased Automobile Loan Contracts, at the end of the preceding calendar month [plus the amounts on deposit in the [revolving account][pre-funding account]].

Principal Balance means, for any automobile loan contract as of any date of determination, an amount equal to:

(1)	the Amount Financed;

minus

(2)	the sum of;

(a)	that portion of all amounts received on or prior to that date and allocable to principal according to the automobile loan contract’s terms;

plus

(b)	any Cram Down Losses for the automobile loan contract accounted for as of that date;

Principal Payment Amount for a distribution date will equal the lesser of:

(1)	the aggregate principal balance of the notes on that distribution date (after giving effect to any payments under clauses [1] through [17] under “Description of the Transaction Documents—Distributions—Distribution Date Payments”); and

(2)	the excess, if any, on the distribution date of:

(a)	the sum of the aggregate principal balance of the notes on that distribution date (after making payments under clauses [4, 5, 7, 8, 10, 11, 13, 14, 16, 17 and 19] under “Description of the Transaction Documents—Distributions—Distribution Date Payments”) and the Target Overcollateralization Amount;

minus

(b)	the Pool Balance.

Purchase Amount means, with respect to any Purchased Automobile Loan Contract, the Principal Balance plus the accrued and unpaid interest as of the date of purchase.

Purchased Automobile Loan Contract means an automobile loan contract purchased as of the close of business on the last day of a collection period by the depositor and subsequently by the sponsor as a result of a breach of a representation or warranty, or without repetition, by the servicer as the result of a breach of a covenant or by the servicer or depositor as an exercise of its optional redemption right.

Target Overcollateralization Amount means, for any distribution date, the greater of (i) either (A) on the first and second distribution dates and on any distribution date thereafter with respect to which no Cumulative Net Loss Trigger exists,     % of the Pool Balance [plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period or (B) on the third distribution date or thereafter, but only if a Cumulative Net Loss Trigger exists with respect to such distribution date,     % of the Pool Balance[plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period and (ii)     % of the Pool Balance as of the [initial] cutoff date;

[Required Revolving Pool Balance means, for any distribution date during the revolving period, the amount equal to a fraction, the numerator of which is the Pro Forma Note Balance for the distribution date and the denominator of which is     % of the Pool Balance.]

[Three-Month Rolling Average Delinquency Ratio means, for any distribution date during the revolving period beginning with the              20     distribution date, a rolling three month average of the ratio for each of the three immediately preceding calendar months expressed as a percentage of:

(1) the aggregate Principal Balance of automobile loan contracts over [60] days delinquent (excluding any automobile loan contracts with respect to which the servicer has repossessed the related financed vehicle or which have become Liquidated Receivables) as of the end of the related calendar month:

to

(2) the Pool Balance as of the first day of the related calendar month prior to giving effect to any payment activity on such date.]

[Three-Month Rolling Average Annualized Net Loss Ratio means, for any distribution date during the revolving period, beginning with the              20     distribution date, a rolling three month average of the ratio for each of the three immediately preceding calendar months expressed as a percentage of:

(1)     (a) the sum of (i) the aggregate Principal Balance of Liquidated Receivables for the related calendar month minus Net Liquidation Proceeds received with respect to the automobile loan contracts during the related calendar month plus (ii) aggregate Cram Down Losses for the related calendar month;

to

(b) the Pool Balance as of the first day of the related calendar month prior to giving effect to any payment activity on such date;

multiplied by

(2) twelve.]

[Annex A

Vintage Origination Information(1)]

Quarter of Origination	Units Financed	Aggregate Amount Financed	Average Amount Financed	Weighted Average APR	Weighted Average Original Term	Weighted Average FICO® Score(2)
20[ ] Q1
20[ ]Q2
20[ ]Q3
20[ ]Q4
20[ ]Q1
20[ ]Q2
20[ ]Q3
20[ ]Q4
20[ ]Q1
20[ ]Q2
20[ ]Q3
20[ ]Q4
20[ ]Q1
20[ ]Q2
20[ ]Q3
20[ ]Q4
20[ ]Q1
20[ ]Q2
20[ ]Q3
20[ ]Q4
20[ ]Q1
20[ ]Q2
20[ ]Q3
20[ ]Q4
20[ ]Q1
20[ ]Q2
20[ ]Q3

(1)	All metrics are calculated based on managed and owned accounts only.
[(2)	FICO® Scores are unavailable for some accounts originated after September 2014 and those accounts are not included in this column. FICO® is a federally registered trademark of Fair, Isaac & Company. ]

Monthly Cumulative Gross Loss Rates by Quarter of Origination

Through             , 20

Aggregate Amount Financed	$	$	$	$	$	$	$	$
Months Seasoned	20[ ] 1st Quarter	20[ ] 2nd Quarter	20[ ]3rd Quarter	20[ ]4th Quarter	20[ ]1st Quarter	20[ ]2nd Quarter	20[ ]3rd Quarter	20[ ]4th Quarter
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78
79
80
81
82

*	Percentages were calculated using managed and owned accounts only and without deducting Cram Down Losses from the Principal Balance of active automobile loan contracts.

Monthly Cumulative Net Loss Rates by Quarter of Origination

Through             , 20

Aggregate Amount Financed	$	$	$	$	$	$	$	$
Months Seasoned	20[ ] 1st Quarter	20[ ] 2nd Quarter	20[ ]3rd Quarter	20[ ]4th Quarter	20[ ]1st Quarter	20[ ]2nd Quarter	20[ ]3rd Quarter	20[ ]4th Quarter
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78
79
80
81
82

*	Percentages were calculated using managed and owned accounts only and without deducting Cram Down Losses from the Principal Balance of active automobile loan contracts.
*	Net loss is calculated as gross losses plus repossession and auction fees minus auction recoveries, deficiency payments, rebated warranty payments and insurance payments. All such fees and recoveries are applied to the month in which they are received.

Pool Factors by Quarter of Origination

End of Period Principal Balance Outstanding Divided by Original Amount Financed

Through             , 20

Aggregate Amount Financed	$	$	$	$	$	$	$	$
Months Seasoned	20[ ] 1st Quarter	20[ ] 2nd Quarter	20[ ]3rd Quarter	20[ ]4th Quarter	20[ ]1st Quarter	20[ ]2nd Quarter	20[ ]3rd Quarter	20[ ]4th Quarter
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73

*	Percentages were calculated using managed and owned accounts only and without deducting Cram Down Losses from the Principal Balance of active automobile loan contracts.

Annex B

Static Pool Information

Securitization	Number of Automobile Loans at Cutoff Date	Aggregate Principal Balance at Cutoff Date	Average Loan Balance at Cutoff	Weighted Average APR	Weighted Average Original Term	Weighted Average FICO® Score(1)
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]
EART 20[ ]-[ ]

[(1)	FICO® Scores are unavailable for some accounts originated after September 2014 and those accounts are not included in this column. FICO® is a federally registered trademark of Fair, Isaac & Company. ]

Monthly Cumulative Gross Loss Rates by Securitization

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

.

Monthly Cumulative Net Loss Rates by Securitization

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

Pool Factors by Securitization

End of Period Principal Balance Outstanding Divided by Original Amount Financed

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

31-60 Day Delinquencies by Securitization

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

61-90 Day Delinquencies by Securitization

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

91-120 Day Delinquencies by Securitization

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

Prepayment (ABS) Speed by Securitization

Through             , 20

Aggregate Principal Balance at Cutoff Date	$	$	$	$	$	$	$
Months Seasoned	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]	EART 20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78

Annex C

Clearance, Settlement and Tax Documentation Procedures

NOTICE TO INVESTORS: THIS ANNEX C IS AN INTEGRAL PART OF THIS PROSPECTUS.

Except in limited circumstances, the publicly offered notes will be available only in book-entry form. Investors in the publicly offered notes may hold the publicly offered notes through any of DTC, Clearstream or Euroclear. The publicly offered notes will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice, which is seven calendar day settlement.

Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding publicly offered notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear and as DTC participants.

Non-U.S. holders of global notes will be subject to U.S. withholding taxes unless the holders meet a number of requirements and deliver appropriate U.S. tax documents to the notes clearing organizations or their participants.

Initial Settlement

All publicly offered notes will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the publicly offered notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their relevant depository which in turn will hold these positions in their accounts as DTC participants.

Investors electing to hold their publicly offered notes through DTC will follow DTC settlement practices. Investor notes custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their publicly offered notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary security and no lock-up or restricted period. Publicly offered notes will be credited to the notes custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants

Secondary market trading between DTC participants will be settled using the procedures applicable to asset-backed notes issues in same-day funds.

Trading between Clearstream or Euroclear Participants

Secondary market trading between Clearstream participants or Euroclear participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC, Seller and Clearstream or Euroclear Participants

When publicly offered notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser will send instructions to Clearstream or Euroclear through a Clearstream participant or Euroclear participant at least one business day prior to settlement. Clearstream or Euroclear will instruct the relevant depository, as the case may be, to receive the publicly offered notes against payment. Payment will include interest accrued on the publicly offered notes from and including the last coupon distribution date to and excluding the settlement date, on the basis of the actual number of days in the accrual period and a year assumed to consist of 360 days. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the relevant depository to the DTC participant’s account against delivery of the publicly offered notes. After settlement has been completed, the publicly offered notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream participant’s or Euroclear participant’s account. The notes credit will appear the next day, European time and the cash debt will be back-valued to, and the interest on the global notes will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date and the trade fails, the Clearstream or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the publicly offered notes are credited to their account one day later.

As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream participants or Euroclear participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream participants or Euroclear participants purchasing publicly offered notes would incur overdraft charges for one day, assuming they cleared the overdraft when the publicly offered notes were credited to their accounts. However, interest on the publicly offered notes would accrue from the value date. Therefore, in many cases the investment income on the global notes earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although the result will depend on each Clearstream participant’s or Euroclear participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for crediting global notes to the respective European depository for the benefit of Clearstream participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participants a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Clearstream or Euroclear Seller and DTC Purchaser

Due to time zone differences in their favor, Clearstream participants and Euroclear participants may employ their customary procedures for transactions in which publicly offered notes are to be transferred by the respective clearing system, through the respective depository, to a DTC participant. The seller will send instructions to Clearstream or Euroclear through a Clearstream participant or Euroclear participant at least one business day prior to settlement. In these cases Clearstream or Euroclear will instruct the respective depository, as appropriate, to credit the publicly offered notes to the DTC participant’s account against payment.Payment will include interest accrued on the publicly offered notes from and including the last interest payment to and excluding the settlement date on the basis of a 360-day year and [the actual number of days elapsed in the accrual period (with respect to the Class A-1 Notes [and A-2-B Notes]) and on the basis of a 360-day year consisting of twelve 30-day months (with respect to all other notes)]. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month.The payment will then be reflected in the account of Clearstream participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream participant’s or Euroclear participant’s account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York.In the event that the Clearstream participant or Euroclear participant has a line of credit with its respective clearing system and elects to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date and the trade fails, receipt of the cash proceeds in the Clearstream participant’s or Euroclear participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream or Euroclear and that purchase global notes from DTC participants for delivery to Clearstream participants or Euroclear participants may wish to note that these trades would automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Clearstream or Euroclear for one day, until the purchase side of the trade is reflected in their Clearstream or Euroclear accounts in accordance with the clearing system’s customary procedures;

•	borrowing the publicly offered notes in the United States from a DTC participant no later than one day prior to settlement, which would give the publicly offered notes sufficient time to be reflected in their Clearstream or Euroclear account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Clearstream participant or Euroclear participant.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of publicly offered notes holding such notes through Clearstream or Euroclear, or through DTC if the beneficial owner has an address outside the United States, will be subject to the 30% U.S. federal withholding tax that generally applies to payments of interest, including OID, on registered debt issued by U.S. Persons, unless:

(1)	each clearing system, bank or other financial institution that holds customers’ notes in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements; and

(2)	such beneficial owner certifies as to an exemption or reduced tax rate, which may be done using one of the forms below.

This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to partnership or non-U.S. holders of the publicly offered notes, including U.S. federal withholding tax under FATCA, as well as the application of the withholding tax regulations. You are encouraged to consult your own tax advisors for specific advice regarding the holding and disposing of the publicly offered notes. For further discussion of U.S. federal withholding tax under FATCA, see “Material Federal Income Tax Consequences—Payments to Foreign Financial Institutions and Certain Other Foreign Entities” in this prospectus.

Exemption for Non-U.S. Persons – IRS Form W-8BEN or W-8BEN-E

If the FATCA withholding tax, as described in this prospectus does not apply, a beneficial owner of publicly offered notes that is a Non-U.S. Person, as defined below, generally can obtain a complete exemption from the U.S. federal withholding tax by providing a duly executed IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals) or IRS Form W-8BEN-E, Certificate of Beneficial Owner for United States Tax Withholding and Reporting (Entities), as applicable. Generally, an IRS Form W-8BEN or W-8BEN-E is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year. If the information shown on IRS Form W-8BEN or W-8BEN-E changes, a new IRS Form W-8BEN or W-8BEN-E must be provided within 30 days of the change. In certain cases, an IRS Form W-8BEN or W-8BEN-E may remain effective indefinitely.

Exemption for Non-U.S. Persons with effectively connected income – IRS Form W-8ECI

If the FATCA withholding tax, as described in this prospectus does not apply, a Non-U.S. Person generally can obtain a complete exemption from U.S. federal withholding tax on income effectively connected with the conduct of a trade or business in the United States by providing a duly executed IRS Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. Generally, an IRS Form W-8ECI is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year. If the information shown on an IRS Form W-8ECI changes, a new IRS Form W-8ECI must be provided within 30 days of the change.

Exemption or reduced rate for Non-U.S. Persons resident in treaty countries – IRS Form W-8BEN or W-8BEN-E

A Non-U.S. Person may claim treaty benefits by providing a duly executed IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals) or IRS Form W-8BEN-E, Certificate of Beneficial Owner for United States Tax Withholding and Reporting (Entities), as applicable. Generally, an IRS Form W-8BEN or W-8BEN-E is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year. If the information shown on IRS Form W-8BEN or W-8BEN-E changes, a new IRS Form W-8BEN or W-8BEN-E must be provided within 30 days of the change. In certain cases, an IRS Form W-8BEN or W-8BEN-E may remain effective indefinitely.

Exemption for U.S. Persons – IRS Form W-9

U.S. Persons may obtain a complete exemption from U.S. federal withholding tax by filing a duly executed IRS Form W-9, Request for Taxpayer Identification Number and Certification, supplying such U.S. Person’s U.S. federal taxpayer identification number and certain other information.

A U.S. Person is:

(1)	a citizen or resident of the United States;

(2)	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof;

(3)	an estate that is subject to U.S. federal income tax regardless of the source of its income; or

(4)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

A Non-U.S. Person is any person other than a U.S. Person.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement.

Securities and Exchange Commission Registration Fee	$*
Rating agency fees	$**
Printing	$**
Legal fees and expenses	$**
Accountants’ fees	$**
Fees and expenses of Indenture Trustee	$**
Fees and expenses of Owner Trustee	$**
Fees and expenses of Asset Representations Reviewer	$**
Miscellaneous expenses	$**

Total	$**

*	Omitted because the registration fee is being deferred pursuant to Rules 456(c) and 457(s).
**	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

ITEM 13.	Indemnification of Directors and Officers.

Indemnification. Under the laws which govern the organization of the registrant, the registrant has the power and in some instances may be required to provide an agent, including an officer or manager, who was or is a party or is threatened to be made a party to certain proceedings, with indemnification against certain expenses, judgments, fines, settlements and other amounts under certain circumstances.

Section 7.2 of the Limited Liability Company Agreement of EFCAR, LLC provides that all officers and managers of the company shall be indemnified by EFCAR, LLC from and against all expenses, liabilities or other matters arising out of their status as an officer or manager for their acts, omissions or services rendered in such capacities.

The form of the Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides that Exeter Finance Corp. and EFCAR, LLC will severally and jointly indemnify and reimburse the underwriter(s) and each controlling person of the underwriter(s) with respect to certain expenses and liabilities, including liabilities under the 1933 Act or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the underwriter(s) will similarly indemnify and reimburse Exeter Finance Corp. and each controlling person of Exeter Finance Corp. with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the underwriter(s) for use in connection with the preparation of the Registration Statement.

Insurance. As permitted under the laws which govern the organization of the registrant, EFCAR, LLC may purchase and maintain insurance on behalf of the registrant’s agents, including its officers and managers, against any liability asserted against them in such capacity or arising out of such agents’ status as such, whether or not the registrant would have the power to indemnify them against such liability under applicable law.

ITEM 14. Exhibits.

Exhibits	Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of EFCAR, LLC*

3.2	Limited liability Company Agreement of EFCAR, LLC*

4.2	Form of Indenture (including forms of Notes)*

4.3	Form of Trust Agreement*

4.4	Form of Amended and Restated Trust Agreement*

4.5	Form of Sale and Servicing Agreement*

5.1	Opinion of Katten Muchin Rosenman LLP with respect to legality.*

8.1	Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*

10.1	Form of Purchase Agreement*

10.2	Form of Deposit Account Control Agreement*

10.3	Form of Asset Representations Review Agreement*

10.5	Form of Custodian Agreement*

23.1	Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1)

23.2	Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1)

24.1	Powers of Attorney (incorporated by reference to the signature page to the Registration Statement of EFCAR, LLC on Form SF-3 (Reg. No. 333-213381) filed on August 30, 2016)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney*

36.1	Form of Depositor certification for shelf offerings of asset-backed securities*

102.1	Asset data file**

103.1	Asset related documents**

*	Filed with this Amendment No. 2 to Form SF-3.
**	For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

ITEM 15.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A)	[Not applicable].

(B)	Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 (§ 239.13), Form SF-3 (§ 239.45) or Form F-3 (§ 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b)) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§ 239.11), Form SF-1 (§ 239.13) or Form SF-3 (§ 239.45) or Form S–3 (§ 239.13), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Not applicable].

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	[Not applicable].

(ii)	[Not applicable].

(iii)	If the registrant is relying on § 230.430D:

(A) Each prospectus filed by the registrant pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) If the registrant is relying on § 230.430D, with respect to any offering of securities registered on Form SF–3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	[Not applicable]

(d)	[Not applicable]

(e)	[Not applicable]

(f)	[Not applicable]

(g)	[Not applicable]

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(k)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, EFCAR, LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on December 2, 2016.

EFCAR, LLC

By:	/s/ Walter Evans
Name:	Walter Evans
Title:	Manager, Vice President and Secretary

By:	*
Name:	Jason Grubb
Title:	Manager and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following officers and managers of the registrant, EFCAR, LLC, in the capacities and on the date indicated.

Signature	Title	Date

* Jason Grubb	Manager and Chief Executive Officer of EFCAR, LLC	December 2, 2016

/s/ Walter Evans Walter Evans	Manager, Vice President, General Counsel and Secretary of EFCAR, LLC	December 2, 2016

* Paige Wisdom	Manager, Vice President and Chief Financial Officer of EFCAR, LLC	December 2, 2016

* Ben Miller	Vice President of EFCAR, LLC	December 2, 2016

*By:	/s/ Walter Evans
Walter Evans, Agent and Attorney-in-Fact

EXHIBIT INDEX

Exhibits	Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of EFCAR, LLC*

3.2	Limited liability Company Agreement of EFCAR, LLC*

4.2	Form of Indenture (including forms of Notes)*

4.3	Form of Trust Agreement*

4.4	Form of Amended and Restated Trust Agreement*

4.5	Form of Sale and Servicing Agreement*

5.1	Opinion of Katten Muchin Rosenman LLP with respect to legality.*

8.1	Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*

10.1	Form of Purchase Agreement*

10.2	Form of Deposit Account Control Agreement*

10.3	Form of Asset Representations Review Agreement*

10.5	Form of Custodian Agreement*

23.1	Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1)

23.2	Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1)

24.1	Powers of Attorney (incorporated by reference to the signature page to the Registration Statement of EFCAR, LLC on Form SF-3 (Reg. No. 333-213381) filed on August 30, 2016)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney*

36.1	Form of Depositor certification for shelf offerings of asset-backed securities*

102.1	Asset data file**

103.1	Asset related documents**

*	Filed with this Amendment No. 2 to Form SF-3.
**	For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.